As filed with the Securities and Exchange Commission on December 31, 2008

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Berliner Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4812	75-2233445
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

97 Linden Ave.
Elmwood Park, New Jersey  07407
(201) 791-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rich B. Berliner
Chief Executive Officer
97 Linden Ave.
Elmwood Park, N.J.  07407
(201) 791-3200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Quentin Collin Faust, Esq. Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 (214) 659-4400	George Lander, Esq. Morse, Zelnick, Rose & Lander, LLP 405 Park Avenue, Suite 1401 New York, NY 10022 212-838-4175

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective and all other conditions set forth in the Agreement and Plan of Reorganization, dated as of September 9, 2008, described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.00002 per share	13,104,644	$1.05	$13,759,876.20	$540.77

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) and Rule 457(c) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. Berliner Communications may not issue the securities to be issued in connection with the transaction described in this document until the registration statement filed with the Securities and Exchange Commission is effective. Any representation to the contrary is a criminal offense. This document is not an offer to sell the securities and Berliner Communications is not soliciting an offer to buy the securities in any state where the offer or sale is not permitted.

Subject to Completion Dated December 31, 2008

Old Berliner, Inc.
97 Linden Ave.
Elmwood Park, New Jersey  07407
(201) 791-3200

Dear Old Berliner Stockholder:

It is a pleasure to invite you to the special meeting of stockholders of Old Berliner, Inc., to be held at [__________] on [                    ], 2009, beginning at [            ] local time.  At the meeting, you will be asked to approve and adopt the Agreement and Plan of Reorganization, dated as of September 9, 2008, between Berliner Communications, Inc. and Old Berliner, Inc.

The Agreement and Plan of Reorganization calls for: (1) Old Berliner to transfer 13,104,644 shares of common stock of Berliner Communications that it currently owns, constituting substantially all of its assets, to Berliner Communications solely in exchange for 13,104,644 newly issued shares of Berliner Communications common stock; (2) Old Berliner to, after providing for the payment of all liabilities (fixed or contingent), promptly thereafter distribute those newly issued shares of Berliner Communications, together with all of its other assets, if any, to its stockholders in complete liquidation and in cancellation of their shares of Old Berliner capital stock; and (3) Old Berliner to dissolve as a corporation under Delaware law.

After careful consideration, Old Berliner’s board of directors has unanimously approved and adopted the Agreement and Plan of Reorganization and unanimously recommends that you vote FOR the approval and adoption of the Agreement and Plan of Reorganization and FOR authorizing Old Berliner’s board of directors to act in their discretion with respect to any other business as may properly come before the special meeting or any adjournments of the special meeting.

This is a proxy statement for Old Berliner and it is also Berliner Communications’ prospectus relating to its offering of shares of Berliner Communications common stock to Old Berliner stockholders in the proposed transactions.  It contains important information concerning Berliner Communications, Old Berliner, the terms of the proposed exchange of substantially all of the assets of Old Berliner for common stock of Berliner Communications and the subsequent distribution of these shares to the stockholders of Old Berliner, and the conditions that must be satisfied before this exchange and the related transactions can occur.  The complete text of the Agreement and Plan of Reorganization is attached as Annex A to this proxy statement/prospectus and incorporated by reference.  Please read this document carefully, including the “Risk Factors” that are described starting on page 6 of this proxy statement/prospectus.

Berliner Communications is traded on the Over the Counter Bulletin Board under the symbol “BERL.OB”

Sincerely,

Rich B. Berliner
President and Chief Executive Officer
Old Berliner, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus.  Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is [_____________], 2009

WHERE TO OBTAIN MORE INFORMATION

This proxy statement/prospectus is based on information provided by Berliner Communications, Old Berliner and other sources that Berliner Communications and Old Berliner believe to be reliable. This proxy statement/prospectus summarizes certain documents filed as exhibits hereto. For more information on how you can obtain copies of these documents, see “Where You Can Find More Information” on page 69.

You may also obtain additional information about Berliner Communications from the documents it files with the Securities and Exchange Commission or by following the instructions in the section entitled “Where You Can Find More Information” on page 69.

OLD BERLINER, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD [                    ], 2009

To the Stockholders of Old Berliner, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Old Berliner, Inc., a Delaware corporation, will be held at [            ], on [                    ], 2009, beginning at [_______] local time.

Only Old Berliner stockholders of record as of [                    ], 2009 are entitled to attend and vote at the special meeting. At the special meeting, you will be asked to approve and adopt the Agreement and Plan of Reorganization, dated as of September 9, 2008, by and between Old Berliner and Berliner Communications, Inc.

The affirmative vote of the holders of a majority of the outstanding shares of Old Berliner common stock is necessary for approval and adoption of the proposal.  As of the record date there were 21,055,203 shares of Old Berliner common stock outstanding.

Details of the proposed transactions, including the subsequent liquidation and dissolution of Old Berliner, and other important information concerning Berliner Communications and Old Berliner are more fully described in the accompanying proxy statement/prospectus.  Please give this material your careful attention.

ALL STOCKHOLDERS OF OLD BERLINER ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, HOWEVER, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE. A POSTAGE-PAID ENVELOPE IS ENCLOSED FOR THAT PURPOSE. ANY STOCKHOLDER ATTENDING THE SPECIAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

YOUR VOTE IS VERY IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. You may revoke your proxy at any time prior to its exercise by filing written notice of such revocation with the Secretary of Old Berliner or by signing and delivering to the Secretary a proxy bearing a later date. In addition, you may attend the special meeting and vote your shares in person if you wish, even though you have previously returned your proxy.

By Order of the Board of Directors of Old Berliner, Inc.

Rich B. Berliner
President and Chief Executive Officer

Elmwood Park, New Jersey
[______________], 2009

TABLE OF CONTENTS

SUMMARY	1

RISK FACTORS	6

RISKS RELATED TO THE TRANSACTION	12

SPECIAL NOTE REGARDING FORWARD–LOOKING STATEMENTS	13

SPECIAL MEETING OF OLD BERLINER, INC. STOCKHOLDERS	15

MATERIAL CONTRACTS BETWEEN BERLINER COMMUNICATIONS AND OLD BERLINER	17

THE PROPOSAL	18

THE AGREEMENT AND PLAN OF REORGANIZATION	19

INFORMATION REGARDING BERLINER COMMUNICATIONS	25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BERLINER COMMUNICATIONS	35

OWNERSHIP OF BERLINER COMMUNICATIONS CAPITAL STOCK	45

INFORMATION REGARDING BERLINER COMMUNICATIONS’ DIRECTORS AND EXECUTIVE OFFICERS	47

EXECUTIVE COMPENSATION	50

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF BERLINER COMMUNICATIONS	57

INFORMATION REGARDING OLD BERLINER’S BUSINESS	59

COMPARISON OF RIGHTS OF HOLDERS OF OLD BERLINER COMMON STOCK AND BERLINER COMMUNICATIONS COMMON STOCK	60

MARKET FOR COMMON STOCK	68

EXPERTS	68

LEGAL MATTERS	69

WHERE YOU CAN FIND MORE INFORMATION	69

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

ANNEX - AGREEMENT AND PLAN OF REORGANIZATION	A-1

i

SUMMARY

The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this proxy statement/prospectus and the other documents we refer to or incorporate by reference for a more complete understanding of the Agreement and Plan of Reorganization.

Berliner Communications, Inc.
97 Linden Ave.
Elmwood Park, New Jersey  07407
(201) 791-3200

Berliner Communications, Inc. was originally incorporated in Delaware in 1987 as Adina, Inc.  Adina’s corporate existence was permitted to lapse in February of 1996 and was subsequently reinstated as eVentures Group, Inc., in August of 1999. In December of 2000, eVentures changed its name to Novo Networks, Inc.

On February 18, 2005, Novo entered into an asset purchase agreement with the former Berliner Communications, Inc. (currently named Old Berliner, Inc.) and BCI Communications, Inc., a Delaware corporation and Novo’s wholly-owned subsidiary, whereby BCI acquired the operations and substantially all of the assets and liabilities of Old Berliner. On September 16, 2005, Novo changed its name to Berliner Communications, Inc. Berliner Communications is now the public reporting entity, and all of its operations are run out of Berliner Communications’ wholly-owned subsidiary, BCI.

BCI’s core activities include:

•	real estate site acquisition and zoning;

•	infrastructure equipment construction and installation;

•	network services;

•	radio frequency and network design and engineering;

•	radio transmission base station installation and modification; and

•	in-building network design, engineering and construction.

BCI provides some combination of these services to its customers, most of which are companies in the wireless telecommunications and/or data transmission industries, as well as to utility companies and government entities. BCI assists its customers in planning, site location and leasing of space for wireless communication transmission systems.

The common stock of Berliner Communications trades on the Over the Counter Bulletin Board under the symbol BERL.OB. Its website can be accessed at www.bcisites.com. The information on the Berliner Communications website is not part of this proxy statement/prospectus.

Old Berliner, Inc.
c/o Berliner Communications, Inc.
97 Linden Ave.
Elmwood Park, N.J.  07407
(201) 791-3200

Old Berliner was incorporated in Delaware in 1995 under the name Berliner Communications, Inc.  Prior to the sale of its assets to Berliner Communications in February 2005, Old Berliner provided wireless carriers with comprehensive real estate site acquisition, construction and zoning services, radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. Upon the consummation of Berliner Communications’ purchase of Old Berliner’s assets, BCI, as a wholly owned subsidiary of Berliner Communications, carried on the operations of Old Berliner. Since Old Berliner divested itself of its core assets in February 2005, it has not conducted any business operations and its only significant assets are its shares of Berliner Communications common stock.

Old Berliner is a privately-held company.  There is currently no public market for its securities.

The Agreement and Plan of Reorganization (page 19)

On September 9, 2008, Berliner Communications entered into an Agreement and Plan of Reorganization with Old Berliner.  Old Berliner currently owns 13,104,644 shares of Berliner Communications common stock representing approximately 49.4% of the outstanding shares of the capital stock of Berliner Communications.

The Agreement and Plan of Reorganization calls for: (1) Old Berliner to transfer the 13,104,644 shares of Berliner Communications common stock that it currently owns, constituting substantially all of its assets, to Berliner Communications solely in exchange for 13,104,644 newly issued shares of Berliner Communications common stock; (2) Old Berliner to, after providing for the payment of all liabilities (fixed or contingent), promptly thereafter distribute those newly issued shares of Berliner Communications, together with all of its other assets, if any, to its stockholders in complete liquidation and in cancellation of their shares of Old Berliner capital stock; and (3) Old Berliner to dissolve as a corporation under Delaware law.  Under the Agreement and Plan of Reorganization, Berliner Communications will not assume any liabilities or obligations of Old Berliner. The closing of these transactions shall occur on the third business day after all conditions to closing have been satisfied.  Among the closing conditions is the approval of the transactions contemplated by the Agreement and Plan of Reorganization by the stockholders of Old Berliner and the effectiveness of the registration statement on Form S-4 relating to this proxy statement/prospectus. Once this registration statement has become effective, Old Berliner will convene a meeting of its stockholders to vote on the approval of the transactions contemplated by the Agreement and Plan of Reorganization.

Berliner Communications and Old Berliner have made representations and warranties to each other that are customary in agreements of this nature, all of which will survive the closing, and each of them has agreed to indemnify the other party and its successors and assigns against losses and damages incurred as a result of any breach of any of the representations, warranties, or covenants made in the Agreement and Plan of Reorganization.

Factors Considered by the Old Berliner Board  (page 19)

In the course of its deliberations, the Old Berliner board of directors, after consultation with management and its financial and legal advisors, considered the following factors in its decision to approve and adopt the Agreement and Plan of Reorganization and to present the Agreement and Plan of Reorganization and the transactions contemplated thereunder to a vote of its stockholders, with a recommendation from the board to approve and adopt the Agreement and Plan of Reorganization:

•
Old Berliner has had no business operations since it sold substantially all of its operating assets to Berliner Communications in February of 2005 and no operations are contemplated to be conducted in the future;

•	the continuing corporate and administrative expenses being incurred by Old Berliner;

•	a distribution of Berliner Communications stock must be effected in connection with a registered offering under the federal securities laws;

•	Old Berliner stockholders will receive registered shares of Berliner Communications, providing them with a more liquid asset than the shares of Old Berliner stock they currently hold; and

•	the Agreement and Plan of Reorganization would permit such a distribution to be made to the stockholders of Old Berliner on a tax-free basis pursuant to Section 368(a)(1) of the Internal Revenue Code.

Factors Considered by the Berliner Communications Board (page 19)

In the course of its deliberations, the Berliner Communications board of directors, after consultation with management and its financial and legal advisors, considered the following factors in its decision to approve and adopt the Agreement and Plan of Reorganization:

•
the transaction would result in an increase in the number of its shares held by non-affiliates by approximately 5.6 million shares, with the potential for increased trading and liquidity for its stockholders in the future;

•
the transaction would satisfy Berliner Communications’ outstanding obligation to register the shares that were issued to Old Berliner in connection with the February 2005 acquisition of substantially all of Old Berliner’s operating assets for distribution to the stockholders of Old Berliner; and

•	the transaction would clarify Berliner Communications’ ownership structure for investors.

Berliner Communications Required Stockholder Vote (page 24)

Approval of the Agreement and Plan of Reorganization does not require a vote of the holders of the shares of Berliner Communications’ capital stock.

Old Berliner Required Stockholder Vote (page 24)

Approval and adoption of the Agreement and Plan of Reorganization requires the affirmative vote of holders of a majority of the outstanding shares of Old Berliner common stock.  No appraisal or dissenters’ rights are available to the stockholders of Old Berliner if the Agreement and Plan of reorganization is approved and adopted by Old Berliner’s stockholders.

Changing Your Vote (pages 15 and 16)

A stockholder of Old Berliner may revoke a submitted proxy at any time before it is voted, by:

•	delivering to the Secretary of Old Berliner a written notice, dated later than the proxy to be revoked, stating that the proxy is revoked;

•	submitting to the Secretary of Old Berliner a new, signed proxy with a later date than the proxy being revoked; or

•	attending the special meeting and voting in person (attendance alone will not revoke a proxy).

Notices to the Secretary of Old Berliner should be sent to Nicholas Day, Secretary, Old Berliner, Inc., c/o Berliner Communications, Inc., 97 Linden Avenue, Elmwood Park, NJ 07407.

Expected Timing of the Agreement and Plan of Reorganization (page 16)

Old Berliner and Berliner Communications are working toward consummating the transactions contemplated by the Agreement and Plan of Reorganization as quickly as possible. They expect to consummate those transactions promptly following the approval and adoption of the Agreement and Plan of Reorganization by the stockholders of Old Berliner. However, consummating the transactions contemplated by the Agreement and Plan of Reorganization is subject to several conditions that could affect the timing.

Exchanging Your Old Berliner Stock Certificates (page 16)

In connection with the consummation of the transactions contemplated by the Agreement and Plan of Reorganization, holders of Old Berliner common stock will be directed to surrender their Old Berliner stock certificates to American Stock Transfer & Trust Company, LLC so that they may be canceled and exchanged for shares of Berliner Communications common stock and other assets, if any, to be distributed to the stockholders of Old Berliner in the liquidation and distribution and/or cash in lieu of such fractional shares.

Interests of Certain Persons in the Agreement and Plan of Reorganization (page 19)

In considering the recommendation of the board of directors of Old Berliner and Berliner Communications that Old Berliner stockholders vote to approve and adopt the Agreement and Plan of Reorganization, you should be aware that some officers and directors of these corporations may have interests in the Agreement and Plan of Reorganization that are different from, or in addition to, your interests.  Among other things, these interests include:

•
Rich Berliner is the President and Chief Executive Officer of both Berliner Communications and Old Berliner, is a member of the board of directors of both companies, and owns 57.4% of the outstanding common stock of Old Berliner, which in turn owns 49.4% of the outstanding common stock of Berliner Communications.  As such, Mr. Berliner has the power to control Old Berliner, and, through Old Berliner, has effective control of Berliner Communications.  His interest in approving and adopting the Agreement and Plan of Reorganization may be different than those of the stockholders of either Old Berliner or Berliner Communications.  Mr. Berliner has indicated that he plans to vote his shares of Old Berliner in favor of the approval and adoption of the Agreement and Plan of Reorganization.  If all of the transactions contemplated by the Agreement and Plan of Reorganization are consummated, Mr. Berliner will beneficially own approximately 28.5% of the outstanding common stock of Berliner Communications.

Conditions to Completion of the Agreement and Plan of Reorganization (page 20)

The consummation of the transactions contemplated by the Agreement and Plan of Reorganization depends on a number of conditions being satisfied, including, but not limited to, the following:

•	the Agreement and Plan of Reorganization must be approved and adopted by the stockholders Old Berliner in accordance with the provisions of the Delaware General Corporation Law;

•
the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must be declared effective by the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933 as amended;

•	both Berliner Communications and Old Berliner must perform and comply with all covenants, obligations, and agreements to be performed or complied with by them;

•
the representations and warranties made by each of Berliner Communications and Old Berliner in the Agreement and Plan of Reorganization must be true in all material respects as of September 9, 2008 and as of the date of the closing of the transactions contemplated by the Agreement and Plan of Reorganization; and

•	Other conditions reasonable and customary to transactions similar to those contemplated by the Agreement and Plan of Reorganization.

This is not a complete list of all conditions to the closing of the transactions contemplated by the Agreement and Plan of Reorganization. Each of the conditions set forth in the Agreement and Plan of Reorganization may be waived by the company entitled to assert the condition, except to the extent that the condition must be satisfied in order to comply with applicable law or regulatory requirements.

Termination of the Agreement and Plan of Reorganization (page 24)

Old Berliner and Berliner Communications may jointly agree to terminate the Agreement and Plan of Reorganization. In addition, either Old Berliner or Berliner Communications may terminate the Agreement and Plan of Reorganization if the transactions contemplated by the Agreement and Plan of Reorganization have not been consummated on or before June 30, 2009, upon ten days written notice, notwithstanding the approval of the stockholders of Old Berliner.

Fees and Expenses (page 24)

Old Berliner is conducting this proxy solicitation and will bear the cost of soliciting proxies, including the assembly, printing and mailing of this proxy statement/prospectus, the proxy card and any additional information furnished to its stockholders.  Berliner Communications has paid for legal and accounting fees associated with the preparation and filing of the S-4 registration statement which registers the shares of Berliner Communications common stock to be issued to Old Berliner and distributed to its stockholders.  All other fees and expenses incurred in connection with the Agreement and Plan of Reorganization shall be paid by the party that incurs such expense.

Material United States Federal Income Tax Considerations (page 21)

The transactions contemplated by the Agreement and Plan of Reorganization, including the exchange of the Berliner Communications shares currently owned by Old Berliner for an equal number of newly issued Berliner Communications shares followed by the distribution by Old Berliner to its stockholders of those newly issued shares and all other assets of Old Berliner in complete liquidation of Old Berliner and cancellation of all of the outstanding Old Berliner shares, are intended to qualify as a tax-free reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended.  As such, for federal income tax purposes, neither Berliner Communications nor Old Berliner will recognize gain or loss in connection with those transactions.  Furthermore, Old Berliner’s stockholders will not recognize gain or loss in connection with the distribution by Old Berliner of its assets (including the Berliner Communications shares) in complete liquidation of Old Berliner except to the extent of any cash and the fair market value of any property, other than the Berliner Communications shares, received in the liquidating distribution.  In addition, the Old Berliner stockholders will recognize gain or loss to the extent they receive cash in lieu of a fractional Berliner Communications share.  Old Berliner will receive an opinion of counsel, dated as of the Closing Date (as defined in the Agreement and Plan of Reorganization), that the transactions contemplated by the Agreement and Plan of Reorganization will be treated as a tax-free reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, upon which Berliner Communications and Old Berliner will rely.  However, no ruling from the Internal Revenue Service has been or will be requested regarding the federal income tax consequences of the transactions.  Therefore, we cannot assure you that the Internal Revenue Service or a court would agree with counsel’s opinion.  If the transactions contemplated by the Agreement and Plan of Reorganization do not qualify as a tax-free reorganization, they would be treated as a taxable sale by Old Berliner of its assets followed by a taxable liquidation of Old Berliner.  Old Berliner stockholders should consult with their own tax advisors as to the impact of these transactions if they do not qualify as a tax-free reorganization for federal income tax purposes.

Anticipated Accounting Treatment (page 24)

Berliner Communications will account for the transactions contemplated by the Agreement and Plan of Reorganization utilizing the purchase method of accounting prescribed by SFAS No. 141, Business Combinations.  As required under the principles of the purchase method of accounting, Berliner Communications will record all of the assets it acquires from Old Berliner on its books at their respective fair values on the closing date.  In addition, Berliner Communications may succeed to Old Berliner’s unused net operating loss carryforwards, which will be recorded as a deferred asset.  The fair value of such asset will take into account any limitations on the utilization of those net operating loss carryforwards under the applicable provisions of the Internal Revenue Code of 1986, as amended.

Governmental and Regulatory Matters (page 24)

To consummate the transactions contemplated by the Agreement and Plan of Reorganization, the parties must comply with applicable federal and state securities laws in connection with the distribution of the Berliner Communications common stock to the stockholders of Old Berliner pursuant to the Agreement and Plan of Reorganization. The filing of this proxy statement/prospectus with the SEC and its subsequent effectiveness will satisfy this requirement.

Forward-Looking Statements May Prove Inaccurate (pages 13 and 14)

Each of Old Berliner and Berliner Communications has made forward-looking statements in this document (and in documents that are incorporated herein by reference) that are subject to risks and uncertainties. Forward-looking statements include expectations concerning matters that are not historical facts. Also, when either Old Berliner or Berliner Communications uses words such as “believes,” “expects,” “anticipates” or similar expressions, it is making a forward-looking statement.  For more information regarding factors that could cause actual results to differ from these expectations, you should refer to the specific risks described under “Risk Factors” beginning on page 6.

Where You Can Find More Information (page 69)

If you have any questions about the Agreement and Plan of Reorganization or the special meeting of the stockholders of Old Berliner, including the procedures for voting your shares, or if you need additional copies of the proxy statement/prospectus or the enclosed proxy, please contact:

For Old Berliner stockholders: Old Berliner, Inc. c/o Berliner Communications, Inc. 97 Linden Avenue Elmwood Park, New Jersey 07407 (201)791-3200

RISK FACTORS

RISKS RELATED TO BERLINER COMMUNICATIONS

Although we have had net income in prior periods and in the current period, we have experienced losses in the past and we may never achieve sustained profitability.

Although we had net income during the years ended June 30, 2008, 2007 and 2006, and the quarter ended September 30, 2008, we may not be profitable in future periods, either on a short or long-term basis.  To the extent that revenue declines or does not grow at anticipated rates, increases in operating expenses precede or are not subsequently followed by commensurate increases in revenue or we are unable to adjust operating expense levels accordingly, your investment could be jeopardized.

We generate a substantial portion of our revenue from a limited number of customers, and if our relationships with such customers were harmed, our business would suffer.

For the three months ended September 30, 2008, we derived 65% of our total revenue from our four largest customers, and these customers represented 62% of our accounts receivable.  Of those customers, two of them individually represented greater than 6% of net revenue, one of them represented 19% of our net revenue, and one of them represented 34% of our net revenue for the period. For the three months ended September 30, 2007, we derived 86% of our total revenue from our two largest customers.  Of those customers, one of them represented 7% of net revenue for the period and one of them represented 79% of net revenue for the period.  As of and for the year ended June 30, 2008, we derived 84% of our total revenues from our two largest customers, and those customers represented 62% of our accounts receivable.  During the year ended June 30, 2008, Sprint Nextel Corporation represented 77% and Metro PCS represented 7% of our total revenues.  As of and for the year ended June 30, 2007, we derived 87% of our total revenues from our two largest customers, and those customers represented 77% of our accounts receivable.  During the year ended June 30, 2007, Sprint Nextel Corporation represented 80% and T-Mobile USA, Inc. represented 7% of our total revenues.

We believe that a limited number of clients will continue to be the source of a substantial portion of our revenue for the foreseeable future.  Key factors in maintaining our relationships with such customers include, without limitation, our performance on individual contracts and the strength of our professional reputation.  To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key customers are impaired, this could cause a significant decrease in our revenue, which would negatively impact our ability to generate income.  In addition, our key customers could slow or stop spending on initiatives related to projects we are performing for them, which could be impacted by the increased difficulty in the credit markets as a result of the recent economic crisis, and this, while outside our control, could materially impair our operating results.

We experienced a significant reduction in revenue from our largest customer in the fourth quarter of fiscal 2008 due to the cancellation or postponement of a number of projects.

During the fourth quarter of fiscal 2008, we were advised that our largest customer had slowed the implementation of initiatives related to significant projects we were performing for them.  This customer notified us of the cancellation of certain purchase orders, and instructed us to delay the completion of other existing purchase orders.  This loss of revenue had a material impact on our financial results, including our revenue and operating income, for the fourth quarter of fiscal 2008 and the first quarter of fiscal 2009, and we expect it to negatively impact the financial results of our second quarter of fiscal 2009.  We cannot predict when this customer will authorize us to complete these delayed purchase orders, or if they will do so at all, or whether we could replace this lost revenue through new or existing customers.  These developments, while outside of our control, could materially impair our future operating results.

Our recent rapid growth has created challenges for our management, systems and resources, and this may impact our ability to effectively manage future growth, if any.

We have grown rapidly during fiscal 2008 and 2007.  In early calendar 2007, we acquired three new businesses.  In fiscal 2008, our sales volume increased from $55 million to $128 million.  This rapid growth strained our systems, processes, resources, management and other infrastructure and support mechanisms.  We expect that any future growth may create additional challenges.  To manage the anticipated growth of our operations, we will be required to:

•	improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

•	establish new relationships with additional vendors, suppliers and strategic partners and maintain and expand our existing relationships; and

•	hire, train, manage and retain additional personnel, especially qualified sales and marketing, business development and financial reporting personnel.

To the extent we are unable to assemble the personnel, controls, systems, procedures and relationships necessary to manage our future growth, if any, management resources may be diverted and our opportunity for success limited.

If we experience delays and or defaults in customer payments, we could be unable to cover all expenditures.

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from our customers in amounts sufficient to cover expenditures on client projects as they are incurred.  Delays in customer payments may require us to make a working capital investment, or obtain advances from our line of credit, which may be adversely affected by the current turmoil in the credit markets.  If a customer defaults in making its payments on a project or projects in which we have devoted significant resources, it could have a material negative effect on our results of operations or negatively impact our financial covenants with our lenders.

If the percentage of our revenue derived from construction-related activities increases, our gross margins may suffer.

We have historically earned lower relative gross margins on engineering and construction-related activities.  We typically perform our own network design-related, site acquisition-related services and hire subcontractors to perform engineering and construction services under our direct management.  Subcontracted work generally carries lower profit margins than self-performed work.  If the proportion of construction-related services we deliver increases, then our gross margins and net income may suffer.

We may need additional working capital, the lack of which would likely have a significant negative impact on our ability to grow our business.

We may require additional working capital in order to fund the growth of our operations.  If adequate funds are not available on terms acceptable to us, we may not be able to effectively grow our operations and expand our business.  Our ability to fund our operations and corporate infrastructure is directly related to the continued availability of these and other funding sources, which may be adversely affected by the current turmoil in the credit markets.

In order to grow our business, we may incur significant operating, borrowing and other costs.  Should our operations require additional funding or our capital requirements exceed current estimates, we could be required to seek additional financing in the future, which may be adversely affected by the current turmoil in the credit markets.  We can provide no assurances that we would be able to raise such financing when needed or on acceptable terms.  As a result, we may be forced to reduce or delay additional expenditures or otherwise delay, curtail or discontinue some or all of our operations.  Further, if we are able to access additional capital through borrowings, such debt would increase our debt obligations, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our business is dependent upon our ability to keep pace with the latest technological changes.

The market for our services is characterized by rapid change and technological improvements.  If we are unable to respond in a timely and cost-effective way to these technological developments, this would result in serious harm to our business and operating results.  We have derived, and we expect to continue to derive, a substantial portion of our revenue from creating wireless networks that are based upon today’s leading technologies and that are capable of adapting to future technologies.  As a result, our success will depend, in part, on our ability to develop and market service offerings that respond in a timely manner to the technological advances of our customers, evolving industry standards and changing client preferences.

Our success is dependent on growth in the deployment of wireless networks and new technology upgrades, and to the extent that such growth slows, our business may be harmed.

Telecommunications carriers are constantly re-evaluating their network deployment plans in response to trends in the capital markets, changing perceptions regarding industry growth, the adoption of new wireless technologies, increasing pricing competition for subscribers and general economic conditions in the United States and internationally.  If the rate of network deployment slows and carriers reduce their capital investments in wireless infrastructure or fail to expand into new geographic areas, our business may be significantly harmed.

The uncertainty associated with rapidly changing telecommunications technologies may also negatively impact the rate of deployment of wireless networks and the demand for our services.  Telecommunications service providers face significant challenges in assessing consumer demand and in acceptance of rapidly changing enhanced telecommunications capabilities.  If telecommunications service providers perceive that the rate of acceptance of next generation telecommunications products will grow more slowly than previously expected, they may, as a result, slow their development of next generation technologies.  Moreover, increasing price competition for subscribers could adversely affect the profitability of carriers and limit their resources for network deployment.  Any significant sustained slowdown will further reduce the demand for our services and adversely affect our financial results.

Delays in the adoption and deployment of next generation wireless networks could negatively affect the demand for our services and our ability to grow our revenue.

Wireless service providers may delay their development of next generation technology if, among other things, they expect slow growth in the adoption of such technology, reduced profitability due to price competition for subscribers or regulatory delays.  For example, even though wireless service providers have made substantial investments worldwide in acquiring third generation, or 3G licenses, some providers have delayed deployment of 3G networks.  Since we expect that a substantial portion of our growth will be derived from our services related to new technologies, further delays in the adoption and deployment of these technologies, such as 3G and fourth generation, or 4G, would negatively affect the demand for our services and our ability to grow our revenue.

We bear the risk of cost overruns in some of our contracts.

We conduct our business under various types of contractual arrangements. Under such contracts, prices are established, in part, on cost and scheduling estimates, which are based on a number of assumptions, including, without limitation, assumptions about future economic conditions, prices and availability of labor, equipment and materials, and other exigencies.  These assessments are made more difficult by the current uncertainty in the capital markets and the wide fluctuation of prices for equipment, fuel and other costs associated with our services.  If those estimates prove inaccurate, or circumstances change, cost overruns may occur, and we could experience reduced profits or, in some cases, a loss for that project.

Our dependence on subcontractors and equipment manufacturers could adversely affect us.

We rely on third-party subcontractors as well as third-party equipment manufacturers to complete our projects.  To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired.  If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price contracts, we could experience losses in the performance of these contracts.  In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price.  This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials were needed.

If we guarantee the timely completion or performance standard of a project, we could incur significant, additional costs.

In some instances, we guarantee to a customer that we will complete a project by a scheduled date.  The contract sometimes provides that the project, when completed, will also achieve certain performance standards.  If we subsequently fail to complete the project as scheduled, or if the project falls short of guaranteed performance standards, we may be held responsible for cost impacts to the client resulting from any delay or the costs to cause the project to achieve such performance standards.  In some cases, where we fail to meet those performance standards, we may also be subject to agreed-upon liquidated damages.  To the extent that these events occur, the total costs of the project could exceed its original estimates and we could experience reduced profits or, in some cases, a loss for that project.

The nature of our construction business exposes us to potential liability claims and contract disputes that may negatively affect our results of operations.

We engage in construction activities, including the oversight of engineering firms, for wireless networks where design, construction or systems failures can result in substantial injury or damage to third parties.  Any liability in excess of insurance limits at locations constructed by us could result in significant liability claims against us, which claims may negatively affect our results of operations, perhaps materially.  In addition, if there is a customer dispute regarding our performance of project services, the customer may decide to delay or withhold payment to us.  If we were ultimately unable to collect on these payments, our results of operations would be negatively impacted, perhaps materially.

We maintain a workforce based upon current and anticipated workloads.  If we do not receive future contract awards or if these awards are delayed, we may incur significant costs in meeting workforce demands.

Our estimates of future performance depend on, among other matters, whether and when we will receive certain new contract awards.  While our estimates are based upon our good faith judgment, they can be unreliable and may frequently change based on newly available information.  In the case of our larger projects where timing is often uncertain, it is particularly difficult to project whether and when we will receive a contract award.  The uncertainty of contract award timing can present difficulties in matching our workforce size with our contract needs.  If an expected contract award is delayed or not received, we could incur costs resulting from reductions in staff or redundancy of facilities that would have the effect of negatively impacting our operating performance.

We may not be able to hire or retain a sufficient number of qualified engineers and other employees to meet our contractual obligations or maintain the quality of our services.

As a service business, our ultimate success depends significantly on our ability to attract, train and retain engineering, system deployment, managerial, marketing and sales personnel who have excellent technical and interpersonal skills.  Competition for employees with the required range of skills fluctuates, depending on customer needs, and can be intense, particularly for radio frequency engineers.  At times, we have had difficulty recruiting and retaining qualified technical personnel to properly and quickly staff large customer projects.  In addition to recruitment difficulties, we must fully and properly train our employees according to our customers’ technology requirements and deploy and fully integrate each employee into our customers’ projects.  Competition in the wireless industry is increasing the level of specific technical experience and training required to fulfill customer-staffing requirements.  This process is costly, and resource constraints may impede our ability to quickly and effectively train and deploy all of the personnel required to staff a large project.

Intense competition in the engineering and construction industry could reduce our market share.

We serve markets that are highly competitive and in which a large number of multinational companies compete.  In particular, the engineering and construction markets are highly competitive and require substantial resources and capital investment in equipment, technology and skilled personnel.  Competition also places downward pressure on our contract prices and profit margins.  Intense competition is expected to continue in these markets.  If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our operating performance.

We are vulnerable to the cyclical nature of the market we serve.

The demand for our services and products is dependent upon the existence of projects with engineering, procurement, construction and management needs.  The telecommunications market, where we principally compete, is particularly cyclical in nature.  Such industries have historically been, and will continue to be, vulnerable to general economic downturns and are cyclical in nature.  As a result, our past results have varied considerably and our performance may continue to be volatile, depending upon the demand for future projects in the industry.

We may experience significant fluctuations in our quarterly results as a result of uncertainties relating to our ability to generate additional revenue, manage expenditures and other factors, some of which are outside of our control.

Our quarterly operating results have varied considerably in the past, and may continue to do so, due to a number of factors.  Many of these factors are outside our control and include, without limitation, the following:

•	financing provided to customers and potential customers;

•	the commencement, progress, completion or termination of contracts during any particular quarter;

•	the availability of equipment to deploy new technologies, such as 4G and broadband;

•	the growth rate of wireless subscribers, which has a direct impact on the rate at which new cell sites are developed and built; and

•	telecommunications market conditions and economic conditions generally.

Due to these factors, our results for a particular quarter, and therefore, our combined results for that same period, may not meet the expectations of investors, which could cause the price of our common stock to decline significantly.

Our stock price is volatile and purchasers of our common stock could incur substantial losses.

Historically, our stock price has been volatile.  The stock market in general, particularly recently, and the market for telecommunications companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies.  As a result of this volatility, investors may not be able to sell their common stock at or above their respective purchase prices.  The market price for our common stock may be influenced by many factors, including, but not limited to, variations in our financial results or those of companies that are perceived to be similar to us, investors’ perceptions of us, the number of our shares available in the market, future sales of our common stock, and general economic, industry and market conditions.

There is a lack of a public market for our shares, which limits our shareholders’ ability to sell their shares.

There is currently a limited public market for our shares, and we cannot assure you that a more active market for our common stock will develop.  Consequently, investors may not be able to liquidate their shares at a suitable price, or at all.

We have experienced, and expect to continue to experience, long sales cycles, we expect to incur significant costs to generate new business and our customer base may not experience growth commensurate with such costs.

Historically, purchases of our services by customers often entailed a lengthy decision-making process for the customer.  Selecting wireless network deployment services involves substantial costs and has strategic implications.  Senior management of the customer is often involved in this process, given the importance of the decision, as well as the risks faced by the customer if the services do not meet the customer’s particular needs.  We may expend substantial funds and effort to negotiate agreements for these services, but may ultimately be unable to consummate agreements for services and expand our customer base.  As a result of lengthy sales cycles, we expect to continue to incur relatively high costs to generate new business.

If we are unable to identify and complete future acquisitions, we may be unable to continue our growth.

We may not be able to identify additional, attractive acquisition opportunities.  Even if we identify favorable acquisition targets, there is no guarantee that we can acquire them on reasonable terms or at all.  If we are unable to complete attractive acquisitions, the growth that we have experienced over the last three fiscal years may decline.

A default on our debt obligations could result in foreclosure on all of our assets.

In April 2008, we replaced our credit facility with Presidential Financial Corporation of Delaware Valley with a new credit facility of up to $15 million with PNC Bank, National Association.  The PNC facility is secured by a blanket security interest in collateral that covers certain of BCI’s receivables, equipment, general intangibles, inventory, investment property, certain real property, certain leasehold interests, all subsidiary stock, records and other property and proceeds of all of the collateral.  An event of default with respect to the PNC facility could result in, among other things, the acceleration and demand for payment of all principal and interest due and the foreclosure on the collateral.  The sale of such collateral at foreclosure would result in a substantial disruption in our ability to operate our business and could significantly lower our revenue and profitability.  We may not be able to refinance or obtain extensions of the maturities of all or some of such debt only on terms that significantly restrict our ability to operate, including terms that place limitations on our ability to incur other indebtedness, to pay dividends, to use our assets as collateral for other financings, to sell assets or to make acquisitions or enter into other transactions.  Such restrictions may adversely affect our ability to finance our future operations or to engage in other business activities.  If we finance the repayment of our outstanding indebtedness by issuing additional equity or convertible debt securities, such issuances could result in substantial dilution to our stockholders.

If we fail to accurately estimate costs and other factors associated with contracts accounted for using the percentage-of-completion method of accounting, this may reduce our profitability.

We recognize revenue and profit on our contracts as the work progresses using the percentage-of-completion method of accounting.  Under this method, contracts in progress are valued at cost plus accrued profits less earned revenue and progress payments on uncompleted projects.  This method relies on estimates of total expected contract revenue and costs.

Contract revenue and total cost estimates are reviewed and revised monthly as the work progresses, such that adjustments to profit resulting from revisions are made cumulative to the date of revision.  Adjustments are reflected for the fiscal period affected by those revised estimates.  If estimates of costs to complete long-term projects indicate a loss, we immediately recognize the full amount of the estimated loss.  Such adjustments and accrued losses could result in reducing our profitability.

We may incur goodwill and other intangible impairment charges which could reduce our profitability.

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, we review the carrying values of our goodwill and indefinite lived intangible assets at least annually.  We determine the fair value of businesses acquired (reporting units) and compare it to the carrying value, including goodwill, of such businesses.  If the carrying value exceeds its fair value, the goodwill of the unit may be impaired.  The amount, if any, of the impairment is then measured, based on the excess, if any, of the reporting unit’s carrying value of goodwill over its implied value.  Accordingly, an impairment charge would be recognized for the period identified which would reduce our profitability.

ADDITIONAL RISKS RELATED TO THE TRANSACTION

The transactions contemplated by the Agreement and Plan of Reorganization may be taxable to Old Berliner and its stockholders if the transactions are not deemed to be a “reorganization” under the Internal Revenue Code.

Old Berliner will receive an opinion of counsel that the transactions contemplated by the Agreement and Plan of Reorganization will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1) of the Internal Revenue Code.  As such, neither Old Berliner nor its stockholders will recognize gain in connection with those transactions except to the extent of any “boot” received and, in the case of the Old Berliner stockholders, cash received in lieu of fractional shares.  However, neither Old Berliner nor its stockholders has obtained, nor do they intend to obtain, a ruling from the Internal Revenue Service confirming the tax-free nature of these transactions.  Therefore, there is no assurance that the Internal Revenue Service or a court would agree with counsel’s opinions.  If the transactions contemplated by the Agreement and Plan of Reorganization do not qualify as a tax-free reorganization, they would be treated as a taxable sale by Old Berliner of its assets followed by a taxable liquidation of Old Berliner.  Old Berliner stockholders should consult with their own tax advisors as to the impact of these transactions if they do not qualify as a tax-free reorganization for federal income tax purposes.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock.

After consummation of the transactions contemplated by the Agreement and Plan of Reorganization, approximately an additional 5.6 million shares of our common stock will be held non-affiliates.  The market price of our common stock could decline as a result of sales of a large number of those shares in the market or the perception that these sales could occur.  These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Our stock price is volatile and purchasers of our common stock could incur substantial losses.

Historically, our stock price has been volatile.  The stock market in general, particularly recently, and the market for telecommunications companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies.  As a result of this volatility, investors may not be able to sell their common stock at or above their respective purchase prices.  The market price for our common stock may be influenced by many factors, including, but not limited to, variations in our financial results or those of companies that are perceived to be similar to us, investors’ perceptions of us, the number of our shares available in the market, future sales of our common stock, and general economic, industry and market conditions.

There is a lack of a public market for our shares, which limits our shareholders’ ability to sell their shares.

There is currently a limited public market for our shares, and we cannot assure you that a more active market for our common stock will develop.  Consequently, investors may not be able to liquidate their shares at a suitable price, or at all.

SPECIAL NOTE REGARDING FORWARD–LOOKING STATEMENTS

Unless the context otherwise requires, references to “we”, “us”, “our” and “the Company” refer to Berliner Communications and its consolidated subsidiary BCI.  “Forward-looking” statements appear throughout this proxy statement/prospectus.  We have based these forward-looking statements on our current expectations and projections about future events.  The important factors listed in this proxy statement/prospectus under the heading entitled “Risk Factors,” as well as all other cautionary language in this proxy statement/prospectus, provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in these “forward-looking” statements.  It is important to note that the occurrence of the events described in these considerations and elsewhere in this proxy statement/prospectus could have an adverse effect on the business, results of operations or financial condition of the entity affected.

Forward-looking statements in this proxy statement/prospectus include, without limitation, the following statements concerning:

•	our financial condition and strategic direction;

•	our future capital requirements and our ability to satisfy our capital needs;

•	the potential generation of future revenues;

•	our ability to adequately staff our service offerings;

•	the potential for cost overruns and costs incurred upon failing to meet agreed standards;

•	opportunities for us from new and emerging wireless technologies;

•	our ability to obtain additional financing;

•	our growth strategy;

•	trends in the wireless telecommunications industry;

•	key drivers of change in our business;

•	our competitive position; and

•	other statements that contain words like “believe”, “anticipate”, “expect” and similar expressions that are also used to identify forward-looking statements.

It is important to note that all of our forward-looking statements are subject to a number of risks, assumptions and uncertainties, such as:

•	risks related to the market for our shares;

•	risks related to disruptions in the global capital markets;

•	risks related to a concentration in revenues from a small number of customers;

•	risks associated with competition in the wireless telecommunications industry;

•	risks that we will not be able to generate positive cash flow;

•	risks that we may not be able to obtain additional financing;

•	risks that we will not be able to take advantage of new and emerging wireless technologies; and

•	risks that we will be unable to adequately staff our service offerings.

This list is only an example of the risks that may affect the forward-looking statements. If any of these risks or uncertainties materialize or fail to materialize, or if the underlying assumptions are incorrect, then actual results may differ materially from those projected in the forward-looking statements.

Additional factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, without limitation, those discussed elsewhere in this proxy statement/prospectus. It is important not to place undue reliance on these forward-looking statements, which reflect our analysis, judgment, belief or expectation only as of the date of this proxy statement/prospectus.  We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this proxy statement/prospectus.

SPECIAL MEETING OF OLD BERLINER, INC. STOCKHOLDERS

This proxy statement/prospectus is being furnished to the Old Berliner stockholders in order to provide them with important information regarding the matters to be considered at the special meeting of Old Berliner stockholders and at any adjournment or postponement of the special meeting.  Old Berliner first mailed this proxy statement/prospectus and the accompanying form of proxy to its stockholders on or about [_____________], 2008.

Date, Time and Place of the Special Meeting

[To come]

Matters to be Considered at the Special Meeting

At the special meeting, the Old Berliner stockholders will be asked to adopt and approve the Agreement and Plan of Reorganization and the transactions contemplated thereunder.

Record Date; Stockholders Entitled to Vote

The record date for determining the Old Berliner stockholders entitled to vote at the special meeting is [_______], 2009 (the “Record Date”). Only holders of record of Old Berliner common stock at the close of business on that date are entitled to vote at the special meeting. On the Record Date, there were issued and outstanding [21,055,203] shares of Old Berliner common stock.

As of the Record Date, the directors and executive officers of Old Berliner and their affiliates held [12,139,132] shares of Old Berliner common stock representing 57.6% of the outstanding shares of Old Berliner common stock.  The holders of these shares have indicated that they plan to vote those shares in favor of the approval and adoption of the Agreement and Plan of Reorganization.

A list of stockholders eligible to vote at the meeting will be available for review during Old Berliner’s regular business hours at 97 Linden Ave., Elmwood Park, New Jersey 07407, for at least ten days prior to the special meeting for any purpose related to the special meeting.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the board of directors of Old Berliner for use at the special meeting.

General.  Shares represented by a properly signed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but that do not contain voting instructions will be voted FOR the proposal to adopt and approve the Agreement and Plan of Reorganization.

Abstention.  Old Berliner will count a properly executed proxy marked ABSTAIN with respect to a particular proposal as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting with respect to such proposal. Because approval of the proposal requires the affirmative vote of a majority of the shares outstanding, abstentions on these proposals will have the same effect as a vote AGAINST the proposal.

Revocation of Proxies.  An Old Berliner stockholder who submits a proxy may revoke it at any time before it is voted by:

•	delivering to the Secretary of Old Berliner a written notice, dated later than the proxy to be revoked, stating that the proxy is revoked;

•	submitting to the Secretary of Old Berliner a new, signed proxy with a later date than the proxy to be revoked; or

•	attending the special meeting and voting in person.

Notices to the Secretary of Old Berliner should be sent c/o Berliner Communications, Inc., 97 Linden Avenue, Elmwood Park, New Jersey 07407.

Expected Timing of the Agreement and Plan of Reorganization

Old Berliner and Berliner Communications are working toward consummating the transactions contemplated by the Agreement and Plan of Reorganization as quickly as possible. They expect to consummate those transactions promptly following the approval and adoption of the Agreement and Plan of Reorganization by the stockholders of Old Berliner. However, consummating the transactions contemplated by the Agreement and Plan of Reorganization is subject to several conditions that could affect the timing.

Exchanging Your Old Berliner Stock Certificates

Promptly after the consummation of the transactions contemplated by the Agreement and Plan of Reorganization, holders of Old Berliner common stock will be directed to surrender their Old Berliner stock certificates to American Stock Transfer & Trust Company, LLC so that they may be canceled and exchanged for shares of Berliner Communications common stock and other assets, if any (including cash in lieu of fractional shares), to be distributed to the stockholders of Old Berliner in liquidation.

Required Stockholder Vote

In order to conduct business at the Old Berliner special meeting, a quorum must be present. The holders of a majority of the votes entitled to be cast by holders of Old Berliner common stock at the special meeting, present in person or represented by proxy, constitutes a quorum under Old Berliner’s Bylaws. Old Berliner will treat shares of Old Berliner common stock represented by a properly signed and returned proxy, including abstentions, as present at the Old Berliner special meeting for the purposes of determining the existence of a quorum.

The Proposal:  Approval and adoption of the Agreement and Plan of Reorganization requires the affirmative vote of holders of a majority of the outstanding shares of Old Berliner common stock.

Dissenters’ Rights

No appraisal or dissenters’ rights are available to the stockholders of Old Berliner if the Agreement and Plan of Reorganization is approved and adopted.

Unanimous Recommendations by the Board of Directors

After careful consideration, the board of directors of Old Berliner has determined that approval and adoption of the Agreement and Plan of Reorganization is advisable and in the best interests of Old Berliner and its stockholders.  The Old Berliner board of directors unanimously recommends that Old Berliner stockholders vote FOR the proposal to approve and adopt the Agreement and Plan of Reorganization.

Solicitation of Proxies

Old Berliner is conducting this proxy solicitation and will bear the cost of soliciting proxies, including the assembly, printing and mailing of this proxy statement/prospectus, the proxy card and any additional information furnished to its stockholders.  Berliner Communications has paid for legal and accounting fees associated with the preparation and filing of the S-4 registration statement which registers the shares of Berliner Communications common stock to be issued to Old Berliner and distributed to its stockholders.  To the extent necessary in order to assure sufficient representation at the Old Berliner special meeting, officers and regular employees of Old Berliner may solicit the return of proxies from Old Berliner stockholders by mail, telephone, telegram and personal interview. No compensation in addition to regular salary and benefits will be paid to any such officer or regular employee for such solicitation. The total estimated cost of the solicitation of Old Berliner proxies is $25,000.

The matters to be considered at the special meeting are of great importance to the stockholders of Old Berliner. Accordingly, the stockholders of Old Berliner are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to submit their proxies by mail in the enclosed postage-paid envelope.

MATERIAL CONTRACTS BETWEEN BERLINER COMMUNICATIONS AND OLD BERLINER

There have been no material contracts, arrangements, understandings, relationships, negotiations or transactions involving Berliner Communications and Old Berliner since the February 2005 Asset Purchase Agreement described in page 25 under the heading “Information Regarding Berliner Communications - Business Description - General.” other than the Agreement and Plan of Reorganization, which has been described above.

THE PROPOSAL
THE AGREEMENT AND PLAN OF REORGANIZATION

Background of the Agreement and Plan of Reorganization

On March 12, 2008, the Board of Directors of Old Berliner held a special meeting to discuss, among other things, distributing its assets, including the Berliner Communications common stock held by Old Berliner  (the “Shares”) to the stockholders of Old Berliner.  Also present at the meeting were Howard Morse and George Lander of Morse, Zelnick, Rose and Lander, LLP, counsel to Old Berliner (“MZRL”), and Nicholas Day, General Counsel to Berliner Communications.  After this discussion, the Board authorized the officers of Old Berliner to take whatever actions deemed necessary in connection with a possible liquidation and/or merger of Old Berliner with the goal of distributing all of its assets, including the Shares, to the shareholders of Old Berliner in the most tax-efficient manner.

On May 15, 2008, MZRL distributed a memorandum to Messrs. Berliner and Day, which outlined a proposal for the liquidation of Old Berliner with the ultimate goal of distributing the Shares to the Old Berliner stockholders in a tax-free reorganization.

On May 19, 2008, the Board of Directors of Berliner Communications held its regularly scheduled quarterly meeting.  The agenda for this meeting included a discussion of the proposed reorganization and liquidation plan for Old Berliner.  Mr. Day circulated the May 15, 2008 memorandum to the members of the Board of Directors in advance of this meeting.  Mr. Berliner described the transaction, and the anticipated benefits of the proposed transaction, including increasing the public float of the company.

On August 29, 2008, the Board of Directors of Old Berliner held a special meeting to review and approve the proposed Agreement and Plan of Reorganization.  Messrs. Day and Lander also attended.  The board reviewed the proposed Agreement and Plan of Reorganization in detail, and also the May 15, 2008 memorandum.  Mr. Berliner described the benefits of the transaction to the stockholders, including the tax free nature of the transaction to Old Berliner and its stockholders.  Mr. Day noted that the Old Berliner stockholders would be receiving, in a non-taxable transaction, freely tradable shares of a company whose stock is traded on the OTC Bulletin Board in exchange for shares of Old Berliner.  The board discussed the agreement and approved it.

On September 2, 2008, the Board of Directors of Berliner Communications held a special meeting to review and approve the proposed Agreement and Plan of Reorganization.  Mr. Day, Raymond A. Cardonne, Jr., Chief Financial Officer of Berliner Communications, and counsel to Berliner Communications, Quentin Faust of Andrews & Kurth, LLP, also attended.  The board discussed the proposed Agreement and Plan of Reorganization and the May 15, 2008 memorandum in detail, reviewing all of the positive elements of the transaction for the company, including the impact of increasing the public float of the company’s common stock, increasing liquidity and clarifying the ownership structure of the company.  The board asked several questions of Messrs. Berliner, Day, Cardonne and Faust regarding the Agreement and Plan of Reorganization.  Mr. Faust noted that the proposed agreement would fulfill the company’s contractual obligation to register the shares of stock held by Old Berliner upon distribution to the Old Berliner stockholders and also described the portion of the proposed Agreement and Plan of Reorganization which made it clear the board could terminate the proposed agreement at any time should a legal claim be made by a third party challenging the transaction.  Mr. Cardonne noted that the transactions contemplated by the proposed agreement were intended to qualify as a “reorganization” for federal income tax purposes, and that there was a possibility of a positive tax outcome for the company should the transactions so qualify.  Mr. Waye stated his belief that it was important for the company that the proposed transactions move forward.  In response to questions from the board, Messrs. Day and Faust detailed the potential exposure facing the company and the board, and noted their belief that this exposure was minimal, particularly in light of the fact that the company's board could terminate the agreement if a claim arose.  Mr. Berliner left the meeting at this juncture, stating that, as an interested party and member of the Old Berliner board of directors, he wanted to give the Berliner Communications board the opportunity to discuss the proposed transaction without him, and that he would abstain from the board's vote.  In addition, Mr. Waye left the meeting at this juncture, instructing Mr. Day that his vote should be counted "For" the resolutions authorizing the company to enter into the Agreement and Plan of Reorganization.  The board continued its discussion of the Agreement and Plan of Reorganization without Messrs. Berliner or Waye and then the Agreement and Plan of Reorganization was approved by the unanimous vote of all directors, other than Mr. Berliner.

Factors Considered by the Old Berliner Board

In the course of its deliberations, the Old Berliner Board of Directors, after consultation with management and its financial and legal advisors, considered the following factors in deciding to approve and adopt the Agreement and Plan of Reorganization and to present the transactions contemplated thereunder to a vote of its stockholders with a recommendation to approve and adopt the Agreement and Plan of Reorganization:

•
Old Berliner has had no business operations since it sold substantially all of its operating assets to Berliner Communications in February of 2005 and no operations are contemplated to be conducted in the future;

•	the continuing corporate and administrative expenses being incurred by Old Berliner;

•	a distribution of Berliner Communications stock must be effected in connection with a registered offering under the federal securities laws;

•	Old Berliner stockholders will receive registered shares of Berliner Communications, providing them with a more liquid asset than the shares of Old Berliner stock they currently hold; and

•	the Agreement and Plan of Reorganization would permit such a distribution to be made to the stockholders of Old Berliner on a tax-free basis pursuant to Section 368(a)(1) of the Internal Revenue Code.

Factors Considered by the Berliner Communications Board

In the course of its deliberations, the Berliner Communications board of directors, after consultation with its management and financial and legal advisors, considered the following factors in its decision to approve and adopt the Agreement and Plan of Reorganization:

•
the transaction would result in an increase in the number of its shares held by non-affiliates by approximately 5.6 million shares, with the potential for increased trading and liquidity for its stockholders in the future;

•
the transaction would satisfy Berliner Communications’ outstanding obligation to register the shares that were issued to Old Berliner in connection with the February 2005 acquisition of substantially all of Old Berliner’s operating assets for distribution to the stockholders of Old Berliner; and

•	the transaction would clarify Berliner Communications’ ownership structure for investors.

Interests of Certain Persons in the Agreement and Plan of Reorganization

In considering the recommendation of the directors of Old Berliner and Berliner Communications that you vote to adopt and approve the Agreement and Plan of Reorganization, you should be aware that some officers and directors of these corporations may have interests in the Agreement and Plan of Reorganization that are different from, or in addition to, your interests. Among other things, these interests include:

•
Rich Berliner is the President and Chief Executive Officer of both Berliner Communications and Old Berliner, is a member of the board of directors of both companies, and owns 57.4% of the common stock of Old Berliner, which, in turn, owns 49.4% of the outstanding common stock of Berliner Communications.  As such, Mr. Berliner has the power to control Old Berliner, and, through Old Berliner, has effective control of Berliner Communications.  His interest in approving and adopting the Agreement and Plan of Reorganization may be different than those of the stockholders of either Old Berliner or Berliner Communications.  Mr. Berliner has indicated that he plans to vote his shares of Old Berliner in favor of the approval and adoption of the Agreement and Plan of Reorganization.  If all of the transactions contemplated by the Agreement and Plan of Reorganization are consummated, Mr. Berliner will beneficially own approximately 28.5% of the outstanding common stock of Berliner Communications.

The directors and officers of Old Berliner hold 57.6% of the shares entitled to vote on the proposal to approve and adopt the Agreement and Plan of Reorganization.  Approval and adoption of the Agreement and Plan of Reorganization requires the affirmative vote of a majority of all shares entitled to vote on the proposal.  The stockholders of Berliner Communications are not required to vote on the Agreement and Plan of Reorganization.

THE AGREEMENT AND PLAN OF REORGANIZATION

The following summary describes the material provisions of the Agreement and Plan of Reorganization.  This summary may not contain all of the information about the agreement that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Agreement and Plan of Reorganization, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We encourage you to read it carefully in its entirety for a more complete understanding of the Agreement and Plan of Reorganization.

The Agreement and Plan of Reorganization

The Agreement and Plan of Reorganization calls for: (1) Old Berliner to transfer  the 13,104,644 shares of Berliner Communications common stock that it currently owns, constituting substantially all of its assets, to Berliner Communications solely in exchange for 13,104,644 newly issued shares of Berliner Communications common stock; (2) Old Berliner to, after providing for the payment of all liabilities (fixed or contingent), promptly thereafter distribute those newly issued shares of Berliner Communications common stock, together with all of its other assets, if any, to its stockholders in complete liquidation and in cancellation of their shares of Old Berliner capital stock; and (3) Old Berliner to dissolve as a corporation under Delaware law.

Under the Agreement and Plan of Reorganization, Berliner Communications will not assume any liabilities or obligations of Old Berliner. The closing of these transactions shall occur on the third business day after all conditions to closing have been satisfied. Among the closing conditions is the approval and adopting of the Agreement and Plan of Reorganization by the stockholders of Old Berliner, and the effectiveness of the registration statement on Form S-4 relating to this proxy statement/prospectus.  Once this registration statement has become effective, Old Berliner will convene a meeting of its stockholders to vote on whether to approve and adopt the Agreement and Plan of Reorganization.

Berliner Communications and Old Berliner have made representations and warranties to each other that are customary in agreements of this nature, all of which will survive the closing, and each of them has agreed to indemnify the other party and its successors and assigns against losses and damages incurred as a result of any breach of any of the representations, warranties, covenants made in the Agreement and Plan of Reorganization.

Old Berliner currently owns common stock representing approximately 49.4% of the voting power of the capital stock of Berliner Communications. Mr. Rich B. Berliner, the Chief Executive Officer of Berliner Communications, may be deemed to beneficially own the shares of the common stock of Berliner Communications held by Old Berliner as a result of Mr. Berliner’s positions as President, Chief Executive Officer and Chairman of the Board of Old Berliner, a corporation of which Mr. Berliner is also approximately a 57.4% equity owner and a director.

Liquidation of Old Berliner and Distribution of Old Berliner Assets, Including Shares of Berliner Communications Common Stock

As provided in Section 6.03 of the Agreement and Plan of Reorganization, promptly after the transfer by Old Berliner of the assets of Old Berliner to Berliner Communications solely in exchange for the newly issued shares of Berliner Communications common stock, and Old Berliner will (i) distribute to its shareholders, (pro rata based upon the number of shares of Old Berliner common stock owned by each shareholder) all of its assets in complete liquidation (except for such assets set aside to pay or make reasonable provision to pay all claims and obligations, including all contingent claims known to Old Berliner), which will consist primarily of the 13,104,644 newly issued shares of Berliner Communications common stock and (ii) liquidate and dissolve as a corporation by filing a Certificate of Dissolution in accordance with the provisions of the Delaware General Corporation Law.  In lieu of any fractional share of Berliner Communications common stock to which any stockholder of Old Berliner would be entitled, cash will be paid based upon the closing market price of a share of Berliner Communications common stock on the trading day immediately preceding the closing of the transfer of Old Berliner’s assets to Berliner Communications.

Stockholders of Old Berliner will be required to surrender the certificates representing the shares of Old Berliner common stock owned by them in order to receive their pro rata share of the distribution of Old Berliner assets.  Each stockholder of Old Berliner will promptly be notified by mail of where and how to surrender such certificates and what to do if any of the certificates have been lost.

Securities to be Received by Old Berliner Stockholders Upon Completion of the Transactions

Upon the consummation of all of the transactions contemplated by the Agreement and Plan of Reorganization, the holders of shares of Old Berliner common stock will be entitled to receive their proportionate number of shares of newly issued Berliner Communications common stock.  Below is information about the common stock of Berliner Communications.

Conditions to Completion of the Agreement and Plan of Reorganization

The consummation of the transactions contemplated by the Agreement and Plan of Reorganization depends on a number of conditions being satisfied, including, but not limited to, the following:

•	the Agreement and Plan of Reorganization must be approved and adopted by the stockholders of Old Berliner in accordance with the provisions of the Delaware General Corporation Law;

•	the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must be declared effective by the Securities and Exchange Commission, or the SEC, under the Securities Act;

•	both Berliner Communications and Old Berliner must perform and comply with all covenants, obligations, and agreements to be performed or complied with by them;

•
the representations and warranties made by each of Berliner Communications and Old Berliner in the Agreement and Plan of Reorganization must be true in all material respects as of September 9, 2008 and as of the date of the closing of the transactions contemplated by the Agreement and Plan of Reorganization; and

•	Other conditions reasonable and customary to transactions similar to those contemplated by the Agreement and Plan of Reorganization.

This is not a complete list of all conditions to the closing of the transactions contemplated by the Agreement and Plan of Reorganization. Each of the conditions set forth in the Agreement and Plan of Reorganization may be waived by the company entitled to assert the condition, except to the extent that the condition must be satisfied in order to comply with applicable law or regulatory requirements.

Description of Berliner Communications Common Stock

The following discussion is not meant to be complete and is qualified in its entirety by reference to Berliner Communications’ Amended and Restated Certificate of Incorporation, as amended, and its amended and restated bylaws, which are exhibits to the registration statement of which this proxy statement/prospectus is a part.  Old Berliner stockholders should read this summary together with Berliner Communications’ Amended and Restated Certificate of Incorporation, as amended, its bylaws, and the applicable provisions of Delaware statutory law.

The authorized capital stock of Berliner Communications currently consists of 102,000,000 shares of capital stock.  The authorized capital stock is divided into common stock and preferred stock.  The common stock consists of 100,000,000 shares, par value $0.00002 per share.  The preferred stock consists of 2,000,000 shares, par value $0.00002 per share.  As of December 18, 2008, Berliner Communications had outstanding 26,515,732 shares of common stock and no shares of preferred stock outstanding.

Voting.  The holders of Berliner Communications common stock are entitled to one vote per share on all matters to be voted on by stockholders.  Berliner Communications’ Board of Directors is divided into three separate classes with each director serving three year terms.  The holders of Berliner Communications common stock are not entitled to cumulative voting in the election of directors.

Dividends.  Subject to the rights of Berliner Communications’ outstanding preferred stock and subject to any contractual restrictions, dividends on its common stock may be declared and paid when and as determined by our Board.

Liquidation, Dissolution or Winding Up.  If Berliner Communications liquidates, dissolves or winds up operations, the holders of its common stock are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied, all its outstanding debt is repaid and the liquidation preferences on its outstanding preferred stock are paid in full.

Other Rights.  Holders of Berliner Communications common stock generally do not have any preemptive or similar rights to subscribe for shares of its capital stock, or for any rights, warrants, options, bonds, notes, debenture or other securities convertible into or carrying options or warrants to subscribe, purchase or otherwise acquire shares of its capital stock.  Berliner Communications’ Amended and Restated Certificate of Incorporation, as amended, does not contain any provisions providing for the redemption of its common stock or the conversion of its common stock into other securities.

Effect of Preferred Stock and Credit Facilities on Berliner Communications Common Stock.  The rights, preferences and privileges of holders of Berliner Communications’ common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock that Berliner Communications may issue in the future, and its credit facilities. Certain provisions of the preferred stock that may adversely affect the rights of holders of Berliner Communications’ common stock are described in the following paragraphs.

Description of Berliner Communications Preferred Stock

The Berliner Communications Board of Directors has the authority, without further stockholder approval, to issue up to 2,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights, and the qualifications, limitations or restrictions, of the shares of each series.  The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Berliner Communications common stock.  In certain circumstances, such issuances could have the effect of decreasing the market price of the common stock.

Material United States Federal Income Tax Considerations

The following discussion sets forth the material U.S. federal income tax considerations related to the transactions contemplated by the Agreement and Plan of Reorganization (the “Transaction”) to U.S. holders (as defined below) of Old Berliner common stock.  This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this joint proxy statement/prospectus, any of which may change, possibly retroactively.  A change could affect the continuing validity of this discussion.  This discussion does not address tax considerations that may vary with, or are contingent upon, the individual circumstances of holders of Old Berliner common stock.  Moreover, it does not address any non-income tax or any foreign, state or local tax considerations of the Transaction. Tax matters are very complicated, and the tax considerations of the Transaction to holders of Old Berliner common stock will depend upon the facts of their particular situation.  Accordingly, we strongly urge holders of Old Berliner common stock to consult with their tax advisors to determine the particular federal, state, local or foreign income or other tax considerations to them of the Transaction.

For purposes of this discussion, the term “U.S. holder” means a holder of Old Berliner common stock who is:

•	a citizen or resident of the United States;
•	a domestic corporation;
•
a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

This discussion assumes that the stockholders of Old Berliner hold their shares of Old Berliner common stock as capital assets within the meaning of the Code.  Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to the stockholders of Old Berliner in light of their particular circumstances or that may be applicable if they are subject to special treatment under the U.S. federal income tax laws, including if an Old Berliner stockholder is any of the following:

•	a financial institution;
•	a tax-exempt organization;
•	an S corporation or other pass-through entity;
•	an insurance company;
•	a mutual fund;
•	a dealer in stocks and securities, or foreign currencies;
•	a trader in securities who elects the mark-to-market method of accounting for your securities;
•	a holder of Old Berliner common stock subject to the alternative minimum tax provisions of the Code;
•	a holder of Old Berliner common stock who received Old Berliner common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
•	a foreign holder or a person that has a functional currency other than the U.S. dollar;
•	a holder of options granted under any Old Berliner benefit plan; or
•	a holder of Old Berliner common stock who holds Old Berliner common stock as part of a hedge against currency risk, a straddle or a constructive sale or a conversion transaction.

A condition to the consummation of the Transaction is that Old Berliner receives an opinion from Morse, Zelnick, Rose & Lander, LLP that (1) the Transaction will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a)(1) of the Code and (2) Berliner Communications and Old Berliner will each be a party to the reorganization within the meaning of Section 368(b) of the Code.  These opinions will be based on updated representations provided by Berliner Communications and Old Berliner at the time of closing, and on customary factual assumptions, and will assume that the Transaction will be consummated according to the terms of the Agreement and Plan of Reorganization.

Neither Berliner Communications nor Old Berliner has sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the Transaction and, as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

Based on representations provided by Berliner Communications and Old Berliner and on certain customary factual assumptions, all of which must continue to be true, accurate and complete in all material respects as of the consummation of the Transaction, it is the opinion of Morse, Zelnick, Rose & Lander, LLP, counsel to Old Berliner, that the Transaction will be treated as a “reorganization” within the meaning of Section 368(a)(1) of the Code.  As such:

(a)           Neither Berliner Communications nor Old Berliner will recognize gain or loss in connection with the Transaction.

(b)           The Old Berliner stockholders will realize gain or loss in an amount equal to the difference between (i) the fair market value of the Berliner Communications shares and any other property plus the amount of any cash received in the liquidation and (ii) their tax basis in the Old Berliner shares cancelled in connection therewith.  Any gain realized will be recognized only to the extent of any cash and the fair market value of any property, other than the Berliner Communications shares, received.  No loss will be recognized by the Old Berliner stockholders.

(c)           The aggregate tax basis in the Berliner Communications shares received by the Old Berliner stockholders will be the same as the aggregate basis in the Old Berliner shares surrendered, reduced by the amount of any cash received and increased by the amount of any gain recognized (other than cash received and gain recognized in lieu of and in connection with a fractional share of Berliner Communications common stock).

(d)           The holding period of the Berliner Communications shares received by the Old Berliner stockholders will include the holding period of the Old Berliner shares surrendered, provided that the Old Berliner shares were held as a capital asset.

If a stockholder acquired different blocks of Old Berliner common stock at different times and at different prices, any realized gain or loss will be determined separately with respect to each block of Old Berliner common stock, and any cash and shares of Berliner Communications common stock received by such stockholder will be allocated pro rata to each such block of stock.  In addition, a stockholder’s basis and holding period in its shares of Berliner Communications common stock may be determined with reference to each block of Old Berliner common stock.

Except as described in the next succeeding paragraph, any gain recognized by an Old Berliner stockholder in connection with the Transaction will generally constitute capital gain and will constitute long-term capital gain if the holding period for the Old Berliner common stock is greater than one-year as of the closing date.  In the case of a non-corporate holder of Old Berliner common stock, long-term capital gain generally will be taxed at a maximum United States federal income tax rate of 15%.

All or part of the gain recognized by an Old Berliner stockholder may be treated as ordinary dividend income rather than capital gain if the liquidating distribution has the effect of the distribution of a dividend.  The possibility of dividend treatment depends upon each stockholder’s particular circumstances, including the application of certain constructive ownership rules under which a stockholder may be deemed to own stock that is owned by others, such as a family member, trust, corporation or other entity.  In the case of non-corporate stockholders, certain dividends may be subject to reduced rates of taxation, equal to the rates applicable to long-term capital gains.  However, individuals who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or who elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation.  Accordingly, Old Berliner stockholders are advised to consult with their own personal tax advisor regarding the application of the foregoing rules to their particular circumstances.

Old Berliner stockholders who receive cash in lieu of a fractional share of Berliner Communications common stock generally will recognize, as of the closing date, gain (or loss) equal to the difference between such cash amount and the stockholder’s basis in the fractional share interest.  Any gain (or loss) recognized will be capital gain (or loss) if the Old Berliner shares were held by such stockholder as a capital asset.  Any capital gain (or loss) will be a long term capital gain (or loss) if the holding period for the Old Berliner shares is more than one year.

Non-corporate holders of Old Berliner common stock may be subject to information reporting and backup withholding on any cash payments he or she receives.  A stockholder will not be subject to backup withholding, however, if such stockholder:

•	furnishes a correct taxpayer identification number and certify that it is a U.S. person (including a U.S. resident alien) not subject to backup withholding on Form W-9; or
•	otherwise establishes that it is exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the stockholder’s U.S. federal income tax liability, provided the stockholder furnishes the required information to the Internal Revenue Service.

Old Berliner stockholders are required to retain records pertaining to the Transaction and will be required to file with their United States federal income tax return for the year in which the Transaction takes place a statement setting forth certain facts relating thereto.

Anticipated Accounting Treatment

Berliner Communications will account for the transactions contemplated by the Agreement and Plan of Reorganization utilizing the purchase method of accounting prescribed by SFAS No. 141, Business Combinations.  As required under the principles of the purchase method of accounting, Berliner Communications will record all of the assets it acquires from Old Berliner on its books at their respective fair values on the closing date.  In addition, Berliner Communications may succeed to Old Berliner’s unused net operating loss carryforwards, which will be recorded as a deferred asset.  The fair value of such asset will take into account any limitations on the utilization of those net operating loss carryforwards under the applicable provisions of the Internal Revenue Code of 1986, as amended.

Governmental and Regulatory Matters

To consummate the transactions contemplated by the Agreement and Plan of Reorganization, the parties must comply with applicable federal and state securities laws in connection with the distribution of the Berliner Communications common stock pursuant to the Agreement and Plan of Reorganization and the filing of this proxy statement/prospectus with the SEC.

Termination of the Agreement and Plan of Reorganization

Old Berliner and Berliner Communications may jointly agree to terminate the Agreement and Plan of Reorganization. In addition, either Old Berliner or Berliner Communications may terminate the Agreement and Plan of Reorganization if the transactions contemplated by the Agreement and Plan of Reorganization have not been consummated on or before June 30, 2009, upon ten days written notice, notwithstanding the approval of the stockholders of Old Berliner.

Fees and Expenses

Old Berliner is conducting this proxy solicitation and will bear the cost of soliciting proxies, including the assembly, printing and mailing of this proxy statement/prospectus, the proxy card and any additional information furnished to its stockholders.  Berliner Communications has paid for its legal and accounting fees and Old Berliner has paid its legal fees associated with the preparation and filing of the S-4 registration statement, which includes this proxy statement/prospectus.  All other fees and expenses incurred in connection with the Agreement and Plan of Reorganization shall be paid by the party that incurs such expense.

Berliner Communications Required Stockholder Vote

Approval of the Agreement and Plan of Reorganization does not require a vote of the holders of the shares of Berliner Communications’ capital stock.

Old Berliner Required Stockholder Vote

Approval and adoption of the Agreement and Plan of Reorganization requires the affirmative vote of holders of a majority of the outstanding shares of Old Berliner common stock.  No appraisal or dissenters’ rights are available to the stockholders of Old Berliner if the Agreement and Plan of reorganization is approved and adopted by Old Berliner’s stockholders.

The Old Berliner board of directors unanimously recommends a vote FOR the Proposal to approve and adopt the Agreement and Plan of Reorganization.

INFORMATION REGARDING BERLINER COMMUNICATIONS

Business Description

General

Berliner Communications, Inc. was originally incorporated in Delaware in 1987 as Adina, Inc. (“Adina”).  Adina’s corporate existence was permitted to lapse in February of 1996 and in August of 1999 was reinstated as eVentures Group, Inc. (“eVentures”).  In December of 2000, eVentures changed its name to Novo Networks, Inc.  (“Novo”).

On February 18, 2005, Novo entered into an asset purchase agreement with the former Berliner Communications, Inc., currently named Old Berliner, Inc. (“Old Berliner”) and BCI Communications, Inc. (“BCI”), a Delaware corporation and Novo’s wholly-owned subsidiary.  As part of this transaction, BCI acquired (the “Acquisition”) the operations and substantially all of the assets and liabilities of Old Berliner.  On September 16, 2005, Novo changed its name to Berliner Communications, Inc. (“Berliner”).  Berliner is now the public reporting entity, and all of our operations are run out of Berliner’s wholly-owned subsidiary, BCI.  Unless the context otherwise requires, references to “we”, “us”, “our” and “the Company” refer to Berliner and its consolidated subsidiary BCI.

Prior to the Acquisition, Old Berliner provided wireless carriers with comprehensive site acquisition, construction and zoning services.  Old Berliner was founded in 1995, and over the course of the following years, its service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services.  With the consummation of the Acquisition, BCI, as a wholly owned subsidiary of Berliner Communications, carried on the operations of Old Berliner.

On February 28, 2007, BCI entered into an Asset Purchase Agreement with Digital Communication Services, Inc. (“Digitcom”) and its affiliates for the purchase of certain of its assets in Arlington, Texas.  This acquisition has expanded and strengthened our presence in Texas and the Midwest region.  On April 16, 2007, we entered into an Asset Purchase Agreement with Radian Communication Services, Inc. (“Radian”) to purchase some of Radian’s U.S. assets and operations of Radian and assume some of Radian’s liabilities.  This acquisition expanded our presence in Los Angeles, California, Las Vegas, Nevada, and Seattle, Washington, and adds offices in Salem, Oregon and Tempe, Arizona.  These acquisitions have allowed us to become a nationwide service provider for our customers, the most significant of which have nationwide operations that require the types of services we provide.  These acquisitions have also expanded our customer base and have had a positive impact on our fiscal 2008 and 2007 financial results.

With the consummation of these acquisitions, BCI is now a leading self-performing, full service vendor to the wireless communications industry, providing a wide range of services, on a nationwide basis.  Our core activities include site acquisition and zoning; infrastructure equipment construction and installation; network services; radio frequency and network design and engineering; radio transmission base station installation and modification; and in-building network design, engineering and construction.  We provide some combination of these services primarily to companies in the wireless telecommunications and/or data transmission industries and, to a lesser extent, to utility companies and government entities.  Our customers rely on us to assist them in planning, locating sites and leasing space for wireless communication transmission systems.

An Overview of Our Markets and Products

We currently report our financial results on the basis of two reportable segments: (1) infrastructure construction and technical services and (2) site acquisition and zoning.  Our infrastructure construction and technical services segment consists of the following service lines: infrastructure equipment construction and installation, radio frequency and network design and engineering, radio transmission base station modification, in-building network design, engineering and construction, project management, specialty communication services, configured solutions and power system solutions.  Our site acquisition and zoning segment stands as a separate service line.  Each of these lines, as well as the business of our site acquisition and zoning segment, is described below.

Infrastructure Equipment Construction and Installation.  Infrastructure equipment construction and installation services are the key drivers of our business, and the majority of our revenue comes from this service offering.  The quality of the installation work in a wireless telecommunications system build-out is one of the most critical aspects of its performance.  Once the necessary site acquisition steps have been completed, materials to construct a tower are ordered from a fabricator.  In some cases, equipment and materials are ordered to modify an existing site.  Depending on our customers’ needs, we could be involved in all aspects of site acquisition, construction and installation.  Installation could involve clearing sites, laying foundations, bringing in utility lines and installing shelters and towers.  Once we finish this part of the process, we install equipment and landscape the site.  The site is now ready to be put into service once the remainder of the network is completed.  Installation may start once the preliminary work has been completed and the individual “cell site” or switch location is ready to be built.  Every site is then tested with a simulation to see what levels of line loss exist and how the transmission systems perform.  Since we operate in many urban areas, often our business is contracted to build cell sites on existing buildings.  This includes installing equipment on roof tops, parapets and building facades.  We manage everything from “one-off” projects involving a single site to “long-range” installation projects involving hundreds or possibly thousands of sites.  These large projects involve significant financial and operational resources and planning and project management skills that we believe distinguish us from many of our competitors, particularly our smaller competitors.

Radio Frequency and Network Design and Engineering.  Wireless network designs are based on projected subscriber density, traffic demand and desired coverage area.  The initial system design is intended to optimize available radio frequency and to result in the highest possible signal quality for the greatest portion of projected subscriber usage base within existing technical constraints.  Based on such initial guidelines, we identify and rank potential sites.  This process is known as identifying “search rings.”

Radio Transmission Base Station Modification.  We currently perform cellular base station upgrades and modifications for wireless telecommunications carriers.  This work involves upgrades to existing hardware as well as adding new hardware such as radios, duplexers, power systems and site controllers.  This work is essential for enhancing network capacity and paving the way to the deployment of new networks using new technologies, including third generation, or 3G, and fourth generation, or 4G, systems.  In order to minimize the impact on existing wireless customers, most of the upgrade or modification work must be performed at night during a so-called “maintenance window” between the hours of 11:00 PM and 5:00 AM.  Carriers generally entrust this kind of work only to trained, capable vendors, such as BCI, who can reliably and successfully complete the work at each site during such timeframes.

In-Building Network Design, Engineering and Construction.  We offer complete in-building solutions that involve distributed antennae for wireless coverage in malls, shopping centers, casinos, office buildings and airports and may include voice services (using cellular or personal communications services (“PCS”) and wireless private branch exchange technologies), data services (including 802.11 (2.4 and 5 GHz)), enhanced coverage for safety spectrum (police, fire and rescue) and wireless primary and secondary broadband backbones, synchronous optical networks and campus connections.

Project Management.  We also supervise all of the efforts associated with a project, whether it involves one or more of the foregoing services or a “turn-key” solution, so the carrier can ultimately broadcast from the newly configured site.  Project management includes vendor management, project planning and preparation, budget tracking, and engineering and construction coordination.  A single project may involve thousands of individual sites, and we believe our ability to manage projects of this size and complexity distinguishes us from some of our competitors who do not have our experience or resources in this area.

Specialty Communication Services.  Our specialty communication services division provides enhancements to existing wireless and wired telephone and computer networks designed to improve productivity for a specified application.  We provide microwave systems where voice or video over land lines is not feasible.  We also provide “structured cabling services” to provide voice, data and video over traditional copper and fiber networks.  We believe this business presents a significant growth opportunity for us, and we intend to grow this aspect of our business during fiscal 2009.

Configured Solutions.  In early fiscal 2008, we introduced a configured solutions service offering, designed to supplement our other business lines by providing logistics services to our customers and to other third parties that may not have the facilities, resources or capabilities that we do.  These services include transportation, tracking, storing and delivering of equipment, and configuring and testing equipment at our locations.  Our diverse geographic locations provide an excellent platform for these services, and we have the expertise in-house for the testing and configuration work.  We believe this will provide an additional source of revenue, allow us to further utilize existing resources and facilities and provide yet another service that our customers need and not all of our competitors can offer.

Power System Solutions.  In late fiscal 2008, we created our Green Energy Group.  This division provides a complete portfolio of traditional network power equipment integrated with “environmentally friendly” or “Green” primary and backup power solutions.  These solutions are designed to meet our customers’ growing network needs and help address the growing environmental challenges BCI and our customers feel strongly about.  While the regulations have not yet been finalized, the Federal Communications Commission, or FCC, has proposed a mandate that wireless carriers provide for eight-hour power back-up solutions for their networks.  As our customers work to develop power solutions for their networks given the FCC’s mandate, we believe we will be positioned to provide a wide array of power options for their consideration, including hydrogen fuel cells, micro turbines, solar and wind power solutions.  These new product and service offerings will seamlessly integrate with our existing network installation and technical services business.  We have many years of experience with the installation of back-up power systems, primarily generators and batteries, and this makes the addition of the Green Energy Group a natural extension of what we believe we already do very well.

Site Acquisition and Zoning.  We began our business providing primarily site acquisition services that generally involve acting as an intermediary between telecommunications companies and owners of real estate and other facilities.  In order to build and expand their networks, such companies require locations that have direct access to highways and roads to mount their antennas and equipment.  The telecommunications companies are typically able and willing to pay fees for the rights to place their equipment in such strategic locations.  Facility owners are generally eager to earn additional income from their properties.  We generate fees by introducing telecommunications companies and real estate managers.  We identify appropriate properties, negotiate the transactions and handle the administrative details.  We also use our accumulated knowledge and relationships to assist in the planning and installation of the telecommunication facilities, and offer customers assistance in acquiring the necessary permits, entitlements and approvals that are required by various municipalities.  We also prepare all zoning applications that may be needed, attend any necessary hearings and obtain any required land use permits to begin installation.

Industry Background

Wireless Telecommunications Networks

Wireless telecommunications networks are built using radio-based systems that allow a telephone or data terminal to communicate without a metallic or optical cord or wire equipment.  The life cycle of a wireless network continually evolves and consists of several phases, including strategic planning, design, deployment, expansion, operations and maintenance.  During the strategic planning phase, operators pursue the licenses necessary to build out a wireless system and make decisions about the type of technology and equipment to be used, where it will be located and how it will be configured.  Technical planning and preliminary engineering designs are often required to decide on a deployment strategy and determine construction costs and the revenue generating ability of the wireless system.

Following acceptance of a wireless network design, access to land or building rooftops must be secured for towers or telecommunications equipment, including radio base stations, antennae and supporting electronics.  Each site must be qualified in a number of areas, including zoning ordinance requirements, regulatory compliance and suitability for construction.  Detailed site location designs are prepared, and radio frequency engineers review interference to or from co-located antennae.  Construction and equipment installation then must be performed, and site performance is measured after completion of construction.  Finally, professional technicians install and commission the new radio equipment, test it, integrate it with existing networks and tune the components to optimize performance.

Once a wireless network becomes operational and the number of subscribers increases, the system must be expanded to increase system coverage and capacity.  In addition, the wireless system must be continually updated and optimized to address changes in traffic patterns and interference from neighboring or competing networks or other radio sources.  Operations and maintenance also involves tuning the network to enable operators to compete more effectively in areas where there are multiple system operators.

Finally, as new technologies are continuously developed, wireless service providers must determine whether to upgrade their existing networks or deploy new networks utilizing the latest available technologies.  Overlaying new technologies, such as late second generation, third generation and fourth generation (“2.5G”, “3G” and “4G,” respectively), onto an existing network or deploying a new network requires operators to reengage in the strategic planning, design, deployment, expansion, operations and maintenance phases of a new cycle in the life of an existing or new network.  A significant portion of business today is modifying existing sites by overlaying new technologies, as well as developing new sites for wireless carriers and others.

Growth and Evolution of the Wireless Telecommunications Industry

Worldwide use of wireless telecommunications has grown rapidly as cellular and other emerging wireless communications services have become more widely available and affordable for the mass business and consumer markets.  The rapid growth in wireless telecommunications is driven by the dramatic increase in wireless telephone usage, as well as strong demand for wireless Internet and other data services.  According to the Cellular Telecommunications and Internet Association, or CTIA, there were approximately 255.4 million wireless subscribers in the United States in 2007, up from 207.9 million in 2005.  These subscribers used 2.1 trillion minutes, up from 1.5 trillion in 2005 and 431.9 million in 1995.  This usage accounted for approximately $138.9 billion in wireless service revenue in 2007, an increase of 22% from the prior year.  Also according to the CTIA, there were 213,299 cell sites in the U.S. in 2007, up from 183,689 in 2005 and 22,633 in 1995.  Clearly the wireless industry continues to be in a strong growth mode, and we expect that to continue for the foreseeable future.

Wireless access to the Internet is also growing rapidly as web-enabled devices become more accessible.  Demand for wireless Internet access and other data services is accelerating the adoption of new technologies, such as those embodied in 3G and 4G, to enable wireless networks to deliver enhanced data capabilities.  Examples of wireless data services include e-mail, messaging services, Wi-Fi, WiMax, music on-demand, mobile-banking, locations-based services and interactive games.  We believe that as new technologies are introduced, network upgrades will become necessary, and we will be well-positioned to assist our customers with the required upgrade work as we have the technical expertise, experience and capabilities to handle this work on a large scale, nation-wide basis.  We believe that the industry’s commitment to adopt LTE (long term evolution) or WiMax equipment, both of which will generate significant capital expenditures by the major carriers, will provide the potential for significant opportunities for us over the next several years.  Our company is a significant beneficiary of cell site modification work in the wireless business, particularly because we are technology neutral.  Therefore, we are positioned and trained to assist our customers regardless of the technology they adopt, for example, LTE or WiMax.

Industry Challenges

During the past several years, the major wireless carriers began evaluating their costs for engineering and constructing wireless sites and, as a result, those expenses became an important issue.  At that time, several well-funded private and public firms entered the industry as high-level general contractors.  These larger companies, sometimes referred to as “consolidators”, include such companies as Bechtel Corporation and General Dynamics Corporation.  These and other similarly situated companies put themselves between the larger wireless service providers, like Sprint Nextel, AT&T Wireless Services, Inc., Verizon Wireless, T-Mobile USA, Inc., and MetroPCS and their former contractors, such as us, by negotiating flat rate pricing.  Many contracting firms entered into agreements with limited knowledge of the actual cost to complete the work, resulting in many lower than market bids.  As a result, many smaller subcontractors could not compete at such reduced margins.  During 2004, the wireless carriers also significantly reduced the number of sites they were going to build.  These factors contributed to industry attrition in the equipment construction and installation sector.  They also had a severe negative effect on the profitability of companies such as ours during that time.  Today, we have the size, scope and resources to establish direct-to-carrier relationships.  In addition, carriers are contracting with original equipment manufacturers, or OEMs, such as Ericsson, Samsung, Nokia and Motorola, to perform installation services, and we have been working directly with these OEMs to assist with these installation projects.

Position in Industry

We believe that the large wireless carriers have not been entirely satisfied with their experience with some of the large contracting or project management firms, and that this dissatisfaction created an opportunity for full service, “self-performing” firms, such as BCI, with the ability to handle significant volume, to take over a portion of the work currently being performed by such firms.  Now that we have become what is known as a “tier one” service provider, we receive purchase orders directly from the end user customer, the wireless carriers.  This situation enhances our profitability by removing a layer of costs from our projects.  We expect to continue to benefit from new developments in wireless technology and additional consolidation in the telecommunications industry.

Key Drivers of Change in Our Business

The key drivers of change in the wireless telecommunications industry have been:

•	the introduction of new services or technologies;

•	the increase in the number of subscribers served by wireless service providers;

•	the increasing complexity of wireless systems in operation;

•	continuing mergers, acquisitions and divestitures in the telecommunications sector;

•	the issuance of new or additional licenses to wireless service providers; and

•	the increase in spending to rebuild and improve other communications networks, such as Public Safety Networks.

Each of these key drivers is discussed below:

The introduction of new services or technologies.  The rapid introduction of new services or technologies in the wireless market and the need to reduce operating costs in many cases have resulted in wireless service providers and equipment vendors outsourcing an increasing portion of their network services development work to companies such as ours.  For example, new technologies such as text messaging, Internet access and video streaming to cellular telephones have driven wireless carriers to continually expand and enhance their networks.  Such efforts involve providing both additional network capacity and expanded geographic coverage to address wireless customers’ expectation of network quality, speed and service.  Therefore, wireless service providers have retained firms such as ours that have the technical expertise, experience and resources to assist with this network development and enhancement.

The increase in the number of wireless subscribers served by wireless providers.  The number of wireless subscribers in the United States continues to increase rapidly.  This creates an increase in usage by those subscribers and a scarcity of wireless spectrum, which requires carriers to expand and optimize system coverage and capacity to maintain network quality.  The wireless carriers have engaged companies such as ours to increase the coverage and capacity of their networks.  The wireless system also must be continually updated and optimized to address changes in traffic patterns and interference from neighboring or competing networks or other radio sources.  Our customers also need companies such as ours to supplement their internal resources to address these developments.

The increasing complexity of wireless systems in operation.  As new technologies are developed, wireless service providers must determine whether to upgrade their existing networks or deploy new networks utilizing the latest available technologies in order to maintain their market share.  For example, overlaying new technologies, such as WiMAX or 4G, with an existing network or deploying a new network requires wireless service providers to reengage in the strategic planning, design, deployment, expansion, operations and maintenance phases of a new cycle in the life of an existing or new network.  If the wireless carrier elects to upgrade an existing network, we can provide the services necessary to implement such an upgrade.  If the carrier elects to deploy a new network, we can also provide the services necessary to implement this new development.  For companies such as ours, the type of technology that our customers deploy or their decisions on whether to build new or upgrade existing networks is not critical.  The driver for our business is the rapid growth of technology and increasing complexity of the networks that requires carriers to hire companies such as ours on an ongoing basis.

Continuing mergers, acquisitions and divestitures in the telecommunications sector.  In light of recent consolidation in the telecommunications sector, wireless service providers are faced with issues regarding the integration of separate telecommunications networks.  This may provide us with the opportunity to provide services relating to performing network compatibility testing and resolving integration issues.  We provide significant modification work to existing networks besides the construction of new wireless sites.  In addition, when companies divest themselves of divisions or business units, this also provides opportunities and potential new customers for us.  For example, in May 2008, our largest customer, Sprint Nextel Corporation, announced an agreement with Clearwire Corporation to form a new wireless communications company called Clearwire.  According to Sprint, Clearwire will be focused on deploying the first nationwide mobile WiMAX network, which will offer enhanced speed and access to the Internet, among other things, for Clearwire customers.  Clearwire is being funded by various other strategic partners, including Intel Corporation, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Brighthouse Networks.  We believe this type of transaction, with the addition of significant financial support from strategic partners, provides an excellent opportunity for companies such as ours to participate in the build-out of the WiMAX networks by Clearwire, while continuing to provide ongoing services to Sprint as it looks to upgrade and enhance its existing networks.

The issuance of new or additional licenses to wireless service providers.  The Federal Communications Commission, or FCC, has issued, and we expect it will continue to issue, new licenses to wireless service providers that we believe will present new opportunities for us.  For example, in the first few months of 2008, the FCC auctioned a significant number of licenses in the 700 MHz spectrum.  This introduction of new licenses allows new entrants into the industry who will need to develop new networks.  After receiving new or additional licenses necessary to build out their wireless systems, wireless service providers must make decisions about what type of technology and equipment will be used, where it will be deployed and how it will be configured.  In addition, detailed site location designs must be prepared and radio frequency engineers must review interference to or from co-located antennae.  Construction and equipment installation must then be performed and professional technicians must install and commission the new radio equipment, test and integrate it with existing networks and tune the components to optimize performance.  We believe we are well positioned to service these needs.

The increase in spending to rebuild and improve other communications networks, such as Public Safety Networks.  There has been and we believe there will continue to be increased spending on rebuilding and improving other communications networks, including wireless and wired data, video and voice networks, particularly those dedicated to public safety and homeland security communications.  We currently service this growing market, and we plan on developing further expertise and adding resources to this area, specifically through the growth of our Specialty Communications Services division.  The FCC has recently announced that it will once again attempt to sell certain “D-Block” licenses to support public safety networks across the country.  We believe the D-Block licenses will ultimately be purchased, additional networks will be developed to support these frequencies, and this will lead to additional opportunities for network development and installation companies such as ours.

Plan of Operation

We believe it will be necessary to take the following steps within the next 12 months in order to meet our revenue goals and to achieve increased profitability:

Increase Business Development Activities.  We recognize the need to increase our focus on business development, customer retention and the diversification of our customer base.  We anticipate achieving this result though a variety of means, including, without limitation, hiring additional business development staff, increasing our exposure at trade shows and customer-sponsored events, and increasing our marketing efforts in an organized and effective manner.  During fiscal 2008, we assembled a business development team dedicated entirely to our efforts in this area, which has already achieved positive results by winning new business around the country, expanding relationships with existing customers and diversifying our customer base.

Increase Subcontractor Base.  As we experience increased demand for our services, we will have to be flexible and utilize subcontractors in order to meet construction schedules to the extent we are unable to staff such jobs with existing staff.  We have a robust qualification process for our subcontractors, and we believe our ability to locate and retain high quality, reliable subcontractors that meet our qualifications will be a significant part of our ability to achieve our growth goals.  To that end, we have implemented an Internet based electronic payables system that allows our subcontractors to invoice us electronically, significantly easing the burden on our administrative staff, speeding up our payments to our subcontractors and helping us maintain our goal to be a “green” company by eliminating a significant amount of paper from the payment process.  We have also implemented a Subcontractor Bill of Rights, making it clear that we treat our subcontractors as important members of our service team, and we believe our positive relationships with our subcontractors is a significant asset for our customers, reduces project-related disputes and distinguishes us from many of our competitors, specifically some of our larger competitors.

Increase Marketing Activities.  Although we have achieved recognition in the wireless area, we believe that our typical customer may not be aware of our entire range of services.  For example, one set of our customers may recognize us for our site acquisition and zoning or infrastructure equipment construction and installation services without being aware that we also provide radio frequency and network design and engineering services.  Accordingly, we have recognized a need to create and implement a marketing plan to market us as a provider of the full range of wireless services.  Our integrated service package might be of interest not only to potential customers looking for complete “turn-key” solutions but also clients who are more interested in an “a la carte” approach to their wireless needs.  We have hired a Director of Marketing to assist with these efforts and provide the appropriate amount of focus to achieve our desired results in this area.

Seek Additional Strategic Acquisitions and Integrate Recent Acquisitions.  In fiscal 2009, we plan to acquire compatible businesses that can be assimilated into our organization, expand our geographic coverage and add accretive earnings to our business.  Our preferred acquisition candidates will have (i) service offerings that supplement, and not necessarily overlap with, our existing service offerings, (ii) an expansive customer base that will allow us to diversify our customer concentration, and (iii) a favorable financial profile.  In Fiscal 2007, we acquired the assets and businesses of Digitcom and Radian, and these acquisitions have expanded our customer base, geographic presence, and number of employees.  We believe we have successfully managed the associated growth and the integration of these companies into our business, and that this was an important part of our success in fiscal 2008.  We will need to continue to see strong results from these offices to achieve our fiscal 2009 goals, in addition to successfully managing and integrating any new businesses we may acquire.

Competition

The telecommunications industry is highly competitive.  It is difficult to clearly identify our competitors because we offer such a wide breadth of service offerings and many companies provide services similar to ours.  However, we currently believe that our most significant competitors include WFI Deployment Services, NSORO LLC (now owned by MasTec), Goodman Networks Inc., Bechtel Corporation, and General Dynamics Corporation.  Some of these competitors have greater capital resources, longer operating histories, larger customer bases, and more established industry relationships than we do.  We  distinguish ourselves from our competitors by being large enough to provide the resources our customers need on a nationwide, self-performing basis, while still maintaining our ability to be responsive, on a local level, to customer specific tasks that arise during any given engagement for services.

Government Regulation

Although we are not directly subject to any FCC or similar government regulations, the wireless networks that we design, deploy and manage are subject to these requirements.  Those requirements dictate that the networks meet certain radio frequency emission standards, not cause unallowable interference to other services, and in some cases, accept interference from other services.  Those networks are also subject to certain state and local government regulations and requirements.  Other FCC regulations, such as the proposed requirement for wireless carriers to maintain eight-hour back-up power supplies for their cell sites, affect our business by driving our customers to pay for additional services to meet these requirements, which we can provide.

Major Suppliers and Vendors

Historically, we have relied upon our own employees and subcontractors to perform services in order to fulfill our contractual obligations.  Currently, the costs attributable to subcontractors represent approximately 72% of our cost of revenues.  Over 39% of our subcontractor costs relate to fees paid to electrical and architectural and engineering (“A&E”) firms, as we do not hold electrical or A&E licenses in any of the jurisdictions where we operate.  We do not rely on any one subcontractor, and we must utilize subcontractors that meet our qualification standards, timeframes and the contractual requirements of our customers.

Major Customers

As of and for the year ended June 30, 2008, we derived 84% of our total revenues from our two largest customers, and those customers represented 62% of our accounts receivable.  During the year ended June 30, 2008, Sprint Nextel Corporation represented 77% and Metro PCS represented 7% of our total revenues.  Our work for Sprint Nextel includes 4G, or WiMax (work for their Xohm Division), CDMA (Code-Division Multiple Access) and IDEN (Integrated Digital Enhanced Network) work.

As of and for the year ended June 30, 2007, we derived 87% of our total revenues from our two largest customers, and those customers represented 77% of our accounts receivable.  During the year ended June 30, 2007, Sprint Nextel Corporation represented 80% and T-Mobile USA, Inc. represented 7% of our total revenues.

For the three months ended September 30, 2008, we derived 65% of our total revenue from our four largest customers, and these customers represented 62% of our accounts receivable.  Of those customers, two of them individually represented greater than 6% of net revenue, one of them represented 19% of our net revenue, and one of them represented 34% of our net revenue for the period.  For the three months ended September 30, 2007, we derived 86% of our total revenue from our two largest customers.  Of those customers, one of them represented 7% of net revenue for the period and one of them represented 79% of net revenue for the period.

Seasonality

Incidents of inclement weather, particularly in the winter months in the northern parts of the country, hinder our ability to complete certain outdoor activities relating to the provision of certain of our services.  Demand for our services is typically higher in the last few months of the calendar year, due primarily to acceleration of most customers’ capital expenditures for completing year-end projects, with a corresponding decrease in activity during the first few months of the following calendar year, typically because customers are evaluating their plans for such capital expenditures for the coming year during that period.

Backlog

As of September 30, 2008, our backlog was approximately $13.5 million as compared to $15.2 million as of June 30, 2008.  During the fourth quarter of fiscal 2008 and continuing into the first quarter of fiscal 2009, our largest customer notified us to delay completing certain purchase orders, and has cancelled other existing purchase orders. We believe substantially all of our backlog at September 30, 2008 will be filled within the fiscal year ending June 30, 2009.

Employees

As of December 1, 2008, we employed 345 full-time and 9 part-time employees.  We anticipate the need to increase our work force as additional contracts for projects are received. None of our employees are represented by labor unions.

Properties

As of December 1, 2008, we had leases or contractual arrangements to utilize approximately 215,693 square feet for our operations, as set forth below:

Location	Size in Square Feet	Description	End of Lease Term
97 Linden Avenue Elmwood Park, NJ	9,100	Office and warehouse space	Month-to-month

270 Market Street * Saddle Brook, NJ	34,780	Office and warehouse space	April 2013

18-01 Pollitt Drive Fair Lawn, NJ	76,926	Office and warehouse space	December 2017 **

1100 Taylors Lane Cinnaminson, NJ	10,209	Office and warehouse space	November 2009

45 Stouts Lane Monmouth Junction, NJ	5,000	Office and warehouse space	November 2011

8300 Stayton Drive Jessup, MD	19,853	Office and warehouse space	November, 2010

4885 Fulton Drive, Suite B Fairfield, CA	5,200	Office and warehouse space	October 2010

2580 N. Powerline Road Pompano Beach, FL	7,600	Office and warehouse space	February 2010

1210 West Alameda Drive Tempe, AZ	2,460	Office space	Month-to-month

95 Ryan Drive Raynham, MA	6,500	Office space	March 2010

14270 Albers Way Chino, CA	10,607	Office and warehouse space	December 2010

49B Old Elam Ave. Valley Park, MO	5,100	Office and warehouse space	November 2009

4550 Cooper Sage Street N. Las Vegas, NV	3,750	Office space	May 2009

4280 25th Street NE Salem, OR	6,000	Office and warehouse space	Month-to-month

15030 Highway 99 Lynwood, WA	12,608	Office and warehouse space	March 2010

*	Warehouse space is sub-leased
**	Based upon a commencement date of January 1, 2009

We also own 0.9 acres of property, including office and warehouse facilities, in Arlington, Texas.

Legal Proceedings

We are involved in legal proceedings from time to time, none of which we believe, if decided adversely to us, would have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We have not paid cash dividends on our common stock nor do we anticipate doing so in the foreseeable future.

Price Range of Berliner Communications’ Common Stock

The following table sets forth the high and low bid prices of our common stock on the applicable market for the quarterly periods indicated.  Such prices reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions:

Quarter Ended	Low	High
September 30, 2008	$1.01	$1.65
June 30, 2008	1.10	1.60
March 31, 2008	1.15	2.00
December 31, 2007	1.02	1.20
September 30, 2007	1.01	1.20
June 30, 2007	1.01	1.35
March 31, 2007	0.51	2.00
December 31, 2006	0.31	1.46
September 30, 2006	0.55	1.46

Our stock has experienced periods, including, without limitation, certain extended periods, of limited or sporadic quotations.

As of December 18, 2008, there were 449 holders of record of our common stock.

The last reported closing sale price per share of Berliner Communications common stock was $1.25 on December 19, 2008. On December 19, 2008, the bid price for Berliner Communications common stock was $0.85 and the ask price was $1.25.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OF BERLINER COMMUNICATIONS

This discussion should be read together with our consolidated financial statements and their notes included elsewhere in this proxy statement/prospectus. See “Special Note Regarding Forward-Looking Statements,” “Risks Related to Berliner Communications” and “Risks Related to the Transaction” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.  All financial information and data from the first quarter of fiscal 2009, ended September 30, 2008, is unaudited unless otherwise noted.

Business

We are a leading contractor to the wireless communications industry, providing a wide range of services primarily to wireless and traditional telecommunications carriers.  Our core activities include communications infrastructure equipment construction and installation; site acquisition and zoning to support communication network build-outs; radio frequency and network design and engineering; radio transmission base station installation and modification; and in-building network design, engineering and construction.  We also provide specialty communication services, configured solutions and power system solutions.  We provide some or all of these services to our customers, most of which are companies in the wireless telecommunications and/or data transmission industries, as well as to utility companies and government agencies and municipalities.  Our customers rely on us to assist them in planning, site location and leasing.  For a more complete discussion of our business, see the section of this prospectus entitled “Business”.

On February 28, 2007, we entered into an Asset Purchase Agreement with Digital Communication Services, Inc. (“DCS”) and its affiliates for the purchase of certain of DCS’ assets in Arlington, Texas.  This acquisition expanded and strengthened our presence in Texas and the Midwest region.  On April 16, 2007, we entered into an Asset Purchase Agreement with Radian Communication Services, Inc. (“Radian”) to purchase certain of the U.S. assets and operations of Radian and assume certain liabilities of Radian.  This acquisition expanded our presence in Los Angeles, California, Las Vegas, Nevada, and Seattle, Washington, and added offices in Salem, Oregon and Tempe, Arizona.  These acquisitions have allowed us to become a nationwide service provider for our customers, the most significant of which have nationwide operations that require the types of services we provide.  These acquisitions have also expanded our customer base and have had a positive impact on our revenue for fiscal years 2008 and 2007 as well as the first quarter of our 2009 fiscal year.

Basis of Presentation

We currently report our financial results on the basis of two reportable segments: (1) infrastructure construction and technical services and (2) site acquisition and zoning.

THREE MONTHS ENDED SEPTEMBER 30, 2008, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2007 (Unaudited)

(Amounts in Thousands Unless Otherwise Stated)

Revenue

	Three Months Ended
	September 30,
	2008	2007	(Decrease)
Infrastructure construction and technical services	$11,716	$18,485	$(6,769)
Site acquisition and zoning	1,370	4,657	(3,287)
Total	$13,086	$23,142	$(10,056)

We had revenue of $13.1 million for the three months ended September 30, 2008, versus $23.1 million for the three months ended September 31, 2007.  This represents a decrease of $10.0 million, or 43%. Revenue from infrastructure construction and technical services decreased $6.8 million from $18.5 million, or 37% for the three months ended September 30, 2008 as compared to the three months ended September 30, 2007. Revenue from site acquisition and zoning decreased $3.3 million, or 71%, for the three months ended September 30, 2008 as compared to the three months ended September 30, 2007. This decrease in revenue is primarily related to our largest customer cancelling certain purchase orders and delaying the completion of other purchase orders, because of this customer’s involvement in a significant transaction unrelated to us.

Because of the nature of our business, we win and begin projects on an irregular basis, and therefore, we expect to see considerable variability in our quarterly results during fiscal 2009. In fiscal 2008, for example, we had an extraordinarily strong second quarter because of a significant push by our largest customer to complete a large number of jobs in this period. In the fourth quarter of fiscal 2008, this customer cancelled certain purchase orders, and instructed us to delay the completion of other existing purchase orders. This impacted our financial results in the quarter ended September 30, 2008 and we expect it to continue to impact our financial results in the second fiscal quarter of fiscal 2009. We consider our annual results to be the most appropriate measure for evaluating our business because of the quarterly variability of our results.

We recognize revenues from contracts from infrastructure construction and technical services and site acquisition and zoning on the percentage-of-completion method of accounting.

Cost of Revenue

	Three Months Ended
	September 30,
	2008	2007	(Decrease)
Infrastructure construction and technical services	$7,391	$12,836	$(5,445)
Site acquisition and zoning	84	3,789	(3,705)
Total	$7,475	$16,625	$(9,150)

Our cost of revenue was $7.5 million and $16.6 million for the three months ended September 30, 2008 and 2007, respectively.  This represents a decrease of $9.1 million, or 55%, during a period when sales decreased 43%. These amounts represent 57% and 72% of total revenue for the three months ended September 30, 2008 and 2007, respectively.

Cost of revenue for infrastructure construction and technical services decreased $5.4 million from $12.8 million for the three months ended September 30, 2007 to $7.4 million for the three months ended September 30, 2008. This represents a decrease of 42% during a period when revenue decreased 37%.

Cost of revenue for site acquisition and zoning decreased $3.7 million from $3.8 million for the three months ended September 30, 2007 to $0.1 million for the three months ended September 30, 2008. This represents a decrease of 98% during a period when revenue decreased 71%.

Gross Margin

	Three Months Ended
	September 30,		Increase
	2008	2007	(Decrease)
Infrastructure construction and technical services	$4,325	$5,649	$(1,324)
Site acquisition and zoning	1,286	868	418
Gross margin	$5,611	$6,517	$(906)

Our gross margin for the three months ended September 30, 2008, was $5.6 million as compared to $6.5 million for the three months ended September 30, 2007.  Our gross margin as a percentage of revenue was approximately 43% for the three months ended September 30, 2008, as compared to 28% for the three months ended September 30, 2007.  This increase is further explained below and is not expected to continue going forward.

Continuing from our results from the fourth quarter of fiscal 2008, overall gross margins increased because of a large number of premature job closeouts by our largest customer during the fourth quarter of fiscal 2008 and the first quarter of fiscal 2009. The revenue associated with these jobs is accounted for under the percentage-of-completion method of accounting using revenue and performance milestones as a method of estimating percentage of completion. This estimated percentage of completion is applied to the total estimated contract cost in order to accrue costs each quarter. When this large number of jobs was prematurely terminated, we reversed certain costs that we had previously accrued in this manner. This reversal lowered our cost of revenue and increased our reported gross margin. Absent these job cancellations in the first quarter, our gross margin would have been approximately 32%, which is slightly higher than our first quarter fiscal 2008 gross margin. We have historically had gross margins in this range.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended September 30, 2008 was $5.2 million as compared to $5.5 million for the three months ended September 30, 2007. This represents an overall decrease of $0.3 million, which consists of a decrease of $0.5 million, primarily driven by decreases in outside services of $0.1 million, insurance and professional fees of $0.1 million and rent and other occupancy costs of $0.1 million, which was partially offset by an increase in payroll related expenses of $0.2 million, which was primarily related to an expansion of our business development team and new hires in our Green Energy division.

Depreciation and Amortization

Depreciation recorded on fixed assets during the three months ended September 30, 2008 totaled approximately $0.2 million as compared to $0.1 million for the three months ended September 30, 2007. The increase was primarily caused by an increase in purchases of property and equipment. Amortization of intangible assets acquired as a result of the Digitcom and Radian acquisitions resulted in amortization expense of approximately $0.1 million in both of the three months ended September 30, 2008 and 2007, respectively.

Interest Expense

We recognized $0.1 million in interest expense during the three months ended September 30, 2008 as compared to $0.4 million during the three months ended September 30, 2007.  This decrease was primarily caused by the conversion in June 2008 of our 7% Subordinated Convertible Note with Sigma and the other participating noteholders and the reduced usage of our line of credit with PNC.

Amortization of Deferred Financing Fees and Accretion of Debt Discount

We recognized $0 and $0.4 million in amortization of deferred financing fees and interest accretion caused by the issuance of warrants related to our financing transactions with Sigma and the other participating noteholders during the three months ended September 30, 2008 and 2007, respectively.

Other Income

During the three months ended September 30, 2008, we recognized $0.3 million in other income, which is the result of the settlement of a lawsuit which was filed on May 7, 2007 and settled on September 19, 2008 which resulted in (i) a payment from the defendant to us of $0.4 million in exchange for our agreement to release them from all claims, and (ii) a payment from the defendant of $0.2 million related to disputed invoices that had been reserved for, which were not related to the litigation. After payment of legal fees, the litigation settlement resulted in other income of $0.3 million for the first quarter of fiscal 2009.

Income Taxes

We recorded income tax expense of $0.3 million and $42 thousand for the three months ended September 30, 2008 and 2007, respectively.  Included in the income tax expense for the first quarter of fiscal 2009 is approximately $0.2 million representing an adjustment to certain items previously considered deductible to our fiscal year end 2008 income tax expense. This amount was not material to either our income tax expense or net income for the fiscal year end 2008. This amount is reflected as a current tax expense for the three months ended September 30, 2008.

At June 30, 2008, we had net operating loss carryforwards for federal and state income tax purposes of approximately $1.2 million expiring in 2026, which may be applied against future taxable income.  We can only utilize approximately $64 thousand per year due to limitations as a result of the Acquisition.

YEAR ENDED JUNE 30, 2008 COMPARED TO YEAR ENDED JUNE 30, 2007
(amounts in thousands unless otherwise stated)

Revenues

	Fiscal Years Ended June 30,
	2008	2007	Increase
Infrastructure construction and technical services	$98,563	$43,501	$55,062
Site acquisition and zoning	29,809	11,634	18,175
Total	$128,372	$55,135	$73,237

We had revenues of $128.4 million for the year ended June 30, 2008, versus $55.1 million for the year ended June 30, 2007.  This represents an increase of $73.2 million, or 133%.  This increase is primarily due to significant growth in our infrastructure construction and technical services segment and to significant awards of new business from our top customers during the first half of fiscal 2008.  In addition, approximately $19.2 million of this increase is attributable to the Digitcom and Radian acquisitions in the third and fourth quarters of the fiscal year ended June 30, 2007.

Revenues from infrastructure construction and technical services increased $55.1 million, or 127% for the year ended June 30, 2008 as compared to the year ended June 30, 2007, and accounted for approximately 77% and 79% of total revenues for these years, respectively.  Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $16.1 million, or 29% of the increase.

Site acquisition and zoning increased $18.2 million, or 156% for the year ended June 30, 2008 as compared to the year ended June 30, 2007, and accounted for approximately 23% and 21% of total revenues for these years, respectively.  Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $3.1 million, or 17% of the increase.  We expect this mix of segment revenue to remain substantially the same during the fiscal year ending June 30, 2009.

Cost of Revenues

	Fiscal Years Ended June 30,
	2008	2007	Increase
Infrastructure construction and technical services	$64,643	$29,674	$34,969
Site acquisition and zoning	18,809	7,601	11,208
Total	$83,452	$37,275	$46,177

Our cost of revenues was $83.5 million and $37.3 million for the years ended June 30, 2008 and 2007, respectively.  This represents an increase of $46.2 million, or 124%, during a period when sales increased 133%. These amounts represent 65% and 68% of total revenues for the years ended June 30, 2008 and 2007, respectively.

Cost of revenues for infrastructure construction and technical services increased $35.0 million for the year ended June 30, 2008 as compared with the year ended June 30, 2007.  This represents an increase of approximately 118% during a period when sales for this segment increased 127%.  Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $11.2 million of the total cost of revenues for this segment during Fiscal 2008.

Cost of revenues for site acquisition and zoning services increased $11.2 million for the year ended June 30, 2008 from the similar period ended June 30, 2007.  This represents an increase of approximately 147% during a period when sales for this segment increased 156%.  Newly acquired regional markets resulting from the Digitcom and Radian acquisitions accounted for approximately $2.3 million of the total cost of revenues for this segment during Fiscal 2008.

Gross Margin

	Fiscal Years Ended June 30,
	2008	2007	Increase
Infrastructure construction and technical services	$33,920	$13,827	$20,093
Site acquisition and zoning	11,000	4,033	6,967
Total	$44,920	$17,860	$27,060

Our gross margin for the years ended June 30, 2008 and 2007 was $44.9 million and $17.9 million, or 35% and 32% of revenues, respectively.

Gross margins increased because of a large number of premature job closeouts by our largest customer in the fourth quarter of fiscal 2008.  The revenue associated with these jobs is accounted for under the percentage-of-completion method of accounting using revenue and performance milestones as a method of estimating percentage of completion.  This estimated percentage of completion is applied to the total estimated contract cost in order to accrue costs each quarter.  When this large number of jobs was prematurely terminated, we reversed certain costs that we had previously accrued in this manner.  This reversal lowered our cost of revenues and increased our reported gross margin.  Absent these job cancellations in the fourth quarter, our gross margin for fiscal 2008 would have been approximately 30%, or slightly lower than our fiscal 2007 gross margin.

Selling, General and Administrative Expenses

	Fiscal Years Ended June 30,
	2008	2007	Increase
Infrastructure construction and technical services	$20,885	$11,964	$8,921
Site acquisition and zoning	4,818	2,650	2,168
Total	$25,703	$14,614	$11,089

Selling, general and administrative expenses for the year ended June 30, 2008 was $25.7 million as compared to $14.6 million for the year ended June 30, 2007.  This represents an increase of approximately $11.1 million, or 76% during a period when revenues increased 133%.  $4.4 million of this increase represents additional expenses relating to the operations of the markets we acquired in the third and fourth quarters of fiscal 2007.  $4.6 million represents additional payroll expenses in existing markets relating to increased staffing levels necessary to facilitate the increased sales and expected continued growth of our existing operations.  Additionally, we recognized increased spending of approximately $0.3 million in insurance premiums, $0.6 million in accounting and legal fees and a decrease of $0.2 million for an additional provision for potential New Jersey sales taxes.

Depreciation and Amortization

Depreciation expense for the year ended June 30, 2008 was $0.8 million as compared to $0.4 million for the year ended June 30, 2007.  This represents an increase of $0.4 million.  The increase was primarily caused by an increase in purchases of property and equipment, including those acquired through the acquisitions of Digitcom and Radian.

Amortization expense for the year ended June 30, 2008 was $0.4 million as compared to $0.1 million for the year ended June 30, 2007.  This represents an increase of $0.3 million.  This increase was caused by a full year of amortization of amortizable intangible assets related to the acquisitions of Digitcom and Radian as compared to less than a full year in fiscal 2007.

Interest Income and Expense

Interest income for the year ended June 30, 2008 was $71 thousand, an increase of $34 thousand from $37 thousand for the year ended June 30, 2007.  This increase was caused by the additional cash and cash equivalents we received as a result of our cash provided by operations and financing transactions with Sigma Opportunity Fund and its affiliates and non-affiliated co-investors during the second and third quarters of fiscal 2007 (the “Sigma Transactions”).

Interest expense for the year ended June 30, 2008 was $1.4 million.  This represents an increase of $0.8 million from $0.6 million for the year ended June 30, 2007.  This increase was caused by additional debt incurred related to the Sigma Transactions, our issuance of a promissory note as part of the purchase price for our acquisition of Digital Communications Services, Inc., and our expanded line of credit with Presidential Financial and PNC Bank.

Amortization of deferred financing fees and accretion of debt discount was $2.0 million for the year ended June 30, 2008 as compared to $0.7 million for the year ended June 30, 2007.  This increase was caused by a full year of amortization and accretion of fees during fiscal 2008 as compared to only six months during fiscal 2007.  See Note 9 of our Consolidated Financial Statements presented elsewhere in this prospectus for a more complete description of these charges.

Other Income

Other income increased to $0.2 million during the year ended June 30, 2008 as compared to $14 thousand for the year ended June 30, 2007.  The increase primarily related to subrental income recognized on office and warehouse space formerly occupied by the Company and royalty income from mineral rights recognized from land owned by the Company.

Income Tax Expense

Income tax expense was $6.4 million for the year ended June 30, 2008 as compared to a tax benefit of ($0.2) million for the year ended June 30, 2007.  The effective tax rate for the year ended June 30, 2008 was 43%.  During fiscal 2007, the Company reversed its valuation allowance of $0.7 million, resulting in a tax benefit for the year.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2008, we had consolidated current assets of approximately $36.7 million, including cash and cash equivalents of approximately $3.2 million and net working capital of approximately $16.6 million.  At September 30, 2008, we had consolidated current assets of approximately $29.1 million, including cash and cash equivalents of approximately $4.9 million and net working capital of approximately $17.3 million.  Historically, we have funded our operations primarily through operating cash flow, the proceeds of private placements of our common stock and borrowings under loan arrangements. The principal use of cash during the three months ended September 30, 2008 was to pay income taxes and to fund the payments in accounts payable and accrued expenses.

On April 17, 2008, our wholly owned subsidiary BCI Communications, Inc. (“BCI”), as borrower, became obligated under a Revolving Credit and Security Agreement (the “PNC Facility”) with PNC Bank, National Association (“PNC”) and such other lenders as may thereafter become a party to the PNC Facility (collectively, the “Lenders”).  Under the terms of the PNC Facility, BCI is entitled to request that the Lenders make revolving advances to BCI from time to time in an amount up to the lesser of (i) 85% of the value of certain receivables owned by BCI and approved by the Lenders as collateral or (ii) a total of $15.0 million.  Such revolving advances were used by BCI to repay existing indebtedness owed to Presidential, pay fees and expenses relating to entering into the PNC Facility and provide for BCI’s working capital needs and shall be used to assist in the acquisition of companies engaged in the same line of business as BCI.

Interest on the revolving advances shall accrue (a) for domestic rate loans, at a rate per annum equal to the higher of (i) the base commercial lending rate of PNC as publicly announced to be in effect from time to time, or (ii) the federal funds open rate plus 1/2 of 1%, and (b) for Eurodollar rate loans, at a rate per annum equal to (i) the rate at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market (as displayed by Bloomberg), divided by (ii) one minus the reserve percentage requirement as determined by the Board of Governors of the Federal Reserve System.  Such amounts are secured by a blanket security interest in favor of the Lenders that covers all of BCI’s receivables, equipment, general intangibles, inventory, investment property, certain real property, certain leasehold interests, all subsidiary stock, records and other property and proceeds of all of the foregoing.

The term of the PNC Facility is three years and shall terminate on April 17, 2011.  BCI may terminate the PNC Facility at any time upon sixty (60) days’ prior written notice and upon payment in full of the obligations owing under the PNC Facility or any related documents.  Upon such early termination by BCI, BCI shall pay the Lenders an early termination fee in an amount equal to (y) one half of one percent (0.50%) of $15.0 million if the early termination occurs on or before April 16, 2009, and (z) three eighths of one percent (0.375%) of $15.0 million if the early termination occurs on or after April 17, 2009 or on or before April 16, 2010.

On February 28, 2007, in connection with the Asset Purchase Agreement with Digitcom, J&J Leasing Partnership and the shareholders of Digitcom for the purchase certain of the assets of Digitcom, we issued a promissory note to J&J Leasing Partnership (the “J&J Note”) in the amount of $1.75 million. The principal amount and any accrued and unpaid interest thereon is due and payable quarterly for a three year period ending on March 1, 2010. The outstanding principal amount of the J&J Note bears interest at the rate of 8.25% per year. The J&J Note is secured by certain land and buildings sold to us by J&J Leasing Partnership. The balance outstanding at September 30, 2008 was $0.3 million.

Our ability to satisfy our current obligations is dependent upon our cash on hand, borrowings under our credit facility with PNC, and the operations of BCI. Our current obligations consist of capital expenditures, debt service and funding working capital. In the event we do not continue to generate positive cash flow, or if we incur unanticipated expenses for operations and are unable to acquire additional capital or financing, we will likely have to reassess our strategic direction, make significant changes to our business operations and substantially reduce our expenses until such time as we achieve positive cash flow. Our ability to raise additional capital or financing, if necessary, may be negatively impacted by recent downturns in the capital markets and the U.S. economy in general. In addition, the cancellation and/or deferral of a number of projects from our largest customer may have a material impact on our ability to generate sufficient cash flow in future periods. We anticipate that certain cost savings strategies will be necessary unless and until our largest customer elects to proceed with these cancelled or deferred projects or we have obtained orders from other customers sufficient to replace these projects.

The net cash flows for the years ended June 30, 2008 and 2007, and for the three months ended September 30, 2008 and 2007 are as follows:

	For the Years Ended June 30,		For the Three Months Ended September 30,
	2008	2007	2008	2007
Net cash (used in) provided by operating activities	$7,944	$(1,064)	$2,026	$(85)
Net cash used in investing activities	(947)	(6,239)	(109)	(288)
Net cash (used in) provided by financing activities	(6,307)	9,252	(151)	(2,037)

Cash Provided by / Used in Operating Activities

Net cash provided by operating activities for the year ended June 30, 2008 totaled approximately $7.9 million.  Net cash used in operating activities for the year ended June 30, 2007 was approximately $1.1 million. During the year ended June 30, 2008, cash provided by operating activities primarily resulted from operating income of $12.6 million, net of non-cash charges.  Cash used in operating activities primarily resulted from an increase in accounts receivable of $8.3 million due to increased revenue during the period and decreases in accounts payable of $2.6 million.  These amounts were partly offset by increases in accrued liabilities of $4.8 million and accrued income taxes of $1.5 million. During the year ended June 30, 2007, cash used in operating activities primarily resulted from operating income of $2.2 million, net of non-cash charges.  Cash used in operating activities primarily resulted from an increase in accounts receivable of $4.2 million due to increased revenue during the period, increased accrued expenses of $0.6 million, and decreases in accounts payable (net of accounts payable realized for the acquisition of Radian) of $1.0 million.

Net cash provided by operating activities in the three months ended September 30, 2008 was approximately $2.0 million and net cash used in operating activities was $85 thousand in the three months ended September 30, 2007.  During the three months ended September 30, 2008, cash flow provided by operating activities primarily resulted from operating income, net of non-cash charges, of approximately $0.8 million, which represents an increase of $0.2 million from the three months ended September 30, 2007.  This increase was primarily caused by net income of $86 thousand as compared to $39 thousand, and decreases in non-cash charges of $ 0.3 million in accretion of interest expense resulting from the issuance of warrants.  We also realized a decrease in accounts receivable of approximately $9.7 million due to increased collections and decreased revenue during the three months ended September 30, 2008.  These were partly offset by decreases in accounts payable of approximately $1.7 million and accrued liabilities of approximately $5.1 million. In the three months ended September 30, 2007, cash used in operating activities primarily resulted from an operating loss, net of non-cash charges, of approximately $0.6 million, a decrease in accounts receivable of approximately $6.2 million, an increase in accounts payable of approximately $1.5 million and an increase in accrued liabilities of approximately $4.4 million.

Cash Used in Investing Activities

Cash used in investing activities for the years ended June 30, 2008 and 2007 totaled approximately $0.9 million and $6.2 million, respectively. During the year ended June 30, 2008, cash used in investing activities primarily resulted from purchases of property and equipment of $1.0 million. During the year ended June 30, 2007, cash used in investing activities primarily resulted from asset acquisitions of $5.7 million and purchases of property and equipment of $0.5 million.

Net cash used in investing activities was approximately $0.1 million and $0.3 million in the three months ended September 30, 2008 and 2007, respectively.  During the three months ended September 30, 2008, cash used in investing activities was primarily used for the purchase of fixed assets.

Cash Provided by / Used In Financing Activities

Cash used in financing activities for the year ended June 30, 2008 totaled approximately $6.3 million as compared to cash provided by financing activities for the year ended June 30, 2007 of approximately $9.3 million. During the year ended June 30, 2008, cash used in financing activities primarily resulted from a net pay down under our credit line of $5.3 million and repayment of other debt of $1.0 million. During the year ended June 30, 2007, cash provided by financing activities primarily resulted from net borrowings under our credit line of $4.4 million and new debt incurred of $6.0 million which were partially offset by financing fees paid of $0.6 million.

Net cash used in financing activities was approximately $0.2 million in the three months ended September 30, 2008 and $2.0 million in the three months ended September 30, 2007.  During the three months ended September 30, 2008, net cash used in financing activities consisted primarily of repayment of long-term debt related to the Digitcom acquisition of $0.3 million.  During the three months ended September 30, 2007, net cash used in financing activities consisted primarily of payments against our credit facility net of borrowings of approximately $1.8 million and reductions of other debt obligations of approximately $0.2 million.

We believe our existing cash, cash equivalents and line of credit will be sufficient to meet our cash requirements in the near term. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of capital expenditures to support our contracts and expansion of sales and marketing.  We cannot assure that additional equity or debt financing will be available on acceptable terms, or at all. We expect our sources of liquidity beyond twelve months will be our then current cash balances, funds from operations, if any, our current PNC credit facility and any additional equity or credit facilities we can arrange.

Critical Accounting Policies

Revenue Recognition

Site acquisition and zoning services revenue is based upon output measures using contract milestones as the basis.  Revenue from infrastructure equipment construction and installation contracts, which are generally completed within 90 days, is recorded under the percentage-of-completion method based on the percentage that total direct costs incurred to date bear to estimated total costs at completion.  Losses are recognized when such losses become known.  All other revenue is recognized as work is performed.

Unbilled receivables represent revenue on uncompleted infrastructure equipment construction and installation contracts that are not yet billed or billable, pursuant to contract terms.  Deferred revenues principally represent the value of services to customers that have been billed as of the balance sheet date but for which the requisite services have not yet been rendered.

Risks and Uncertainties

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of accounts receivable.  We routinely assess the financial strength of our customers and do not require collateral or other security to support customer receivables.  Credit losses are provided for in our consolidated financial statements in the form of an allowance for doubtful accounts.  Our allowance for doubtful accounts is based upon the expected collectability of all our accounts receivable.  We determine our allowance by considering a number of factors, including the length of time it is past due, our previous loss history and the customer’s current ability to pay its obligations.  Accounts receivable are written off when they are considered to be uncollectible and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Effects of Inflation

We do not believe that the businesses of our subsidiaries are impacted by inflation to a significantly different extent than the general economy.  However, there can be no assurance that inflation will not have a material effect on operations in the future.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS Statement No. 109, (“FIN 48”), which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.  FIN 48 is effective for fiscal years beginning after December 15, 2006.

We adopted FIN 48 on July 1, 2007.  On that date, we had no material uncertain tax positions.  The cumulative effect of applying this interpretation did not result in any adjustment to retained earnings as of July 1, 2007.  We recognize interest, if any, as interest expense, and penalties, if any, as a component of selling, general and administrative expense in our consolidated financial statements.  We file a consolidated U.S. federal income tax return as well as income tax returns for several state jurisdictions, of which New Jersey is the most significant.  We currently do not have any income tax returns which are under audit.  Income tax returns remain open for examination under U.S. and state statutes for years ended June 30, 2005 and thereafter.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157") which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements.  SFAS No. 157 is effective for financial statements issued for the fiscal years beginning after November 15, 2008, and interim periods within those fiscal years except as it relates to financial assets and liabilities, which we adopted effective January 1, 2008.  The Company has determined that the impact of SFAS 157 will not have a material effect on the financial statements taken as a whole.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159").  This statement permits companies to choose to measure many financial assets and liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company has determined that the impact SFAS 159 will have on its consolidated financial statements upon adoption will not be material to the financial statements taken as a whole.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).  This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary.  Upon its adoption, noncontrolling interests will be classified as equity in our consolidated balance sheets.  Income and comprehensive income attributed to noncontrolling interests will be included in our consolidated statements of operations and our consolidated statements of equity.  SFAS 160 is effective for fiscal years beginning after December 15, 2008.  This statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements which must be applied retrospectively for all periods presented.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised), Business Combinations (“SFAS 141R”).  This statement provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination.  The statement also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  Acquisition costs associated with the business combination will generally be expensed as incurred.  SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008.  Early adoption of this statement is not permitted.

In June 2008, the FASB ratified EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions.  It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation.  EITF 07-5 is effective for fiscal years beginning after December 15, 2008.  The Company is currently assessing the impact, if any, on its consolidated financial position and results of operations.

OWNERSHIP OF BERLINER COMMUNICATIONS CAPITAL STOCK

The following table sets forth information with respect to the beneficial ownership of the Company’s Common Stock as of December 1, 2008 by: (1) each person who is a beneficial owner of more than 5% of the Company’s Common Stock, (2) each of the Company’s directors, (3) each of the Company’s Named Executive Officers, and (4) all of the Company’s executive officers and directors as a group.  Unless otherwise indicated, the address of each listed stockholder is in care of us at 97 Linden Ave., Elmwood Park, New Jersey 07407.

	Common Stock (1)
Holders	Number of Shares		Percentage
Rich B. Berliner	13,167,144	(2)	49.5%
Old Berliner, Inc.	13,104,644		49.4%
Michael S. Guerriero	292,500	(3)	1.1%
Nicholas Day	51,250	(4)	*
Mark S. Dailey	75,000	(5)	*
Peter J. Mixter	75,167	(6)	*
Mehran Nazari	75,000	(7)	*
John Stevens Robling, Jr.	75,167	(8)	*
Thom Waye	6,934,692	(9)(10)	26.0%
Sigma Opportunity Fund, LLC	4,489,795		16.9%
Sigma Berliner, LLC	2,170,407		8.2%
Sigma Capital Advisors, LLC	6,909,692	(10)	25.9%
Pacific Asset Partners, LP	1,524,300	(11)	5.7%

Officers and Directors as a Group (Eleven persons)	20,872,889	(12)	75.8%

*  Represents less than one percent.

(1)
For purposes of this table, a person is deemed to have beneficial ownership of the number of shares of common stock that such person has the right to acquire within 60 days of December 1, 2008. Percentages have been based on us having 26,516,612 shares of common stock issued and outstanding. For purposes of computing the percentage of outstanding shares of common stock held by any individual listed in this table, any shares of common stock that such person has the right to acquire pursuant to the exercise of a stock option exercisable within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Includes vested options to purchase 62,500 shares of common stock and 13,104,644 shares directly held by Old Berliner, Inc. (“Old Berliner”) that Mr. Berliner may be deemed to beneficially own as a result of his positions as President, Chief Executive Officer and Chairman of the Board of Old Berliner, a corporation of which Mr. Berliner is also approximately a 57% equity owner and the sole director.

(3)	Represents vested options to purchase 292,500 shares of common stock.

(4)	Represents vested options to purchase 51,250 shares of common stock.

(5)	Includes 25,000 shares and vested options to purchase 50,000 shares of common stock.

(6)	Includes 25,000 shares and vested options to purchase 50,167 shares of common stock.

(7)	Includes 25,000 shares and vested options to purchase 50,000 shares of common stock.

(8)	Includes 25,000 shares and vested options to purchase 50,167 shares of common stock.

(9)
Thom Waye may be deemed to be an indirect owner of the shares held by Sigma Capital Advisors, LLC (“Advisors”) by virtue of Mr. Waye being the manager of the managing member of Advisors. Mr. Waye has disclaimed beneficial ownership of the shares owned by Advisors except to the extent of his pecuniary interest therein. Also includes 25,000 shares of common stock granted to Mr. Waye in November 2008 for his services as director.

(10)
These shares include: (i) 4,489,795 shares of our common stock held by Sigma Opportunity Fund, LLC (“Sigma”); (ii) 2,170,407 shares of our common stock held by Sigma Berliner, LLC (“SBLLC”), an affiliate of Sigma; (iii) 175,000 shares of our common stock issuable upon the exercise of warrants held by Advisors, at an initial exercise price of $0.55 per share; and (iv) 74,490 shares of our common stock held by Advisors. Advisors, Sigma Capital Partners, LLC (“Partners”) and Thom Waye may be deemed to be indirect 10% owners of our Company by virtue of Advisors being the managing member of Sigma, Partners being the sole member of Advisors and Mr. Waye being the sole member of Partners. Mr. Waye, Advisors and Partners have disclaimed beneficial ownership of the shares owned by Sigma and SBLLC except to the extent of their pecuniary interest therein. See Note (9) above. The address of each of Sigma, SBLLC, Advisors, Partners and Mr. Waye is c/o Sigma Capital Advisors, LLC, 800 Third Avenue, Suite 1701, New York, NY 10022.

(11)	This information is based on information reported by the stockholder in filings made with the Securities and Exchange Commission (the “Commission”).

(12)
Includes: Rich B. Berliner, Mark S. Dailey, Peter J. Mixter, Mehran Nazari, John Stevens Robling, Jr. Thom Waye, Raymond A. Cardonne, Jr., Michael S. Guerriero, Robert Bradley, Rich Statler and Nicholas Day.

INFORMATION REGARDING BERLINER COMMUNICATIONS’
DIRECTORS AND EXECUTIVE OFFICERS

Directors:

Rich B. Berliner, 55, has been one of the Company’s directors, and Chief Executive Officer and Chairman of the Board since February 2005.  He has been the Chief Executive Officer and Chairman of the Board of Old Berliner since 1995.  He previously served as Executive Vice President of Communications Development Systems and was responsible for managing sales, marketing and customer activities for construction services to wireless carriers.  Mr. Berliner also held multiple senior executive positions with AAT Communications, Inc., a communications-oriented property management firm, and Drive Phone, Inc., a major distributor of wireless telephones and services.  He received a Bachelor of Arts degree from Rutgers College.

Mark S. Dailey, 50, has been one of our directors since February 2006.  Mr. Daily is a private investor who from 1999 to 2004 held senior executive management positions including Executive Vice President, Sales and Marketing of Intralinks, Inc., a venture-funded secure document distribution company, Chief Operating Officer of LexiQuest, Inc., a technology-based company exploiting linguistics and natural language processing in developing software tools to manage, access and retrieve large Intranet document collections and Chief Operating Officer of Medcast Networks, a venture capital-backed start-up delivering comprehensive medical information to physicians. From 1986 to 1999, Mr. Dailey held various senior level positions with Bloomberg Financial Markets, a global leader in the delivery of international real-time financial information.  Prior to joining Bloomberg, Mr. Dailey worked for several investment banking firms.

Mr. Dailey has been designated a nominee for director by the previous holders of the Company’s preferred stock pursuant to the terms of that certain Voting Agreement executed in connection with the 2005 acquisition of assets of Old Berliner, Inc.  We, along with the previous holders of the Company’s preferred stock and Old Berliner agreed that, beginning on the date we filed an amendment to our certificate of incorporation, which occurred on September 16, 2005, (the “Effective Time”) until the date that the previous holders of the Company’s Series B Convertible Preferred Stock and the Series D Convertible Preferred Stock (the “Converted Preferred Stockholders”) collectively hold less than 30% of the shares of common stock held by the Converted Preferred Stockholders at the Effective Time, Old Berliner will nominate for election, vote all shares of the Company’s common stock that Old Berliner now holds or will hold in the future for, and otherwise support, one individual designated by the holders of 75% of the common stock held by the Converted Preferred Stockholders to the Company’s Board, assuming that there are five directors, or such other number of director designees as will equal 20% of the total membership of the Company’s Board in the event of any increase in the size of the Board.  Old Berliner also agreed not to vote to remove any such director designee unless such removal is requested in writing by holders of 75% of the common stock then held by Converted Preferred Stockholders.  If any such director designee ceases, for any reason, to serve as a member of the Company’s Board during his or her term of office, Old Berliner also agreed to vote all shares of the Company’s common stock that Old Berliner now holds or will hold in the future for the election of such new director designee as will be recommended in writing by the holders of 75% of the common stock then held by such Converted Preferred Stockholders.

Peter J. Mixter, 56, has been one of the Company’s directors since July 9, 2004.  From May 2006 to November 2008, Mr. Mixter was Managing Director and Head of the Healthcare Industry Practice of Sanders Morris Harris Group, an investment bank.  He was a private investor from 1999 to 2006.  From 1980 to 1999, Mr. Mixter was employed by Lehman Brothers, an investment bank, serving most recently as Managing Director of the Healthcare Corporate Finance Group and as a member of the Global Healthcare Management Committee.  Prior to joining Lehman Brothers, Mr. Mixter served as an Assistant Secretary and Lending Officer for the New England Division of Manufacturers Hanover Trust.  He received a Bachelor of Arts degree from the University of Vermont and a Masters in Business Administration degree from Columbia University Graduate School of Business.  Since June 2006, Mr. Mixter has been a director of four entities related to Greyshrike Capital LLP, a European hedge fund manager: Greyshrike European Master Fund, Greyshrike European Fund, Greyshrike Capital (Cayman) Limited and Greyshrike General Partner Limited.

Mehran Nazari, 48, has been one of the Company’s directors since February 2005.  He has been the President and Chief Operating Officer of Advanced Generation Telecom Group, Inc., a telecommunications and information technology consulting and strategic planning company since 2001. From 2000 to 2001, he was Director of Engineering of Kurtis & Associates, PLC, a telecommunications engineering firm.  Prior to 2000, he was a senior partner and the Director of Engineering at Lukas, Nace, Gutierrez and Sachs, PC.  He received a Bachelor of Science degree from George Washington University is pursuing a Master in telecommunications and computer science from George Washington University as well.

John Stevens Robling, Jr., 58, has been one of the Company’s directors since June 5, 2001 and is also currently Chairman of our Audit Committee.  He is Managing Director of Liati Capital, LLC.  He also served in various capacities, including as the Company’s Vice President, Chief Financial Officer, Treasurer and Assistant Secretary, from September 22, 1999, through August 31, 2000.  Prior to his appointment to these positions, Mr. Robling was Chief Financial Officer of AxisTel Communications, Inc., one of the Company’s subsidiaries, and PhoneFree.com, Inc. (now Gemini Voice Solutions, Inc.) also an affiliate of the Company.  Before joining AxisTel in 1998, Mr. Robling was an independent financial advisor and specialized in offering private equity investment services to various clients.  From 1992 to 1997, Mr. Robling was Senior Managing Director principal, member of the board of directors and member of the investment committee of Hamilton Lane Advisors, Inc. Hamilton Lane is a private equity-consulting firm headquartered in Philadelphia.  Prior to joining Hamilton Lane, Mr. Robling was a Vice President at Lazard Freres & Co. in its International and Mergers and Acquisitions Departments.  He was also a member of the Country Advisory Group, an informal partnership among Lazard Freres & Co., S.G. Warburg and Lehman Brothers, which advised the sovereign governments of developing countries.  In connection with these engagements, Mr. Robling provided financial advisory services to national telecommunications authorities and multinational telecommunications companies.  Mr. Robling received a Bachelor of Arts degree, with distinction, from Georgetown University and a Master of Business Administration degree from the University of Chicago.

Thom Waye, 43, has been one of the Company’s directors since December 2006.  Mr. Waye currently serves as the manager of Sigma Opportunity Fund, LLC, one of our principal stockholders (“Sigma”). Prior to forming Sigma in August 2003, Mr. Waye was a partner and managing director at ComVest Venture Partners, L.P. from 2000 to 2003. Before joining ComVest, Mr. Waye was at AIG from 1996 to 2000, where he was a vice president in the private equity group, responsible for fund-raising and fund development. In addition, Mr. Waye previously led Motorola’s and Unisys’ New York based non-banking, financial services sales and marketing efforts. Mr. Waye holds an MBA in Accounting and Finance from the University of Chicago Graduate School of Business and a B.Sc. in Management Information Systems and Marketing from Syracuse University. Mr. Waye is the Chairman of the Board of Directors of Avatech Solutions, Inc. (OTC BB: AVSO), a public company providing design and engineering technology products and services for the manufacturing, engineering, building design and facilities management markets, and a director of US Starcom, Inc. (OTC: USTI.PK), a public company provider of diversified communication, financial and transaction-based services, primarily targeted at the emerging Latino communities and business markets in the United States.

Mr. Waye serves on the Board as a designee of Sigma. Pursuant to the provisions of the Note Purchase Agreement we entered into with Sigma, so long as the note issued pursuant to that agreement remains outstanding or Sigma beneficially owns at least 5% of our common stock, Sigma will have the right to nominate a director to our Board of Directors. We are obligated to use our best efforts to cause such nominee, as well as all reasonably suited future designees, to be elected to our Board of Directors.

Executive Officers:

Raymond A. Cardonne, Jr., 42, is our Chief Financial Officer and Treasurer, a role he assumed in November 2007.  Prior to joining the Company, Mr. Cardonne served as the Chief Financial Officer and Treasurer of Refac Optical Group, a then AMEX-listed retail optical chain with over 500 locations, from August 2000 until February 2007.  From December 1997 until August 2000, he served as a Vice President of Refac responsible for technology licensing and commercialization.  Prior to joining Refac, Mr. Cardonne was a Vice President of Corporate Development at Technology Management & Funding, L.P., a limited partnership formed to create and develop early stage technology-based companies, from December 1994 through November 1997.  Mr. Cardonne also worked for NEPA Venture Funds, an early-stage venture capital firm.  Mr. Cardonne received his Bachelor of Science degree and Masters of Business Administration from Lehigh University.

Nicholas Day, 40, is our General Counsel and Corporate Secretary, a role he assumed in October 2006.  Prior to joining us, Mr. Day served as Senior Corporate Counsel for Net2Phone, Inc., a then Nasdaq-listed provider of voice over Internet protocol, or VoIP, telephony products and services from August 2002 to March 2006.  From August 2000 to August 2002, Mr. Day served as Associate General Counsel for WorldGate Communications, Inc., a then Nasdaq-listed provider of personal video telephony products.  Mr. Day began his career as a business attorney with the law firm of Saul Ewing, LLP from September 1995 to August 2000.  Mr. Day received his A.B. degree from Duke University and his J.D. degree, with honors, from Villanova University School of Law.

Michael S. Guerriero, 47, is our Chief Operating Officer, a role he assumed in February 2006.  He previously served as our Executive Vice President of the Technical Services organization from February 2004 to January 2005.  From July 2001 to December 2003, Mr. Guerriero held the position of Area Vice President at Sprint responsible for the PCS/wireless network build-out in the Northeast Region.  Prior to that position, he was the Director of Engineering for the Northeast and was responsible for the initial design and deployment of the Sprint PCS/wireless network in the NY/NJ/CT metro area.  His professional career spans over 20 years and includes a number of technical and leadership positions in the defense and telecommunication industries.  Mr. Guerriero received a Bachelor of Science degree in Electrical Engineering from the New Jersey Institute of Technology and is a licensed Professional Engineer.

Robert Bradley, 33, is our Vice President, BCI East, a position he has held since September 2008.  Prior to this time, Mr. Bradley was Vice President of our New York and New Jersey Region from July 2007 to September 2008, and he was our Vice President, Business Development from July 2005 to July 2007.  Mr. Bradley is now responsible for managing BCI East operations, maintaining customer service and relationships, growing existing and establishing new local offices, overseeing quality control of services, all while continuing to be responsible for generating company sales for his region.  Mr. Bradley’s telecommunications career began with BCI in 2001 as a Project Manager in the New York/New Jersey market. From 1998 to 2000, he held logistics positions with Sony Corporation and DHL.  Mr. Bradley earned his Bachelor of Arts & Science degree from West Virginia University.

Richard Statler, 62, is our Vice President, BCI West, a role he assumed in August 2008.  Prior to joining us, Mr. Statler served as Vice President of Alcoa Wireless Services, which was later purchased by SAC Wireless, where he was also Vice President, from August 2004 to May 2008.  In these roles, Mr. Statler had national responsibilities for Business Development, Sales and Marketing.  Prior to joining Alcoa, Mr. Statler served at AT&T Wireless Services as National Director of Two Way Messaging from July 1996 to September 2007.  While in this role, he was responsible for the deployment of over 4,000 sites across the United States.  He also has international experience, having served twice as Regional Director for Airtouch International in Europe, and again in the Peoples Republic of China.  Mr. Statler has also held a number of other senior management positions in the telecommunications industry with various wireless service providers, tower companies (Vice President of American Tower – AMT NYSE) and service vendors.  He has a degree in Finance from California State University, Northridge and a Masters of Business Administration from Pepperdine University.  He also serves on the Board of Directors for the California Wireless Association and is Chairman of its Advisory Board.

EXECUTIVE COMPENSATION

The following table sets forth information regarding the compensation awarded to those persons (i) who served or acted as the Company’s principal executive officer, (ii) who were the Company’s other two most highly compensated executive officers and (iii) persons who would have been one of the most highly compensated executive officers had they been employed by the Company as of June 30, 2008 (the “Named Executive Officers”) for the past three fiscal years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
Rich B. Berliner	2008	358,364	860,058	(2)	-	56,238	-	-	17,500	1,292,160
Chairman and Chief	2007	275,000	200,000		-	28,119	-	-	12,000	515,119
Executive Officer	2006	243,750	100,000		-	-	-	-	14,000	357,750

Michael S. Guerriero	2008	224,517	407,281	(3)	-	13,744	-	-	13,446	658,988
Chief Operating Officer	2007	184,852	100,000		-	64,341	-	-	2,519	351,712
	2006	179,712	50,000		-	1,248	-	-	2,300	233,260

Nicholas Day	2008	224,229	100,000	(4)	-	11,584	-	-	12,750	348,563
General Counsel	2007	117,116	35,000		-	3,586	-	-	3,923	159,625

(1)
Represents stock options granted under the 1999 Omnibus Securities Plan.  Option award values are based on the Black-Scholes Merton valuation method.  The below table identifies the assumptions we used for this calculation.  Additional information on stock options awarded to our executive officers can be found in the section below entitled Grants of Plan-Based Awards.

	STOCK OPTION VALUATION TABLE
Name	Grant Date	Shares	Fair Value ($)	Dividend Yield	Risk- Free Interest Rate	Volatility	Life (Years)
Rich Berliner	3/1/07	250,000	56,238	0%	4.51%	72%	5

Michael S. Guerriero	12/21/05	37,500	2,496	0%	4.39%	75%	5
	8/11/06	100,000	-	0%	4.89%	78%	5
	2/15/07	37,500	-	0%	4.76%	72%	5
	3/1/07	50,000	11,248	0%	4.51%	72%	5

Nicholas Day	11/3/06	35,000	2,069	0%	4.64%	73%	5
	4/2/07	50,000	9,515	0%	4.69%	71%	5

(2)	In September of 2008, the Board approved a bonus of $860,058 for Mr. Berliner for the fiscal year ended June 30, 2008, that was paid subsequent to that date.

(3)	In September of 2008, a bonus of $407,281 for Mr. Guerriero was approved for the fiscal year ended June 30, 2007, that was paid subsequent to that date.

(4)
Mr. Day became General Counsel on October 28, 2006.  The amounts shown above for 2007 are amounts paid from October 28, 2006 to June 30, 2007.  In September of 2008, a bonus of $100,000 for Mr. Day was approved for the fiscal year ended June 30, 2008, that was paid subsequent to that date.

(5)	Represents car allowance compensation and payments made by the Company as part of the Company’s 401(k) Plan matching program.

GRANTS OF PLAN-BASED AWARDS

The Named Executive Officers did not receive any grants of plan-based awards during the fiscal year ended June 30, 2008.

EMPLOYMENT AGREEMENTS OF NAMED EXECUTIVE OFFICERS

Although the Compensation Committee makes recommendations to the Board with respect to compensation decisions and the Company’s compensation and benefit plans, ultimate approval authority rests with the Board.  The Compensation Committee has the direct authority to hire and fire advisors and compensation consultants, and to approve their compensation by the Company, which is obligated to pay these advisors and consultants.  These advisors report directly to the Compensation Committee.  We have in the past used compensation consultants to help give direction to the Compensation Committee regarding executive pay.  We do not currently engage a compensation consultant but may decide to use one in the future.  The current members of the Compensation Committee are Rich B. Berliner, Peter J. Mixter, and Mehran Nazari, and the Board of Directors have determined that Mr. Mixter and Mr. Nazari are independent.  Although Rich B. Berliner, our Chief Executive Officer is not independent, he does not participate in committee meetings or discussions related to his compensation.  However, Mr. Berliner does participate in discussions and reviews of the compensation programs for other executive officers.

The Compensation Committee recommended, and the Board approved, Employment Agreements for named executive officers in calendar 2007.  The compensation and severance provisions of these agreements are outlined below.

Rich B. Berliner.  On December 10, 2007, the Company entered into an Employment Agreement with Mr. Berliner, our Chief Executive Officer and President.  The agreement was effective as of July 1, 2007 and has a two-year term expiring June 30, 2009.  The agreement provides for an annual salary of $360,000.  The agreement provides for indemnification of Mr. Berliner by the Company in connection with any action by reason of the fact that he is or was a director, officer or employee of the Company.

Mr. Berliner’s compensation program also includes a cash bonus component based entirely on the Company’s financial performance during the year.  After considering several financial metrics, such as revenue, gross margin, and earnings before interest, taxes, depreciation and amortization (“EBITDA”), the Compensation Committee recommended, and the Board approved, a cash bonus for the fiscal year ended June 30, 2009 based-upon the Company’s EBITDA during the year.  The Compensation Committee established the following targets for Mr. Berliner’s bonus in this regard:

•	If EBITDA is less than $3.5 million for fiscal 2009, Mr. Berliner will not receive a cash bonus;

•	If EBITDA is $3.5 million through $4.5 million, Mr. Berliner will receive a cash bonus equal to 3% of EBITDA; and

•	If EBITDA is over $4.5 million, Mr. Berliner will receive a cash bonus equal to 4% of EBITDA.

In addition to base salary and cash bonus, as outlined above, Mr. Berliner’s Employment Agreement also states that he is eligible for stock option or other equity awards as part of his annual bonus program.  The agreement will also provide for a continuation of Mr. Berliner’s existing annual car allowance of $12,000.

Michael Guerriero.  On December 12, 2007, the Company entered into an Employment Agreement with Mr. Guerriero, our Chief Operating Officer.  The agreement was effective as of July 1, 2007 and has a two-year term expiring June 30, 2009.  The agreement provides for a base annual salary of $225,000.  The agreement provides for indemnification of Mr. Guerriero by the Company in connection with any action by reason of the fact that he is or was a director, officer or employee of the Company.

Mr. Guerriero’s compensation program, as set forth in his Employment Agreement, also includes a cash bonus component based primarily on the Company’s overall financial performance during the year.  After considering several financial metrics, the Compensation Committee recommended, and the Board approved, a cash bonus based primarily on the Company’s EBITDA and revenue for the year, and also including a component based on branch office performance, customer satisfaction and executive management and development.  The formula for calculating this bonus for fiscal 2009 is as follows:

•	so long as revenue is more than $55 million for the fiscal year, 0.03% of revenue; plus

•	so long as EBITDA is more than $3 million for the fiscal year, 1.5% of EBITDA, plus

•	personal performance goals, with equal weight, based upon:

o	branch office revenue performance;

o	branch office EBITDA performance;

o	customer satisfaction; and

o	executive management & development.

In addition to base salary and cash bonus, as outlined above, Mr. Guerriero’s Employment Agreement also states that he is eligible for stock option or other equity awards as part of his annual bonus program.  The Board awarded 420,000 stock options to Mr. Guerriero in September 2008 as part of his performance bonus for the fiscal year (with an exercise price of $1.48 per share and vesting 25% on date of grant and 25% per year for three years).  The agreement also provides for a continuation of Mr. Guerriero’s annual car allowance of $7,200.

Nicholas Day.  On December 10, 2007, the Company entered into an Employment Agreement with Nicholas Day, our General Counsel.  The agreement was effective as of July 1, 2007 and has a two-year term expiring June 30, 2009.  The agreement provided for an annual salary of $225,000.  The agreement provides for indemnification of Mr. Day by the Company in connection with any action by reason of the fact that he is or was a director, officer or employee of the Company.

Mr. Day’s compensation program will also include a cash bonus component based partly on the Company’s overall financial performance during the year, and partly on a subjective evaluation of Mr. Day’s personal performance by the Compensation Committee and the Chief Executive Officer.  The Compensation Committee did not believe it was appropriate to base Mr. Day’s incentive bonus entirely on financial metrics, because the Committee believed Mr. Day should not be entirely motivated by short term financial metrics but rather on the long-term best interest of the Company with a focus on appropriate risk management.

In addition to base salary and cash bonus, as outlined above, Mr. Day’s Employment Agreement also states that he is eligible for stock option or other equity awards as part of his annual bonus program.  The Board awarded 50,000 stock options to Mr. Day, which were granted on November 3, 2008.  The agreement also provides for a continuation of Mr. Day’s annual car allowance of $6,000.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth all outstanding equity awards held by the Named Executive Officers at June 30, 2008.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Rich B. Berliner	62,500	187,500	(1)		1.28	3/1/2017
Michael S. Guerriero	75,000	-			0.40	12/21/2015
	100,000	-			0.55	8/11/2016
	12,500	37,500	(2)		1.28	3/1/2017
	105,000	315,000	(3)		1.48	10/1/18
Nicholas Day	17,500	17,500	(4)		0.36	11/3/2016
	12,500	37,500	(5)		1.22	4/2/2017

(1)	These options vest as follows: 62,500 on 3/1/09, 62,500 on 3/1/10 and 62,500 on 3/1/11.
(2)	These options vest as follows: 12,500 on 3/1/09, 12,500 on 3/1/10 and 12,500 on 3/1/11.
(3)	These options vest as follows: 105,000 on 10/1/09, 105,000 on 10/1/10 and 105,000 on 10/1/11.
(4)	These options vest as follows: 8,750 on 11/3/08 and 8,750 on 11/3/09.
(5)	These options vest as follows: 12,500 on 4/2/09, 12,500 on 4/2/10 and 12,500 on 4/2/11.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information concerning exercises of stock options held by the Named Executive Officers at June 30, 2008.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Rich B. Berliner	-	-
Michael S. Guerriero	-	-
Nicholas Day	-	-

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Rich B. Berliner.  Mr. Berliner has entered into an Employment Agreement with the Company, dated December 10, 2007, that provides for potential payments upon termination of his employment or a change in control of the Company.  Pursuant to the agreement, Mr. Berliner is required to devote all of his business time, attention, skill and efforts exclusively to Company’s business and affairs.  If his employment is terminated “Without Cause”, if he resigns for “Good Reason” or if he is terminated in connection with a “Change of Control” (as each such term is defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for the remainder of the employment term (which ends on June 30, 2009) or for one year, whichever is longer. Payments made in connection with his termination of employment are generally subject to his delivery to us of a general release of claims.  Under the agreement, for 24 months following his termination of employment (twelve months, in certain cases), he will be subject to certain non-competition and non-solicitation restrictions.  Payments made in connection with his termination are subject to his delivery to the Company of a general release of claims.

Michael S. Guerriero.  Mr. Guerriero has entered into an Employment Agreement with the Company, dated December 12, 2007 that would provide for potential payments upon termination of his employment or a change in control of the company.  Pursuant to the agreement, Mr. Guerriero is required to devote all of his business time, attention, skill and efforts exclusively to Company’s business and affairs.  If his employment is terminated “Without Cause”, if he resigns for “Good Reason” or if he is terminated in connection with a “Change of Control” (as each such term is defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for twelve months following his termination.  Payments made in connection with his termination of employment are generally subject to his delivery to us of a general release of claims.  Under the agreement, for 24 months following his termination of employment (twelve months, in certain cases), he will be subject to certain non-competition and non-solicitation restrictions.  Payments made in connection with his termination are subject to his delivery to the Company of a general release of claims.

Nicholas Day.  Mr. Day has entered into an Employment Agreement with the Company, dated December 10, 2007 that would provide for potential payments upon termination of his employment or a change in control of the company.  Pursuant to the agreement, Mr. Day is required to devote all of his business time, attention, skill and efforts exclusively to Company’s business and affairs.  If his employment is terminated “Without Cause”, if he resigns for “Good Reason” or if he is terminated in connection with a “Change of Control”  (as each such term is defined in the agreement), he will be entitled to an amount equal to his base salary then in effect for 12 months following his termination.  Payments made in connection with his termination of employment are generally subject to his delivery to us of a general release of claims.  Under the agreement, for 24 months following his termination of employment (twelve months, in certain cases), he will be subject to certain non-competition and non-solicitation restrictions.  Payments made in connection with his termination are subject to his delivery to the Company of a general release of claims.

COMPENSATION OF DIRECTORS

During the year ended June 30, 2008, we implemented a compensation program for all of our non-employee directors.  Our non-employee directors include all of our directors except for Rich Berliner, who is our Chief Executive Officer and President.  Our non-employee directors received the following compensation during the year ended June 30, 2008:

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Chance in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Mark S. Dailey	21,000	-	-	-	-	-	21,000

Peter J. Mixter	24,000	-	-	-	-	-	24,000

Mehran Nazari	23,000	-	-	-	-	-	23,000

John Stevens Robling, Jr.	21,250	-	-	-	-	-	21,250

Thom Waye	16,500	-	-	-	-	-	16,500

During fiscal 2008, each non-employee director received a $7,500 annual fee for service on the Board during the year.  Each non-employee director received $2,000 per Board meeting attended in person, and $1,000 for each Board meeting attended via telephone.  Members of the Audit Committee and Compensation Committee received $1,500 for attending committee meetings during this period.  In addition, all non-employee directors are reimbursed for reasonable travel expenses incurred in connection with attendance at Board and committee meetings.

Director Compensation Policy for Fiscal Year 2009

On September 26, 2008, the Board of Directors established a new compensation program for non-employee directors for the year ending June 30, 2009:

•
Each non-employee director will receive an annual stipend of $17,500.  For current directors, this will be paid in October of each year.  For new directors, this will be paid upon election and on each anniversary date of their election to the Board;

•	Each non-employee director will continue to receive $2,000 for each Board meeting attended in person and $1,000 for each meeting attended by telephone;

•	Each non-employee member of the Audit Committee and Compensation Committee will receive $1,500 for each meeting attended in person or by telephone;

•
Each non-employee director will be eligible for an annual stock option (or other equity) award.  In November 2008 each non-employee director received 25,000 shares of Common Stock pursuant to the Berliner Equity Compensation Plan.  The annual equity award is subject to the director attending (in person or by telephone) no less than 75% of all Board and committee meetings, as applicable, during the fiscal year preceding such award; and

•
Meeting fees will be paid for regularly scheduled meetings only.  The Company’s director compensation policy is designed to take into account the need for occasional special meetings or informational telephone calls.  No additional compensation will be paid for such occurrences.

Directors will continue to be reimbursed for reasonable travel expenses associated with attending Board or committee meetings.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the Delaware General Corporation Law (the “DGCL”) allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of the DGCL or obtained an improper personal benefit.

Our Certificate of Incorporation (the “Charter”) specifically limits each director’s personal liability, as permitted by Section 102 of the DGCL, and provides that if it is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding.  The power to indemnify applies if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees, but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification will be made in the event of any adjudication of liability on the part of a person to the corporation, unless a court believes that in view of all the circumstances indemnification should apply.  Our Charter provides for indemnification of our directors, officers, employees and agents to the fullest extent permitted by the DGCL.

Our bylaws also provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL against all expenses, liability and loss (including attorneys’ fees judgments, fines, special excise taxes or penalties on amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, including the right to require advancement by us of attorneys’ fees and other expenses incurred in defending any such proceeding in advance of its final disposition, provided that we receive an undertaking from such person to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified.  We have entered into agreements with certain of our directors and executive officers that provide for indemnification of such persons, and we maintain a directors’ and executive officers’ liability insurance policy as permitted by our Charter and Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
OF BERLINER COMMUNICATIONS

On December 29, 2006, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Sigma Opportunity Fund, LLC (“Sigma”) for the issuance and sale of a 7% Senior Subordinated Secured Convertible Note due on December 29, 2008, in the original principal amount of $3.0 million (the “Note”) convertible at $1.10 per share (subject to adjustment) and a warrant to purchase up to 1.5 million shares of our common stock with a strike price of $0.01 (the “Warrant”).  Pursuant to the provisions of the Note Purchase Agreement, so long as Sigma beneficially owns at least 5% of our outstanding common stock, Sigma has the right to nominate one director to our Board.  On December 29, 2006, Sigma nominated, and our Board appointed, Thom Waye to serve as a member of our Board as a Class III director, with his term expiring at the 2008 annual meeting.  We are obligated to use our best efforts to cause Mr. Waye, as well as all reasonably suited future designees, to continue to serve on our Board.  We paid Sigma Capital Advisors a one-time fee of $0.1 million for business, finance and organizational strategy, advisory, consulting and other services related to our business for as long as the Note is outstanding, and issued warrants to it to purchase up to 175,000 shares of our common stock exercisable over a period of five years at an exercise price of $0.55 per share, which were valued at $55,000 using the Black-Scholes Merton option pricing model using the following assumptions:

		Black-Scholes Merton Assumptions
Warrants Issued	Value	Expected Volatility	Expected Dividend Yield	Risk-free Interest Rate	Expected Life
150,000	$42,000	62%	0%	4.70%	5 Years
25,000	$13,000	72%	0%	4.76%	5 Years

We also paid Sigma $0.1 million for expenses associated with the Note through June 30, 2007.  We also paid (or accrued to) Sigma $0.1 million in interest on the Note.

On February 15, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Sigma Berliner, an affiliate of Sigma and Thom Waye, and issued a 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $1.5 million and a warrant to purchase up to 750,000 shares of our common stock to Sigma Berliner, on substantially the same terms as the Note and Warrant issued to Sigma.  This transaction was the result of Sigma exercising a right that Sigma negotiated as part of the December 29, 2006 transaction, at a time at which it was not an affiliate of Berliner.  During the year ended June 30, 2008, we paid Sigma Berliner $0.2 million in interest on the Note.

The Board has adopted a written policy regarding review and approval of related party transactions.   This policy calls for the Board to appoint a committee of independent directors to review and approve any related party transaction, which are defined as any transaction, or a series of similar transactions, to which the Company or any of its subsidiaries is to be a party, in which the amount involved exceeds $120,000 and in which any of the following persons had, or will have, a direct or indirect material interest:

•	Any director or executive officer of the Company;

•	Any nominee for election as director;

•	Any security holder who is known to the registrant to own of record or beneficially more than five percent of any class of the registrant’s voting securities; and

•	Any member of the immediate family of any of the foregoing persons.

Approval of the committee reviewing the related party transaction is based on the business needs of Company, the availability of alternative arrangements and the costs of the proposed transaction versus these alternatives, if available.

Pursuant to the policy, related party transactions shall not include compensation decisions within the authority of the Compensation Committee, such as officer and director compensation.  The independent committee will have the authority to hire and consult with independent consultants, appraisers and/or advisors to assist in their review of related party transactions.

During fiscal year 2008, the Company did not engage in any related party transaction that did not require review, approval or ratification under the Company’s related party transaction review policies and procedures.  The Company did not engage in any related party transaction where such policies and procedures were not followed.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), requires the Company’s directors, executive officers, and individuals who own more than 10% of a registered class of the Company’s equity securities to file initial reports of ownership and changes in ownership of Common Stock with the Commission. Such persons are required by applicable regulations to furnish us with copies of all Section 16(a) reports that they file.

To the Company’s knowledge, based solely on the review of the copies of such reports furnished to the Company, all of the Company’s directors, officers and 10% stockholders have complied with the applicable Section 16(a) reporting requirements for the fiscal year ended June 30, 2008.

OLD BERLINER, INC.
INFORMATION REGARDING OLD BERLINER’S BUSINESS

Business Description

Old Berliner was incorporated in Delaware in 1995 under the name Berliner Communications, Inc.  Prior to Berliner Communication’s acquisition of substantially all of Old Berliner’s assets, Old Berliner initially provided wireless carriers with comprehensive real estate site acquisition, construction and zoning services, but over the course of the following years, its service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. With the consummation of Berliner Communications’ purchase of Old Berliner’s assets, BCI, as a wholly owned subsidiary of Berliner Communications, carried on the operations of Old Berliner. Since Old Berliner divested itself of its core assets in February 2005, it has not conducted any business operations, and its only significant assets are its shares of Berliner Communications common stock.

Market Price and Dividends

Old Berliner is a privately-held company. There is currently no public market for its securities.  No dividends are currently paid on Old Berliner’s securities.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of Old Berliner’s Common Stock as of December 1, 2008 by: (1) each person who is a beneficial owner of more than 5% of Old Berliner’s Common Stock, (2) each of Old Berliner’s directors, (3) each of Old Berliner’s Executive Officers, and (4) all of Old Berliner’s executive officers and directors as a group.  Unless otherwise indicated, the address of each listed stockholder is in care of us at 97 Linden Ave., Elmwood Park, New Jersey 07407.

		Common Stock
Holders		Number of Shares	Percentage
Rich B. Berliner	President and Director	12,089,812	57.4%
John X. Adiletta	Director	-	-
Mike Novak	Director	-	-
Nicholas Day	Secretary	49,320	*

Officers and Directors as a Group (Four persons)		12,139,132	57.6%

*  Represents less than one percent.

Securities Authorized For Issuance Under Equity Compensation Plans

Old Berliner has had no equity compensation plans in place since February 2005; however it did issue 49,320 shares of its common stock to Nicholas Day in July of 2008 in recognition of his service as Old Berliner's secretary.

Market For Common Equity And Related Stockholder Matters

Old Berliner is a private company and there is currently no public market for its securities.  As of December 18, 2008, there were 229 holders of Old Berliner common stock.  There are no outstanding options or warrants to acquire any shares of the capital stock of Old Berliner.  Old Berliner has not paid any dividends on its common stock in 2006, 2007, or during 2008.

COMPARISON OF RIGHTS OF HOLDERS OF OLD BERLINER COMMON STOCK
AND BERLINER COMMUNICATIONS COMMON STOCK

If the transactions as contemplated by the Agreement and Plan of Reorganization are completed, Old Berliner’s stockholders will, upon the distribution of the shares of Berliner Communications Common Stock, become stockholders of Berliner Communications, and their rights as stockholders will then be governed by Berliner Communications’ governing documents and the Delaware General Corporation Law (“DGCL”) rather than by Old Berliner’s governing documents. The following is a summary of the material differences between the rights of holders of Old Berliner common stock and holders of Berliner Communications common stock. The summary is not a complete statement of the provisions affecting, and the differences between, such rights. An indication that some of the differences in the rights are material does not mean that there are not other equally important differences.

The description of the rights of holders of Old Berliner’s common stock is qualified in its entirety by reference to the DGCL and Old Berliner’s certificate of incorporation and bylaws.  The description of the rights of holders of Berliner Communications’ common stock is qualified in its entirety by reference to the DGCL and Berliner Communications’ amended and restated certificate of incorporation and bylaws, which are filed as exhibits to its Annual Report on Form 10-K for the year ended June 30, 2005 filed with the SEC on September 29, 2005. We urge you to read these statutes and documents in their entirety.

Size of Board of Directors
Old Berliner	Berliner Communications

Old Berliner’s certificate of amendment of the certificate of incorporation provides that the total number of directors that may serve on the board of directors is three.
Berliner Communications’ amended and restated bylaws provide that the authorized number of directors that shall constitute the full board of directors shall be fixed from time to time by the board of directors. Berliner Communications’ board of directors currently consists of six members.

Cumulative Voting

Old Berliner	Berliner Communications

Old Berliner’s stockholders do not have cumulative voting rights in connection with the election of directors.	Berliner Communications’ stockholders do not have cumulative voting rights in connection with the election of directors.

Classification of Board of Directors

Old Berliner	Berliner Communications

Old Berliner’s bylaws do not divide the board of directors into different classes.
Berliner Communications’ amended and restated certificate of incorporation divides the board of directors into three classes, as nearly equal in number as the then-authorized number of directors constituting the board permits, with the term of office of one class expiring each year.

Removal of Directors

Old Berliner	Berliner Communications

Old Berliner’s bylaws provide that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

Berliner Communications’ amended and restated bylaws provide that the board of directors may, by majority vote of the directors then in office, remove a director for cause. The owners of a majority of the outstanding shares of capital stock may also remove any director for cause by vote at an annual meeting (or by consent of the stockholders in lieu of a meeting).

Filling of Vacancies on the Board of Directors

Old Berliner	Berliner Communications

Old Berliner’s bylaws provide that vacancies on the board of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.
Berliner Communications’ amended and restated certificate of incorporation provides that any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board.

Special Meetings of the Stockholders

Old Berliner	Berliner Communications

Old Berliner’s bylaws provide that special meetings of stockholders, for any purpose or purposes, may be called by the president and shall be called within twenty days by the president or secretary at the request in writing of a majority of the board or directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote.

Berliner Communications’ amended and restated certificate of incorporation provides that special meetings of stockholders, for any purpose or purposes, unless otherwise proscribed by statute, may be called by the chairman of the board or by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which Berliner Communications would have if there were no vacancies, and such special meeting may not be called by any other person or persons.

Advance Notice Provisions for Stockholder Meetings

Old Berliner	Berliner Communications

Old Berliner’s bylaws provide that written notice of the annual meeting or of a special meeting shall be given not less than ten nor more than 60 days before the date of the meeting.
Berliner Communications’ amended and restated bylaws provide that written or printed notice of the annual meeting or of special meetings of stockholders will be personally delivered or mailed to each stockholder entitled to vote, not less than ten nor more than 60 days before the date of the meeting.

Action by Written Consent of the Stockholders

Old Berliner	Berliner Communications

Old Berliner’s bylaws provide that any action which is required to be taken or which may be taken at any annual or special meeting of stockholders of Old Berliner, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares are entitled to vote thereon were present and voted.

Berliner Communication’s amended and restated bylaws provide that any action that may be taken at any annual or special meeting of the stockholders of Berliner Communications, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote thereon would be present and voted, provided that a consent must bear the date of each stockholder’s signature and no consent will be effective unless written consents received by a sufficient number of stockholders to take the contemplated action are delivered to Berliner Communications within 60 days of the date that the earliest consent is delivered to Berliner Communications.

Proxies

Old Berliner	Berliner Communications

Old Berliner’s bylaws provide that stockholders may vote by proxy. Under the DGCL, no proxy shall be voted on after 3 years from its date, unless the proxy provides for a longer period.
Berliner Communications’ amended and restated bylaws provide that stockholders may vote by written proxy dated not more than six months before the meeting named therein. Proxies shall be filed with the secretary of the meeting, or of any adjournment thereof, before being voted. Except as otherwise limited therein, proxies shall entitle the person named therein to vote at any meeting or adjournment of such meeting but shall not be valid after final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by any one of them unless at or prior to its exercise Berliner Communications receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a stockholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

Amendment of Certificate of Incorporation

Old Berliner	Berliner Communications

Under the DGCL, before Old Berliner has received any payment for any of its stock, it may amend its certificate of incorporation at any time or times, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of filing the amendment. Such amendments to Old Berliner’s certificate of incorporation shall be adopted by a majority of the board of directors.

Under the DGCL, before Berliner Communications has received any payment for any of its stock, it may amend its certificate of incorporation at any time or times, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of filing the amendment. Such amendments to Berliner Communications’ certificate of incorporation shall be adopted by a majority of the board of directors.

Amendment of Bylaws

Old Berliner	Berliner Communications

Old Berliner’s bylaws provide that such bylaws may be altered, amended or repealed, or new bylaws may be adopted by the stockholders, or by the board of directors, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting.

Berliner Communications’ amended and restated bylaws provide that such bylaws may be altered, amended or repealed or new bylaws may be adopted by a majority vote of the board of directors at any regular meeting of the board or at any special meeting of the board if notice of proposed alteration or repeal be contained in the notice of such special meeting.

Dividends

Old Berliner	Berliner Communications

Old Berliner’s bylaws provide that dividends upon the capital stock of Old Berliner, if any, may be declared by the board of directors at any regular or special meetings, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock.

Berliner Communications’ amended and restated certificate of incorporation provides that, subject to prior rights and preferences, if any, applicable to shares of preferred stock or any series thereof, holders of shares of common stock shall be entitled to receive such dividends (payable in cash, stock, or otherwise) when, if and as may declared thereon by the board of directors at any time and from time to time out of any funds of Berliner Communications.

Repurchase of Shares

Old Berliner	Berliner Communications

Under the DGCL, any stock of any class or series may be made subject to redemption by Old Berliner at its option or at the option of the holders of such stock or upon the happening of a specified event; provided however, that immediately following any such redemption Old Berliner shall have outstanding one or more shares of one or more classes or series of stock, which share, or shares together, shall have full voting powers.

Any stock which may be made redeemable under the DGCL may be redeemed for cash, property or rights, including securities of Old Berliner or another corporation, at such time or times, price or prices, or rate or rates, and with such adjustments, as shall be stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

Berliner Communications’ amended and restated certificate of incorporation provides that the authority of the board of directors with respect to each series of preferred stock shall include the authority to determine whether or not the shares of such series shall be redeemable or subject to repurchase at the option of Berliner Communications or the holder thereof or upon the happening of a specified event.

If such shares shall be redeemable, the board of directors shall also have the authority to determine the terms and conditions of such redemption, including but not limited to:

•      the date or dates upon or after which such shares shall be redeemable;

•      the amount per share which shall be payable upon such redemption; and

•      whether such amount shall be payable in cash, property, or rights, including securities of Berliner Communications or another corporation.

Appraisal Rights

Old Berliner	Berliner Communications

Under the DGCL, Old Berliner’s stockholders are entitled to exercise “appraisal rights” and to receive the faire value of their Old Berliner shares in the event of certain transactions such as mergers or consolidations.

Under the DGCL, Berliner Communications’ stockholders are entitled to exercise “appraisal rights” and to receive the faire value of their Berliner Communications shares in the event of certain transactions such as mergers or consolidations.

Indemnifications

Old Berliner	Berliner Communications

Old Berliner’s certificate of incorporation provides that Old Berliner shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of Old Berliner, or is or was serving at the request of Old Berliner as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Such person may be indemnified against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in the manner he reasonably believed to be in, or not opposed to, the best interests of Old Berliner, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Berliner Communications’ amended and restated certificate of incorporation provides that Berliner Communications shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action suit or proceeding, whether civil, criminal or investigative (a “proceeding”), by reason of the fact that he or a person for whom he is the legal representative is or was a director, officer, employee or agent of Berliner Communications.

Such person shall be indemnified and held harmless by Berliner Communications to the fullest extent permitted by the DGCL, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, special excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with a proceeding.

Limitations on Directors’ Liability / Fiduciary Duties of Directors

Old Berliner	Berliner Communications

Old Berliner’s certificate of incorporation provides that no director of Old Berliner shall be liable to Old Berliner or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•      for any breach of the director’s duty of loyalty to Old Berliner or its stockholders;

•      for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

Berliner Communications’ amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a director or former director of Berliner Communications shall not be liable to Berliner Communications or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•      for any breach of the director’s duty of loyalty to the Berliner Communications or its stockholders;

• under Section 174 of the DGCL; or • for any transaction from which the director derived an improper personal benefit.
•      for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•      under Section 174 of the DGCL; or

•      for any transaction from which the director derived an improper personal benefit.

Indemnity Insurance

Old Berliner	Berliner Communications

Old Berliner’s certificate of incorporation provides that Old Berliner shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Old Berliner, or is or was serving at the request of Old Berliner as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Such insurance may be against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not Old Berliner would have the power to indemnify such person against such liability under Old Berliner’s articles of incorporation.

Berliner Communications’ amended and restated bylaws provide that by action of its board of directors, Berliner Communications may purchase and maintain insurance, in such amounts and against such risks as the board of directors deems appropriate, on behalf of any person who is or was a director, advisory director, officer, employee or agent of Berliner Communications, or of any entity a majority of voting stock of which is owned by Berliner Communications, or who is or was serving at the request of Berliner Communications as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Such insurance may be against any liability asserted against such person and incurred by such person in such capacity, or arising out of the status as such, whether or not Berliner Communications would have the power or would be required to indemnify such person against such liability under Berliner Communications’ bylaws or amended and restated certificate of incorporation, or the DGCL.

Preemptive Rights

Old Berliner	Berliner Communications

Old Berliner’s stockholders do not have any preemptive rights to subscribe to an additional issue of stock of Old Berliner or to any security convertible into such stock.	Berliner Communications’ stockholders do not have any preemptive rights to subscribe to an additional issue of stock of Berliner Communications or to any security convertible into such stock.

Restrictions on Certain Business Combinations

Old Berliner	Berliner Communications

The DGCL provides that a corporation shall not engage in any business combination with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

The DGCL provides that a corporation shall not engage in any business combination with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

•      prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•      upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•      at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

•      prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•      upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•      at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Vote on Extraordinary Corporate Transactions

Old Berliner	Berliner Communications

The DGCL requires certain mergers and share exchanges to be approved by the holders of a majority of the outstanding shares entitled to vote thereon. The DGCL similarly requires that a sale of all or substantially all of the assets of a corporation be approved by the holders of a majority of the shares entitled to vote thereon.

The DGCL requires certain mergers and share exchanges to be approved by the holders of a majority of the outstanding shares entitled to vote thereon. The DGCL similarly requires that a sale of all or substantially all of the assets of a corporation be approved by the holders of a majority of the shares entitled to vote thereon.

Interested Party Transactions

Old Berliner	Berliner Communications

Pursuant to the DGCL, no contract or transaction between Old Berliner and:

•      one (1) or more of its directors or officers; or

•      any other corporation, partnership, association, or other organization in which one (1) or more of its directors or officers, are directors or officers, or have a financial interest;

Berliner Communications’ amended and restated bylaws provides that any contract or other transaction between Berliner Communications and:

•      one (1) or more of its directors, or

•      any firm of which one (1) or more of its directors are members or employees, or in which they are interested; or

shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the contract or transaction, or solely because any such director's or officer's votes are counted for such purpose, if:

•      the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

•      the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

•      the contract or transaction is fair as to Old Berliner as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

•      any corporation or association of which one or more of its directors are stockholders, members, directors, officers or employees, or in which they are interested;

shall be valid for all purposes, notwithstanding the presence of such director(s) at the meeting of the board of directors of Berliner Communications, which acts upon, or in reference to, such contract or transaction, and notwithstanding their participation in such action if:

•      the fact of such interest shall be disclosed or known to the board of directors; and

•      the board of directors shall, nevertheless, authorize, approve, and ratify such contract or transaction by a vote of a majority of the directors present.

Interested directors are to be counted in determining whether quorum is present, but not to be counted in calculating the majority of such quorum necessary to carry such vote.

Stockholder Suits

Old Berliner	Berliner Communications

The DGCL provides that when a stockholder shall pay any debt of a corporation for which such person is made liable by the provisions of Chapter 1 of the DGCL, such person may recover the amount so paid in an action against the corporation for money paid for its use, and in such action only the property of the corporation shall be liable to be taken, and not the property of any stockholder.

The DGCL provides that when a stockholder shall pay any debt of a corporation for which such person is made liable by the provisions of Chapter 1 of the DGCL, such person may recover the amount so paid in an action against the corporation for money paid for its use, and in such action only the property of the corporation shall be liable to be taken, and not the property of any stockholder.

Inspection of Books and Records

Old Berliner	Berliner Communications

Under the DGCL, any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from Old Berliner’s stock ledger, a list of its stockholders, and its other books and records.

 Berliner Communications’ amended and restated bylaws provide that the original or duplicate stock ledger of Berliner Communications containing the names and addresses of the stockholders and the number of shares held by them and the other books and records of Berliner Communications will, at all times during the usual hours of business, be available for inspection at its principal office, and any stockholder, upon compliance within the conditions set forth in and to the extent authorized by Section 220 of the DGCL, will have the right to inspect such books and records.

MARKET FOR COMMON STOCK

Berliner Communications common stock is currently quoted on the National Association of Securities Dealers-Over the Counter Bulletin Board.

On September 12, 2008, the last full trading day before the public announcement of the execution of the Agreement and Plan of Reorganization, the high and low sales prices per share for Berliner Communications, as reported on the Over the Counter Bulletin Board, were $1.16 and $1.16, respectively.  Because there is no established trading market for shares of any class of the capital stock of Old Berliner, information with respect to the market prices of Old Berliner common stock has been omitted.

You are advised to obtain current market quotations for Berliner Communications common stock.  The market for the common stock of Berliner Communications has experienced periods, including, without limitation, certain extended periods, of limited or sporadic quotations.  The value of the shares of Berliner Communications common stock that holders of shares of Old Berliner will receive in the liquidation of Old Berliner and in the distribution of its assets may increase or decrease.

Neither Berliner Communications nor Old Berliner has paid cash dividends on its common stock nor does either company anticipate doing so in the foreseeable future.

EXPERTS

The financial statements as of June 30, 2008 and 2007, for the years ended June 30, 2008 and 2007, included in this proxy statement/prospectus have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the shares of Berliner Communications common stock offered by this proxy statement/prospectus will be passed upon for Berliner Communications by Andrews Kurth LLP of Dallas, Texas.  Certain U.S. federal income tax considerations relating to the Agreement and Plan of Reorganization will be passed upon by Morse, Zelnick, Rose & Lander, LLP of New York, New York for the benefit of Berliner Communications and Old Berliner.

WHERE YOU CAN FIND MORE INFORMATION

Berliner Communications has filed a registration statement on Form S-4 with the SEC with respect to this distribution. This proxy statement/prospectus, which is part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this proxy statement/prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits and schedules attached to the registration statement for copies of the actual contract, agreement or other document.

Berliner Communications also files annual, quarterly and current reports, proxy statements and other documents with the SEC under the Exchange Act. You may read and copy any materials that we may file without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The other information we file with the SEC is not part of the registration statement of which this proxy statement/prospectus forms a part.

Old Berliner and Berliner Communications will provide you with copies of this information, without charge, excluding all exhibits, unless those exhibits are specifically incorporated by reference into this proxy statement/prospectus upon written or oral request. In order for you to receive timely delivery of the documents in advance of the special meetings, Berliner Communications should receive your request no later than [____________], 2009, which is five business days before the date of Old Berliner’s special meeting.

Requests for documents relating to Old Berliner should be directed to:

Old Berliner, Inc.
c/o Berliner Communications, Inc.
97 Linden Ave.
Elmwood Park, N.J.  07407
(201) 791-3200

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Berliner Communications, Inc.
Elmwood Park, New Jersey

We have audited the accompanying consolidated balance sheets of Berliner Communications, Inc. and Subsidiaries as of June 30, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended June 30, 2008 and 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Berliner Communications, Inc. and Subsidiaries at June 30, 2008 and 2007, and the results of their operations and cash flows for the years ended June 30, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP
Woodbridge, New Jersey
September 29, 2008

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
 (Amounts in thousands)

	June 30,
	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,173	$2,483
Accounts receivable, net of allowance for doubtful accounts of $830 and $261 at June 30, 2008 and 2007, respectively	31,189	22,911
Inventories	1,012	666
Deferred tax assets - current	536	336
Prepaid expenses and other current assets	762	771
	36,672	27,167
Property and equipment, net	2,924	2,569
Amortizable intangible assets, net	816	960
Goodwill	2,084	2,270
Deferred tax assets - long-term, net	505	911
Other assets	268	387
Total Assets	$43,269	$34,264

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$4,820	$7,399
Accrued liabilities	11,919	6,588
Accrued income taxes	1,849	326
Line of credit	217	5,537
Current portion of long-term debt	1,133	797
Current portion of capital lease obligations	118	52
	20,056	20,699
Long-term debt, net of current portion	467	5,765
Long-term capital lease obligations, net of current portion	305	199
Other long-term liabilities	104	694
Total liabilities	20,932	27,357

COMMITMENTS

STOCKHOLDERS' EQUITY
Common stock	1	-
Additional paid-in capital	22,630	15,655
Accumulated deficit	(294)	(8,748)
Total stockholders' equity	22,337	6,907
Total liabilities and stockholders' equity	$43,269	$34,264

The accompanying notes are an integral part of these financial statements

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	Year Ended June 30,
	2008	2007

Revenues	$128,372	$55,135
Costs of revenues	83,452	37,275
Gross margin	44,920	17,860
Selling, general and administrative expenses	25,703	14,614
Depreciation and amortization	1,190	484
Gain on sale of fixed assets	(11)	(5)
Income from operations	18,038	2,767

Other (income) expense
Interest expense	1,359	560
Amortization of deferred financing fees and accretion of debt discount	2,031	678
Financing fees	-	695
Interest income	(71)	(37)
Income in equity investments	-	(41)
Other income	(162)	(14)
Income before income taxes	14,881	926
Income tax (benefit) expense	6,427	(186)
Net income allocable to common shareholders	$8,454	$1,112

Net income per share:
Basic	$0.47	$0.07
Diluted	$0.31	$0.06

Weighted average number of shares outstanding:
Basic	17,918	17,035
Diluted	27,166	19,062

The accompanying notes are an integral part of these financial statements

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands except share and per share data)

	Preferred Stock		Common Stock
	2,000,000 shares authorized;		100,000,000 shares authorized		Additional		Total
	$0.00002 par value		$0.00002 par value		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance at June 30, 2006	-	$-	17,034,857	$-	$13,018	$(9,860)	$3,158

Exercise of stock options			46,929				-
Stock-based compensation expense					300		300
Value of warrants granted with debt					2,337		2,337
Net income						1,112	1,112
Balance at June 30, 2007	-	-	17,081,786	-	15,655	(8,748)	6,907

Stock-based compensation expense					181	-	181
Exercise of warrants			2,982,951	-	5	-	5
Exercise of stock options			126,875	-	69	-	69
Change in conversion price on convertible notes payable			-	-	720	-	720
Conversion of convertible debt		-	6,000,000	1	6,000	-	6,001
Net income			-	-	-	8,454	8,454
Balance at June 30, 2008	-	$-	26,191,612	$1	$22,630	$(294)	$22,337

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Amounts in thousands)

	Year Ended June 30,
	2008	2007
Cash flows from operating activities:
Net income	$8,454	$1,112
Adjustments to reconcile net income to net
cash (used in) provided by operating activities:
Depreciation and amortization	1,190	484
Amortization of deferred financing fees	591	189
Bad debt expense	569	140
Stock-based compensation	181	300
Gain on sale of fixed assets	(14)	(5)
Accretion of interest from warrants	1,372	509
Financing fees	26	695
Deferred tax assets, net	204	(1,247)
Changes in operating assets and liabilities:
Accounts receivable	(8,262)	(4,212)
Inventories	(308)	1,039
Prepaid expenses and other current assets	41	39
Other assets	119	20
Accounts payable	(2,578)	(974)
Accrued liabilities	4,837	649
Accrued income taxes	1,522	198
Net cash (used in)/provided by operating activities	7,944	(1,064)

Cash flows from investing activities:
Purchases of property and equipment	(956)	(519)
Proceeds from the sale of property and equipment	48	8
Acquisition of Digitcom	-	(2,000)
Acquisition of Radian	-	(3,630)
Acquisition of Comtech	(39)	(98)
Net cash used in investing activities	(947)	(6,239)

Cash flows from financing activities:
Proceeds from line of credit	120,453	23,843
Proceeds from long-term debt	-	6,000
Repayment of line of credit	(125,773)	(19,417)
Repayment of long-term debt	(972)	(529)
Repayment of capital leases	(90)	(41)
Proceeds from exercise of stock options	75	-
Debt issuance costs	-	(604)
Net cash (used in) provided by financing activities	(6,307)	9,252

Net increase in cash and cash equivalents	690	1,949
Cash and cash equivalents at beginning of period	2,483	534
Cash and cash equivalents at end of period	$3,173	$2,483

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended June 30,
	2008	2007

Supplemental cash flow information:
Interest paid	$1,310	$164
Income taxes paid	$5,492	$863
Non-cash investing and financing activities:
Assets purchased under capital leases	$262	$235
Purchase of vehicles financed with notes payable	$14	$21
Fair value of warrants issued with debt	$-	$2,336
Note payable issued in connection with the acquisition of Digitcom	$-	$1,750
Conversion of 7% Convertible Notes Payable	$6,000	$-

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

1.	Business

General

Berliner Communications, Inc. was originally incorporated in Delaware in 1987 as Adina, Inc. (“Adina”). Adina’s corporate existence was permitted to lapse in February of 1996 and in August of 1999 was reinstated as eVentures Group, Inc. (“eVentures”).  In December of 2000, eVentures changed its name to Novo Networks, Inc. (“Novo”).

On February 18, 2005, Novo entered into an asset purchase agreement with the former Berliner Communications, Inc., currently named Old Berliner, Inc. (“Old Berliner”) and BCI Communications, Inc. (“BCI”), a Delaware corporation and Novo’s wholly-owned subsidiary.  As part of this transaction, BCI acquired (the “Acquisition”) the operations and substantially all of the assets and liabilities of Old Berliner.  On September 16, 2005, Novo changed its name to Berliner Communications, Inc. (“Berliner”).  Berliner is now the public reporting entity, and all of our operations are run out of Berliner’s wholly-owned subsidiary, BCI.  Unless the context otherwise requires, references to “we”, “us”, “our” and “the Company” refer to Berliner and its consolidated subsidiary BCI.

Prior to the Acquisition, Old Berliner provided wireless carriers with comprehensive site acquisition, construction and zoning services.  Old Berliner was founded in 1995, and over the course of the following years, its service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services.  With the consummation of the Acquisition, BCI, as a wholly owned subsidiary of Berliner Communications, carried on the operations of Old Berliner.

On February 19, 2007, we acquired substantially all of the assets of Comtech Systems, Inc.

On February 28, 2007, BCI entered into an Asset Purchase Agreement (the “Digitcom Asset Purchase Agreement”) with Digital Communication Services, Inc. (“Digitcom”) and its affiliates for the purchase of certain of its assets in Arlington, Texas.  This acquisition expanded our presence in Texas and the Midwest markets.

On April 16, 2007, we entered into an Asset Purchase Agreement with Radian Communication Services, Inc. (“Radian”) to purchase certain of the U.S. assets and operations of Radian and assume certain liabilities of Radian.  This acquisition expanded our presence in the Los Angeles, California, Las Vegas, Nevada, and Seattle, Washington markets, and added offices in Salem, Oregon and Tempe, Arizona.

The results of these acquired businesses have been incorporated into our consolidated financial statements since the dates of acquisition.

2.	Summary of Significant Accounting Policies

Basis of Presentation, Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Major assets and liabilities that are subject to estimates include allowance for doubtful accounts, goodwill and other acquired intangible assets, deferred tax assets and certain accrued and contingent liabilities.  One of the more significant processes requiring estimates is percentage-of-completion.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

We recognize revenue and profit on our contracts as the work progresses using the percentage-of-completion method of accounting.  Under this method, contracts in progress are valued at cost plus accrued profits less earned revenue and progress payments on uncompleted projects.  This method relies on estimates of total expected contract revenue and costs.

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiary.  All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.  Cash and cash equivalents are stated at cost, which approximates fair value.  The Company’s cash and cash equivalents are invested in investment-grade, short-term investment instruments with high quality financial institutions.

Accounts Receivable, Allowance for Doubtful Accounts

Accounts receivable are customer obligations for services sold to such customers under normal trade terms.  The Company’s customers are primarily communications carriers, corporate and government customers, located primarily in the U.S.  The Company performs periodic credit evaluations of its customers’ financial condition.  The Company provides allowances for doubtful accounts.  Provisions for doubtful accounts are recorded in selling, general and administrative expenses.  The adequacy of the reserve is evaluated using several factors including length of time a receivable is past due, changes in the customer’s credit worthiness, customer’s payment history, the length of the customer’s relationship with the Company, current industry trends and the current economic climate.

Inventories

Inventories, which consist mainly of parts and raw materials, are stated at the lower of cost or market.  Cost is determined using the average cost method.

Prepaid Expenses and Other Assets

Prepaid expenses are recorded as assets and expensed in the period in which the related services are received. At June 30, 2008 and 2007, current prepaid expenses and other current assets totaled approximately $0.8 million and $0.8 million, respectively, and consisted mainly of insurance, deferred financing fees and rents.  Other non-current assets of approximately $0.3 million at June 30, 2008 and $0.4 million at June 30, 2007 are mainly deposits for our office and warehouse locations.

Property and Equipment

Property and equipment consist of automobiles and trucks, equipment, computer equipment and software, furniture and fixtures, buildings, land and leasehold improvements.  Each class of asset is recorded at cost and depreciated using the straight-line method over the estimated useful lives which range from a period of three to five years.  Leasehold improvements are amortized over the term of the lease or the estimated useful life, whichever is shorter.  Buildings are amortized over 27.5 years.  Maintenance and repairs are charged to expense as incurred.  Significant renewals and betterments are capitalized.  At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill and indefinite lived intangible assets are no longer amortized but are assessed for impairment on at least an annual basis.  SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

SFAS 142 requires that goodwill be tested at least annually, utilizing a two-step methodology.  The initial step requires the Company to determine the fair value of the business acquired (reporting unit) and compare it to the carrying value, including goodwill, of such business.  If the fair value exceeds its carrying value, no impairment loss is recognized.  However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the unit may be impaired.  The amount, if any, of the impairment is then measured in the second step, based on the excess, if any, of the reporting unit’s carrying value of goodwill over its implied value.

The Company determines the fair value of the business acquired (reporting units) for purposes of this test primarily using indications of value determined by the use of Guideline Public Company and Precedent Transactions Analyses.  The fair value of the Company’s reporting units derived using the aforementioned analyses exceeded the carrying values of the reporting units at January 31, 2008.  Accordingly, step two was unnecessary and no impairment charge was recognized in the consolidated statements of income for the year ended June 30, 2008.  On an ongoing basis, the Company expects to perform its annual impairment test at January 31 absent any interim impairment indicators.

Goodwill through the years ended June 30, 2008 and 2007 consisted of the following:

Beginning balance, July 1, 2006	$-

Comtech acquisition	31
Digitcom acquisition	1,840
Digitcom acquisition – purchase price adjustment	11
Radian acquisition	388
Ending balance June 30, 2007	2,270

Digitcom acquisition - purchase price adjustment	(225)
Comtech acquisition - additional payment	39
Ending balance June 30, 2008	$2,084

Revenue Recognition

Site acquisition and zoning services revenue is based upon output measures using contract milestones as the basis.  Revenue from infrastructure equipment construction and installation contracts, which are generally completed within 90 days, is recorded under the percentage-of-completion method based on the percentage that total direct costs incurred to date bear to estimated total costs at completion.  Losses are recognized when such losses become known.  All other revenue is recognized as work is performed.

Unbilled receivables represent revenue on uncompleted infrastructure equipment construction and installation contracts that are not yet billed or billable, pursuant to contract terms.  Deferred revenues principally represent the value of services to customers that have been billed as of the balance sheet date but for which the requisite services have not yet been rendered.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

Income Taxes

We account for income taxes under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases.  Deferred tax assets and liabilities are measured using applicable tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the Statement of Operations in the period that includes the enactment date.  A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

Stock-based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS 123R) which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on fair values.  SFAS 123R became effective for public companies at the beginning of the first interim or annual period beginning after December 15, 2005.  This required us to adopt SFAS 123R effective July 1, 2005.  We elected to adopt SFAS 123R using a modified prospective application, whereby the provisions of the statement are applied going forward only from the date of adoption to new (issued subsequent to July 1, 2005) stock option awards, and for the portion of any previously issued and outstanding stock option awards for which the requisite service is rendered after the date of adoption (all of our previously issued options had fully vested prior to July 1, 2005).

In addition, compensation expense must be recognized for any awards modified, repurchased, or cancelled after the date of adoption.  Under the modified prospective application, no restatement of previously issued results is required.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes Merton option pricing model.  Expected volatilities are based on the historical volatility of WPCS International, which is another company in our industry sector with similar revenue streams.  We use historical data to estimate an option’s expected life.  The risk free interest rate input is based on the market yield on United States Treasury securities at 5-year constant maturity in effect at the time of the grant.  Compensation costs, net of forfeitures, are recognized on a straight-line basis over the period between the grant and vesting dates.  The expected term represents the period that the Company’s stock-based awards are expected to be outstanding using the simplified method since the Company does not have sufficient historical exercise activity pursuant to Staff Accounting Bulletin (“SAB”) 107 and SAB 110.

The following weighted average assumptions used for purposes of determining the fair value were as follows:

	2008	2007
Expected Volatility	66% - 71%	70% - 78%
Expected dividend yield	0%	0%
Risk-free interest rate	2.58% - 4.97%	4.51% - 5.01%
Expected life	5 - 7.5 Years	5 Years

Earnings per Share

Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period.  Diluted earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares that would have been outstanding if the dilutive potential common shares had been issued.  The dilutive effect of the outstanding options and warrants are reflected in diluted earnings per share by application of the treasury stock method.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

The following table sets forth the computations of basic earnings per share and diluted earnings per share:

	Year Ended June 30,
	2008	2007

Basic earnings per share:
Numerator:
Net income allocable to common shareholders	$8,454	$1,112

Denominator:
Weighted average common shares outstanding	17,918	17,035

Net income per share - basic	$0.47	$0.07

	Year Ended June 30,
	2008	2007

Diluted earnings per share:
Numerator:
Net income allocable to common shareholders	$8,454	$1,112

Denominator:
Weighted average common shares outstanding	17,918	17,035
Effect of dilutive securities:
Stock options	563	528
Warrants	8,685	1,499
Weighted average common shares outstanding assuming dilution	27,166	19,062

Net income per share - diluted	$0.31	$0.06

Common share equivalents consist of stock options and warrants using the treasury stock method.  For the years ended June 30, 2008, and, 2007, 320,690 and 452,026 stock options, respectively and 0 and 5,454,545 shares convertible upon conversion of our 7% Notes, respectively, were excluded from the computation of diluted net income per share because the exercise price of these were greater than the average market price of the Company’s common stock during the period, and therefore the effect is antidilutive.

Fair Value of Financial Instruments

The Company’s consolidated balance sheets include the following financial instruments: short-term cash investments, trade accounts receivable and trade accounts payable.  The Company believes the carrying amounts in the financial statements approximates the fair value of these financial instruments due to the relatively short period of time between the origination of the instruments and their expected realization or the interest rates which approximate current market rates.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and accounts receivable.  The Company does not enter into financial instruments for trading or speculative purposes.

Reclassifications

Certain reclassifications have been reflected in the fiscal year 2007 consolidated financial statements to conform to the current year presentation.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS Statement No. 109, (“FIN 48”), which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.  FIN 48 is effective for fiscal years beginning after December 15, 2006.

We adopted FIN 48 on July 1, 2007.  On that date, we had no material uncertain tax positions.  The cumulative effect of applying this interpretation did not result in any adjustment to retained earnings as of July 1, 2007.  We recognize interest, if any, as interest expense, and penalties, if any, as a component of selling, general and administrative expense in our consolidated financial statements.  We file a consolidated U.S. federal income tax return as well as income tax returns for several state jurisdictions, of which New Jersey is the most significant.  We currently do not have any income tax returns which are under audit.  Income tax returns remain open for examination under U.S. and state statutes for years ended June 30, 2005 and thereafter.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157") which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements.  SFAS No. 157 is effective for financial statements issued for the fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  The Company has determined that the impact SFAS 157 will have on its consolidated financial statements upon adoption will not be material to the financial statements taken as a whole.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159").  This statement permits companies to choose to measure many financial assets and liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company has determined that the impact SFAS 159 will have on its consolidated financial statements upon adoption will not be material to the financial statements taken as a whole.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”).  This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary.  Upon its adoption, noncontrolling interests will be classified as equity in our consolidated balance sheets.  Income and comprehensive income attributed to noncontrolling interests will be included in our consolidated statements of operations and our consolidated statements of equity.  SFAS 160 is effective for fiscal years beginning after December 15, 2008.  This statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements which must be applied retrospectively for all periods presented.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised), Business Combinations (“SFAS 141R”).  This statement provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination.  The statement also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  Acquisition costs associated with the business combination will generally be expensed as incurred.  SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008.  Early adoption of this statement is not permitted.

In June 2008, the FASB ratified EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”).  EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions.  It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation.  EITF 07-5 is effective for fiscal years beginning after December 15, 2008.  The Company is currently assessing the impact, if any, on its consolidated financial position and results of operations.

3.	Accounts Receivable and Concentration of Credit Risk

Accounts receivable at June 30, 2008 and 2007 consist of the following:

	June 30,
	2008	2007
Accounts receivable	$23,870	$17,727
Unbilled receivables, net	8,149	5,445
	32,019	23,172
Allowance for doubtful accounts	(830)	(261)
Total	$31,189	$22,911

Unbilled receivables represent revenue on uncompleted infrastructure construction and technical services contracts that are not yet billed or billable, pursuant to contract terms.  Unbilled receivables are generally billed within three months subsequent to the provision of services.  Deferred revenue principally represents the value of services to customers that have been billed as of the balance sheet date but for which the requisite services have not yet been rendered.  Unbilled receivables and deferred revenue are reported net in accounts receivable.  The total value of deferred revenue was $0.8 million and $1.0 million at June 30, 2008 and 2007, respectively.

The allowance for doubtful accounts for the years ended June 30, 2008 and 2007 consisted of the following:

	Balance at		Recoveries/	Balance at
	Beginning	Charged to	Deductions/	End of
	of Period	Expense	Write-offs	Period
Allowance for doubtful accounts:
Year ended June 30, 2007	$180	140	(59)	$261
Year ended June 30, 2008	$261	569	-	$830

As of and for the year ended June 30, 2008, we derived 84% of our total revenues from our two largest customers, and those customers represented 62% of our accounts receivable.  During the year ended June 30, 2008, Sprint Nextel Corporation represented 77% and Metro PCS represented 7% of our total revenue.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

As of and for the year ended June 30, 2007, we derived 87% of our total revenues from our two largest customers, and those customers represented 77% of our accounts receivable.  During the year ended June 30, 2007, Sprint Nextel Corporation represented 80% and T-Mobile USA, Inc. represented 7% of our total revenue.

4.	Property and Equipment

Property and equipment at June 30, 2008 and 2007 consisted of the following:

	Year Ended June 30,
	2008	2007
Automobiles and trucks	$1,701	$1,559
Furniture and fixtures	454	427
Equipment	3,179	2,622
Computer equipment and software	392	143
Buildings	313	313
Leasehold improvements	244	118
	6,283	5,182
Less: Accumulated depreciation	(3,449)	(2,703)
	2,834	2,479
Land	90	90
	$2 ,924	$2 ,569

Depreciation on property and equipment for the years ended June 30, 2008 and 2007 was approximately $0.8 million and $0.4 million, respectively.

5.	Non-Current Assets

On February 28, 2007, BCI entered into the Digitcom Asset Purchase Agreement with Digitcom, a Texas corporation, J&J Leasing Partnership, a Texas general partnership (“J&J”), and the shareholders of Digitcom for the purchase of certain assets, excluding cash and receivables, of Digitcom and property of J&J.

The transaction was recorded as a purchase of a business that included real estate, vehicles, equipment and inventory.  The allocation of the purchase price was preliminary until such time as management was able to review all of the assets acquired and determine the appropriate allocation based upon independent appraisals.  We have concluded our review and have determined the final allocation of the purchase price.  The schedule below details the original allocation and the final allocation:

	Original	Final
Land and building	$402	$402
Vehicles and equipment	357	357
Inventory	325	325
Customer relationships	544	1,040
Covenants not to compete	523	253
Goodwill	1,840	1,614
	$3,991	$3,991

Non-current assets include amortizable intangible assets consisting of customer relationships and covenants not to compete.  These assets, together with goodwill, were the result of the allocation of the purchase price for the Digitcom and Radian acquisitions.  Amortization expense related to amortizable intangible assets was $0.4 million and $0.1 million for the year ended June 30, 2008 and 2007, respectively.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

Intangible assets subject to amortization are amortized based upon the assets’ estimated useful lives.  Customer relationships have estimated useful lives of 70 months and covenants not to compete have estimated useful lives of approximately 45 months.  We will continue to evaluate the estimated useful lives on an ongoing basis.

Scheduled amortization charges for the intangible assets, as of June 30, 2008 are as follows:

2009	$337
2010	253
2011	128
2012	77
2013	21
Total	$816

The following table summarizes the unaudited pro forma financial information for the years ended June 30, 2006 and 2007 assuming the Digitcom and Radian acquisitions had occurred on July 1, 2005.  The Digitcom fiscal year end was December 31.  The unaudited pro forma financial information uses data corresponding to Berliner’s reporting period.  This unaudited pro forma financial information does not represent what would have occurred if the transactions had taken place on July 1, 2005 and does not reflect our future combined results of operations or financial position.

	For the Years Ended June 30,
	2007	2006
	(Unaudited)
Sales	$78,144	$66,282
Net income (loss)	(821)	(17,261)
Net income per share:
basic and diluted	(0.05)	(1.27)

6.	Accrued Liabilities

Accrued liabilities at June 30, 2008 and 2007 consisted of the following:

	June 30,
	2008	2007
Employee compensation	$2,998	$874
Construction costs	8,107	5,018
Other	814	696
	$11,919	$6,588

Included in other accrued liabilities at June 30, 2007 was a potential liability of $0.6 million for state sales tax.  In May 2008, we paid $0.8 million to a state department of revenue as final settlement of an informal notice of assessment which was originally issued for $1.8 million.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

7.	Income Taxes

Income tax expense differed from amounts computed by applying the U.S. federal tax rate of 35% to pre-tax income as a result of the following:

	Year ended June 30,
	2008	2007
Tax expense at statutory rate of 35%	$5,109	$315
Decrease in valuation allowance against deferred tax assets	(2)	(738)
State and local income tax expense, net of income tax benefit	1,092	11
Meals and entertainment	64	24
Financing fees	8	236
Other (net)	156	(34)
	$6,427	$(186)

The following summarizes the (benefit) provision for income taxes:

	Year ended June 30,
	2008	2007
Current:
Federal	$4,825	$858
State and local	1,744	203
Total Current	6,569	1,061

Deferred:
Federal	(105)	(1,124)
State	(37)	(123)
Total Deferred	(142)	(1,247)

(Benefit) provision for income taxes	$6,427	$(186)

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at June 30, 2008 and 2007 are as follows:

	2008			2007
	Federal	State	Total
Deferred Tax Assets
Current:
Allowance for doubtful accounts	$255	$73	$328	$104
Allowance for obsolete inventory reserve	-	-	-	44
Accrued bonus	97	29	126	160
Accrued vacation	64	18	82	-
AMT carryforward	-	-	-	28
	416	120	536	336
Non-Current:
Stock-based compensation	140	41	181	152
NOL carryforward	878	642	1,520	1,594
Accrued sales tax	-	-	-	170
Accretion of debt discount	-	-	-	203
Customer list amortization	99	29	128	32
Covenant amortization	14	4	18	2
Amortization of warrants in deferred financing fees	77	22	99	-
	1,208	738	1,946	2,153
Total Deferred Tax Assets	1,624	858	2,482	2,489
Deferred Tax Liabilities
Long-Term
Goodwill amortization	54	11	65	18
Depreciation expense	136	40	176	21
Total Deferred Tax Liabilities	190	51	241	39
	1,434	807	2,241	2,450
Less: Valuation allowance	(508)	(692)	(1,200)	(1,203)
Net deferred tax assets	$926	$115	$1,041	$1,247

Deferred income taxes result from temporary differences in the financial reporting basis and tax basis of assets and liabilities.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not for some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Based on management’s assessment of certain state tax attributes, we have determined that it was more likely than not that amounts of approximately $1.2 million will not be realized.

We have net operating loss carryforwards for federal and state income tax purposes of approximately $1.2 million expiring in 2026 and approximately $6.1 million expiring between 2012 and 2014, respectively, which may be applied against future taxable income.  We can only utilize approximately $64 thousand per year of the federal carryforward due to limitations as a result of the Acquisition.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

8.	Revolving Credit Facility

Presidential Financial Corporation of Delaware Valley Facility

In September 2003, we entered into a revolving credit facility with Presidential Financial Corporation of Delaware Valley (the “Presidential Facility”).  On April 3, 2007, we amended the Presidential Facility to, among other things, increase the availability under the Presidential Facility to $8.0 million.  The Presidential Facility matured on April 3, 2008 and was extended on a month-to-month basis thereafter on the same terms and conditions, except for a .25% increase in monthly service fees.  In connection with BCI’s entry into the Revolving Credit and Security Agreement with PNC (as described below), on April 18, 2008, the Company retired the Presidential Facility and satisfied all sums due and payable thereunder.  There were no penalties associated with retiring the Presidential Facility prior to the end of the one-month term.

PNC Bank, National Association Facility

On April 17, 2008, our wholly owned subsidiary BCI Communications, Inc. (“BCI”), as borrower, became obligated under a Revolving Credit and Security Agreement (the “PNC Facility”) with PNC Bank, National Association (“PNC”) and such other lenders as may thereafter become a party to the PNC Facility (collectively, the “Lenders”).  Under the terms of the PNC Facility, BCI is entitled to request that the Lenders make revolving advances to BCI from time to time in an amount up to the lesser of (i) 85% of the value of certain receivables owned by BCI and approved by the Lenders as collateral or (ii) a total of $15.0 million.  Such revolving advances were used by BCI to repay existing indebtedness owed to Presidential, pay fees and expenses relating to entering into the PNC Facility and provide for BCI’s working capital needs and shall be used to assist in the acquisition of companies engaged in the same line of business as BCI.

Interest on the revolving advances shall accrue (a) for domestic rate loans, at a rate per annum equal to the higher of (i) the base commercial lending rate of PNC as publicly announced to be in effect from time to time, or (ii) the federal funds open rate plus 1/2 of 1%, and (b) for Eurodollar rate loans, at a rate per annum equal to (i) the rate at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market (as displayed by Bloomberg), divided by (ii) one minus the reserve percentage requirement as determined by the Board of Governors of the Federal Reserve System.  Such amounts are secured by a blanket security interest in favor of the Lenders that covers all of BCI’s receivables, equipment, general intangibles, inventory, investment property, certain real property, certain leasehold interests, all subsidiary stock, records and other property and proceeds of all of the foregoing.

The term of the PNC Facility is three years and shall terminate on April 17, 2011.  BCI may terminate the PNC Facility at any time upon sixty (60) days’ prior written notice and upon payment in full of the obligations owing under the PNC Facility or any related documents.  Upon such early termination by BCI, BCI shall pay the Lenders an early termination fee in an amount equal to (y) one half of one percent (0.50%) of $15.0 million if the early termination occurs on or before April 16, 2009, and (z) three eighths of one percent (0.375%) of $15.0 million if the early termination occurs on or after April 17, 2009 or on or before April 16, 2010.

In connection with the closing of the PNC Facility, Berliner Communications, Inc. became obligated under that certain Guaranty and Suretyship Agreement (the “Guaranty”), dated April 17, 2008, in favor of the Lenders, pursuant to which we unconditionally guaranteed and became surety for the prompt payment and performance of all loans, advances, debts, liabilities, obligations, covenants and duties owing by BCI to PNC as agent for the benefit of the Lenders, of any kind or nature, present or future, whether direct or indirect, absolute or contingent, joint or several, due or to become due, now existing or hereafter arising, to the Lenders by BCI.  In the event BCI is unable to pay any amounts owed to the Lenders, we would be liable, pursuant to the Guaranty, for such amounts upon the same terms and conditions as BCI would be liable.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

Along with the PNC Facility, BCI entered into a Revolving Credit Note (the “PNC Note”) with the Lenders, pursuant to which, BCI agreed to repay the Lenders the principal amount of $15.0 million or, if different from such amount, the unpaid balance of advances due and owing to PNC under the PNC Facility, plus interest on the principal amount from time to time outstanding until such principal amount is paid in full, at the applicable interest rates in accordance with the provisions of the PNC Facility.  The PNC Note is subject to mandatory prepayment upon default under the terms of the agreement and may be voluntarily prepaid, in whole or in part, on the terms and conditions set forth in the PNC Facility.  Upon the occurrence of an event of default due to bankruptcy or BCI’s inability to pay, the PNC Note shall immediately become due and payable, without notice.  Other uncured defaults under the PNC Facility or any related document shall cause the PNC Note to be declared immediately due and payable, without notice, in accordance with the terms of the PNC Facility.  Notwithstanding the foregoing, all outstanding principal and interest are due and payable on April 17, 2011.  The balance outstanding at June 30, 2008 was $0.2 million.

9.	Long-Term Debt

Long-term debt at June 30, 2008 and 2007 consisted of the following:

	June 30,
	2008	2007
7% Senior Subordinated Secured Convertible Notes due
December 29, 2008 in the original principal amount of
$6.0 million, convertible at $1.10 per share less
unamortized debt discount plus accreted interest	$-	$4,628
Note payable to J&J Leasing due February 2010, at Prime Rate	1,021	1,604
Notes payable to Aicco, Inc. related to annual insurance
premiums, payable in monthly installments of $64
thousand, interest at 6%, due December 2008	316	-
Loans payable to financing companies, payable in monthly
installments of $11 thousand, interest ranging from 0% to
12.8% annually, due August 2008 through June 2011	263	330
Capital Leases (Note 10)	423	251
	2,023	6,813
Less current portion	(1,251)	(849)
	$772	$5,964

Note Purchase Agreement

On December 29, 2006, we entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Sigma Opportunity Fund, LLC (“Sigma”) for the issuance and sale of a 7% Senior Subordinated Secured Convertible Note due on December 29, 2008, in the original principal amount of $3.0 million (the “Note”) convertible at $1.10 per share (subject to adjustment) and a warrant to purchase up to 1.5 million shares of our common stock with a strike price of $0.01 (the “Warrant”).

On February 2, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Pacific Asset Partners, LLC (“Pacific”) and Operis Partners I, LLC (“Operis”) and issued a second 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $1.0 million and a warrant to purchase up to 500,000 shares of our common stock (with a fair value of $0.4 million) to Pacific, and a third 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $0.5 million and a warrant to purchase up to 250,000 shares of our common stock (with a fair value of $0.2 million) to Operis, all on substantially the same terms as the Note and Warrant issued to Sigma.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

On February 15, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Sigma Berliner, LLC (“Sigma Berliner”) to issue a fourth 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $1.5 million (the “Sigma Berliner Note”) and a warrant to purchase up to 750,000 shares of our common stock (with a fair value of $0.6 million) to Sigma Berliner, also on substantially the same terms as the Note and Warrant issued to Sigma.

Pursuant to the Note Purchase Agreement, we agreed to register the shares of common stock issuable upon conversion of the Note and upon exercise of the Warrant and the Additional Warrants (collectively, the “Registrable Shares”) for resale under the Securities Act.  We agreed to file with the SEC a Registration Statement with respect to the Registrable Shares, which was filed with the SEC on March 19, 2007, and to cause the Registration Statement to become effective on or before June 15, 2007.

We were unable to have the Registration Statement declared effective by the Securities and Exchange Commission prior to June 15, 2007.  Therefore, pursuant to the Note Purchase Agreement, we became subject to liquidated damages equal to 2% of the aggregate purchase price paid by each purchaser for each of the first six months that we failed to meet the requirement.  On September 27, 2007, we signed a Waiver and Amendment to Note Purchase Agreement (the “Waiver”) with the noteholders to lower the conversion price of the Notes from $1.10 to $1.00 per share.  The reduction in the conversion price resulted in finance charges of $0.7 million, which was reflected in our balance sheet as other long-term liabilities and was subsequently reclassified as Additional paid-in capital.  Pursuant to the Waiver, we have agreed to continue to use our best efforts to register the shares underlying the Notes and the associated warrants, and to maintain the effectiveness of any registration statement we file with respect to these shares.

In connection with the Note Purchase Agreement, on February 8, 2007 we amended our certificate of incorporation to increase the number of shares of our authorized common stock from 20,000,000 shares to 100,000,000 shares.

In connection with the Sigma note, the Pacific note, the Operis note and the Sigma Berliner note, we recorded debt discounts equal to the fair value of the warrants associated with such notes as follows:

	Loan
	Face	Warrants	Debt
	Amount	Issued	Discount
Sigma note	$3,000	1,500,000	$753
Pacific note	1,000	500,000	376
Operis note	500	250,000	188
Sigma Berliner note	1,500	750,000	564
	$6,000	3,000,000	$1,881

We reduced the carrying value of these notes on the books accordingly with the corresponding entries to paid-in capital.  We have accreted these amounts over the lives of the notes, charging interest expense whereby the notes balances will equal the face amounts at December 29, 2008.

On June 25, 2008, the Noteholders converted the full principal amounts of the Notes into common stock of the Company at a conversion price of $1.00 per share.  The Company paid to each Noteholder cash payments representing interest payments the Noteholders would have received had they converted on the Notes’ maturity date, December 29, 2008.  Upon conversion, (a) Sigma received 3,000,000 shares of common stock and a cash payment of $0.2 million, (b) Operis received 500,000 shares of common stock and a cash payment of $0.1 million, (c) Pacific received 1,000,000 shares of common stock and a cash payment of $0.1 million, and (d) Sigma Berliner received 1,500,000 shares of common stock and a cash payment of $0.1 million.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

In connection with the conversion of the Notes, we charged the unamortized balance of deferred finance fees in the amount of $0.2 million and the unaccreted balance of the warrants issued in connection with the Notes in the amount of $0.5 million to amortization of deferred financing fees and accretion of debt discount.

10.	Capitalized Leases

We have entered into capital leases for certain automobiles and trucks.  As of June 30, 2008 and 2007, the total cost of the vehicles was approximately $0.7 million and $0.5 million, respectively, and the related accumulated depreciation was approximately $0.2 million and $0.2 million, respectively.

The following is a schedule of future minimum lease payments under capital leases as of June 30, 2008:

2009	$142
2010	132
2011	124
2012	82
Thereafter	4
484
Amounts representing interest	(61)
Future minimum lease payments	$423

11.	Commitments and Contingencies

Operating Leases

We lease office and warehouse space under various operating leases.  Rent expense for the years ended June 30, 2008 and 2007 was approximately $0.8 million and $0.8 million, respectively.

Minimum future amounts due under operating leases are as follows:

2009	$849
2010	1,218
2011	951
2012	831
2013	793
Thereafter	2,114
Total	$6,756

We have entered into a six year Lease Agreement for approximately 70,000 square feet of office and warehouse space in Fairlawn, New Jersey, which will commence upon the landlord meeting certain contingencies, including construction of new office facilities to our satisfaction.  While we do not know the commencement date at this time, our best estimate is that the lease will commence on January 1, 2009, and the above table includes rental payments for this location from that date going forward.

Legal Proceedings

We are involved in legal proceedings from time to time, none of which we believe, if decided adversely to us, would have a material adverse effect on our business, financial condition or results of operations.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

12.	Employee Benefit Plan

Berliner maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code.  Under the plans, employees may elect to defer a percentage of their salary, subject to defined limitations.  Berliner retains the right to provide for a discretionary matching contribution in addition to discretionary contributions based upon participants’ salaries.  We accrued for voluntary matching or discretionary contributions totaling $0.2 million and $52 thousand for the years ended June 30, 2008 and 2007, respectively.

13.	Related Party Transactions

Pursuant to the provisions of the Note Purchase Agreement described in Note 9, so long as the Note remains outstanding or Sigma beneficially owns at least 5% of our outstanding common stock, Sigma has the right to nominate one director to our Board of Directors.  On December 29, 2006, Sigma nominated, and our Board of Directors appointed, Thom Waye to serve as a member of our Board of Directors as a Class III director, with his term expiring at the 2008 annual meeting.  We are obligated to use our best efforts to cause Mr. Waye, as well as all reasonably suited future designees, to continue to serve on our Board of Directors.  During the year ended June 30, 2007, we paid or accrued Sigma Capital Advisors $0.1 million and issued warrants to them to purchase up to 175,000 shares of our common stock exercisable over a period of five years at an exercise price of $0.55 per share, which were valued at $55 thousand using the Black-Scholes Merton option pricing model using the following assumptions:

		Black-Scholes Merton Assumptions
			Expected	Risk-free
Warrants		Expected	Dividend	Interest	Expected
Issued	Value	Volatility	Yield	Rate	Life
150,000	42	62%	0%	4.70%	5 Years
25,000	13	72%	0%	4.76%	5 Years

We also paid Sigma $0.1 million for expenses associated with the Note through June 30, 2007 and $0.1 million in interest on the Note.  During the year ended June 30, 2008, we paid Sigma $0.4 million in interest on the Note.

On February 15, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Sigma Berliner, an affiliate of Sigma and Thom Waye, and issued a fourth 7% Senior Subordinated Secured Convertible Note due on December 29, 2008 in the original principal amount of $1.5 million and a warrant to purchase up to 750,000 shares of our common stock to Sigma Berliner, on substantially the same terms as the Note and Warrant issued to Sigma.  This transaction was the result of Sigma exercising a right that Sigma negotiated as part of the December 29, 2006 transaction, at a time at which it was not an affiliate of Berliner.  During the year ended June 30, 2008, we paid Sigma Berliner $0.2 million in interest on the Note.

14.	Stockholders’ Equity

Common and Preferred Stock

As of June 30, 2008, pursuant to the Amendment to our Amended and Restated Certificate of Incorporation dated February 8, 2007, we are authorized to issue 102,000,000 shares, consisting of (i) 100,000,000 shares of common stock, par value $0.00002 per share, and (ii) 2,000,000 shares of preferred stock, par value $0.00002 per share.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

Stock Options

At June 30, 2008, we sponsored two stock option plans, the 1999 Omnibus Securities Plan (the “1999 Plan”) and the 2001 Equity Incentive Plan (the “2001 Plan”), collectively (the “Plans”).  We have elected to account for those Plans under SFAS 123R.

The Plans provide for the grant of incentive stock options and non-qualified stock options.  The terms of the options are set by our Board of Directors.  The options expire no later than ten years after the date the stock option is granted.  The number of shares authorized for grants under the Plans is 15% of the total outstanding common stock as computed by the Company as fully diluted, provided that no more than 4 million options can be “incentive” stock options.  The 2001 Plan provides for the grant of a maximum of 40,000 incentive stock options that expire no later than ten years after the date the stock option is granted.

The following table represents stock options under our Plans as of June 30, 2008:

	2001 Plan		1999 Plan		Non-Plan
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance at June 30, 2006	17,724	$1,387.50	483,300	$22.53	18,704	$6,786.00
Options granted at fair value	-	-	1,091,526	0.84	-	-
Options exercised	-	-	(75,500)	0.40	-	-
Options cancelled	(833)	1,387.50	(91,275)	78.77	-	-
Outstanding at June 30, 2007	16,891	$1,387.50	1,408,051	$3.26	18,704	$6,786 .00
Exercisable at June 30, 2007	16,891	$1,387.50	501,426	$7.59	18,704	$6,786.00

Options granted at fair value	-	-	354,230	1.06	-	-
Options exercised	-	-	(126,875)	0.55	-	-
Options cancelled	-	-	(221,721)	0.59	-	-
Outstanding at June 30, 2008	16,891	$1,387.50	1,413,685	$3.37	18,704	$6,786.00
Exercisable at June 30, 2008	16,891	$1,387.50	782,072	$5.17	18,704	$6,786.00

The intrinsic values of options exercised, outstanding and exercisable as of and for the year ending June 30, 2008 were as follows:

Options exercised	$89,375
Options outstanding	$410,710
Options exercisable	$371,973

Stock-based compensation expense included in the consolidated statement of operations for the years ended June 30, 2008 and 2007 was approximately $0.2 million and $0.3 million, respectively.  As of June 30, 2008, there was approximately $0.4 million of total unrecognized stock-based compensation cost related to options granted under our Plans that will be recognized over four years.

At June 30, 2008, the range of exercise prices, weighted average exercise price and weighted average remaining contractual life for options outstanding were as follows:

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

				Options Outstanding and Exercisable
							Weighted
						Weighted	Average
				Number		Average	Remaining
				of		Exercise	Contractual
	Option Price Range			Shares	Exercisable	Price	Life
2001 Plan			$1,387.50	16,890	16,890	$1,387.50	2.53 Years
1999 Plan	$0.30	to	$0.81	673,000	618,950	$0.50	7.90 Years
	$1.01	to	$1.46	736,684	159,121	$1.22	8.82 Years
			$7.05	167	167	$7.05	6.05 Years
			$8.01	250	250	$8.01	5.67 Years
			$16.50	2,417	2,417	$16.50	2.03 Years
			$3,000.00	1,167	1,167	$3,000.00	1.27 Years
Non-Plan			$3,600.00	636	636	$3,600.00	1.69 Years
			$6,900.00	18,067	18,067	$6,900.00	1.76 Years

During the year ended June 30, 2008, we issued 354,230 options to 35 individuals with vesting as follows:

		Weighted
	Number	Average
Vesting Period	of Shares	Fair Value

25% per year after one year	316,730	$0.69
Immediate	37,500	0.57
	354,230	0.68

The value of this stock based on quoted market values at the time of grant was $0.4 million.

The following table summarizes information about unvested stock option transactions:

	2001 Plan	1999 Plan			Non-Plan
			Weighted	Weighted
			Average	Average
	Number	Number	Exercise	Fair	Number
	of Shares	of Shares	Price	Value	of Shares
Balance at June 30, 2006	-	271,125	$0.41	0.27	-
Options granted at fair value	-	1,091,526	0.84	0.58	-
Options vested	-	(420,401)	0.56	0.38	-
Options cancelled	-	(35,625)	0.44	0.29	-
Outstanding at June 30, 2007	-	906,625	0.86	0.59	-

Options granted at fair value	-	354,230	1.06	0.81	-
Options vested	-	(432,257)	0.76	0.55	-
Options cancelled	-	(196,985)	0.57	0.37	-
Outstanding at June 30, 2008	-	631,613	$1.14	$0.81	-

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

Stock Warrants

At June 30, 2008, we had issued warrants to purchase up to 1,203,572 shares of our common stock.  The following table summarizes those warrant grants:

	Number of	Grant	Strike
Issued to	Shares	Date	Price	Note
Punk, Ziegel & Company, L.P.	100,000	June 21, 2006	$1.00	A
Punk, Ziegel & Company, L.P.	214,286	December 29, 2006	0.70	A
Sigma Capital Advisors, LLC	150,000	December 29, 2006	0.55	B
Sigma Capital Advisors, LLC	25,000	February 15, 2007	0.55	A
Punk, Ziegel & Company, L.P.	214,286	February 15, 2007	0.70	B
Digital Communication Services, Inc.	500,000	February 28, 2007	0.73	C
	1,203,572

A –	Part of advisory services fee. We recorded stock-based compensation expense of $0.2 million related to these warrants.
B –	Warrants issued relating to the issuance of 7% Senior Subordinated Secured Convertible Notes. See Note 9.
C –
Warrants issued related to the acquisition of Digitcom.  On August 29, 2008, the warrant holder exercised 200,000 of these warrants, leaving 300,000 unexercised warrants as of the date of this prospectus.

During the year ended June 30, 2008, warrants to purchase 3,000,000 shares were exercised.  These warrants were issued relating to the issuance of 7% Senior Subordinated Secured Convertible Notes which were converted on June 25, 2008.  See Note 9.

15.	Selected Segment Financial Data

Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information established standards for reporting information about operating segments in annual financial statements of public business enterprises and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders.  Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker(s) of an enterprise.  We do not assign assets to our segments.

We have organized our company into two operating segments based upon the types of customers served, services provided and the economic characteristics of each segment.  Our operating segments are:

Infrastructure equipment construction and technical service: This segment includes radio frequency and network design and engineering, radio transmission base station modification, in-building network design, engineering and construction, project management, specialty communication services, configured solutions as well as design, installation and construction of wireless telecommunications system towers.

Site acquisition and zoning: Generally we act as an intermediary between telecommunications companies and owners of real estate and other facilities.  We identify appropriate properties, negotiate the transactions and handle the administrative details.

We evaluate the performance of our operating segments based on several factors, of which the primary financial measure is segment operating income.  Segment operating income is presented herein because our chief operating decision makers evaluate and measure each business unit’s performance based on its segment operating income.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2008
($ amount in thousands except for share and per share amounts)

	Years Ended June 30,
	2008			2007
	Infrastructure	Site		Infrastructure	Site
	Construction	Acquisition	Total	Construction	Acquisition	Total
Revenue	$98,563	$29,809	$128,372	$43,501	$11,634	$55,135
Cost of revenue	64,643	18,809	83,452	29,674	7,601	37,275
Gross margin	33,920	11,000	44,920	13,827	4,033	17,860
Selling, general and administrative expenses	20,885	4,818	25,703	11,964	2,650	14,614
Depreciation and amortization	914	276	1,190	382	102	484
Gain on sale of fixed assets	(8)	(3)	(11)	(4)	(1)	(5)
Operating income	$12,129	$5,909	$18,038	$1,485	$1,282	$2,767

16.	Subsequent Events

Settlement of Lawsuit

On May 7, 2007, we filed a complaint against one of our former customers in the United States District Court for the District of New Jersey, alleging, among other things, breach of partnership contract.  On September 19, 2008, we entered into a Settlement Agreement with the defendant which resulted in (i) a payment from defendant to us of $400,000 in exchange for our agreement to release them from all claims, and (ii) a payment from defendant of $200,000 related to disputed invoices that had been reserved for which were not related to the litigation.  After payment of legal fees, the litigation settlement amount will result in an increase of approximately $330,000 to our income before income taxes for the first quarter of fiscal 2009.

Reorganization

On September 15, 2008, we announced the approval by our Board of Directors of a plan of reorganization consisting of a one for one share exchange with Old Berliner, Inc. (“Old Berliner”), our largest shareholder.  The transaction, which is subject to the approval of the shareholders of Old Berliner, is designed to simplify our ownership structure, increase the number of shares in our “public float”, and improve liquidity for our shareholders.

Under the plan, Old Berliner would exchange approximately 13 million shares of our common stock for approximately 13 million newly issued, registered shares.  Old Berliner would then liquidate and distribute these shares to the shareholders of Old Berliner.  The Company will continue to have the same number of shares outstanding before and after the closing, expected to be early 2009.  Because of the large number of shareholders of Old Berliner, Inc. with no affiliation to the Company, the Company expects this transaction to increase its public float by approximately 3 million shares.

The reorganization remains subject to certain conditions set forth in the Agreement and Plan of Reorganization, dated September 9, 2008.  Under the agreement the Company will not assume any liabilities or obligations of Old Berliner.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

	September 30,	June 30,
	2008	2008
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,939	$3,173
Accounts receivable, net of allowance for doubtful accounts
of $595 and $830 at September 30, 2008 and June 30, 2008, respectively	22,213	31,189
Inventories	991	1,012
Deferred tax assets - current	446	536
Prepaid expenses and other current assets	497	762
	29,086	36,672
Property and equipment, net	2,659	2,924
Amortizable intangible assets, net	732	816
Goodwill	2,084	2,084
Deferred tax assets - long-term	294	505
Other assets	277	268
Total Assets	$35,132	$43,269

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$3,072	$4,820
Accrued liabilities	7,505	11,919
Accrued income taxes	20	1,849
Line of credit	301	217
Current portion of long-term debt	796	1,133
Current portion of capital lease obligations	113	118
	11,807	20,056
Long-term debt, net of current portion	321	467
Long-term capital lease obligations, net of current portion	275	305
Other long-term liabilities	123	104
Total liabilities	12,526	20,932

COMMITMENTS

STOCKHOLDERS' EQUITY
Common stock	1	1
Additional paid-in capital	22,813	22,630
Accumulated deficit	(208)	(294)
Total stockholders' equity	22,606	22,337
Total liabilities and stockholders' equity	$35,132	$43,269

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands, except per share data)

	Three Months Ended
	September 30,
	2008	2007

Revenues	$13,086	$23,142
Costs of revenues	7,475	16,625
Gross margin	5,611	6,517
Selling, general and administrative expenses	5,193	5,456
Depreciation and amortization	303	228
Loss on sale of fixed assets	-	8
Income from operations	115	825

Other (income) expense
Interest expense	60	350
Amortization of deferred financing fees and
accretion of debt discount	15	373
Financing fees	-	36
Interest income	(31)	(9)
Other income	(340)	(6)
Income before income taxes	411	81
Income tax expense	325	42
Net income	$86	$39

Net income per share:
Basic	$0.00	$0.00
Diluted	$0.00	$0.00

Weighted average number of shares outstanding:
Basic	26,263	17,082
Diluted	27,531	20,951

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Unaudited)
 (Amounts in thousands)

	Three Months Ended
	September 30,
	2008	2007

Cash flows from operating activities:
Net income	$86	$39
Adjustments to reconcile net income to net
cash (used in) provided by operating activities:
Depreciation and amortization	322	326
Amortization of deferred financing fees	15	-
Bad debt expense	-	30
Stock-based compensation	37	51
Loss on sale of fixed assets	-	8
Accretion of interest from warrants	-	275
Financing fees	-	26
Deferred tax assets, net	302	(175)
Changes in operating assets and liabilities:
Accounts receivable	9,653	(6,233)
Inventories	29	(177)
Prepaid expenses and other current assets	251	(130)
Other assets	(9)	102
Accounts payable	(1,747)	1,546
Accrued liabilities	(5,084)	4,413
Accrued income taxes	(1,829)	(186)
Net cash (used in) provided by operating activities	2,026	(85)

Cash flows from investing activities:
Purchases of property and equipment	(111)	(261)
Proceeds from the sale of property and equipment	2	12
Acquisition of Comtech	-	(39)
Net cash used in investing activities	(109)	(288)

Cash flows from financing activities:
Proceeds from line of credit	25,054	16,155
Repayment of line of credit	(24,970)	(18,003)
Repayment of long-term debt	(346)	(171)
Repayment of capital leases	(35)	(18)
Proceeds from exercise of stock options	146	-
Net cash used in financing activities	(151)	(2,037)

Net increase (decrease) in cash and cash equivalents	1,766	(2,410)
Cash and cash equivalents at beginning of period	3,173	2,483
Cash and cash equivalents at end of period	$4,939	$73

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Unaudited)
 (Amounts in thousands)

	Three Months Ended
	September 30,
	2008	2007

Supplemental cash flow information:
Interest paid	$60	$160
Income taxes paid	$1,850	$311
Non-cash investing and financing activities:
Assets purchased under capital leases	$-	$22

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Unaudited)
(Amounts in thousands except share and per share data)

	Common Stock
	100,000,000 shares authorized		Additional		Total
	$0.00002 par value		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at June 30, 2008	26,191,612	$1	$22,630	$(294)	$22,337

Stock-based compensation expense			37		37
Exercise of warrants	200,000	-	146	-	146
Net income				86	86
Balance at September 30, 2008	26,391,612	$1	$22,813	$(208)	$22,606

The accompanying notes are an integral part of these financial statements.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in thousands except for share and per share data)

1.	Business

Berliner Communications, Inc. was originally incorporated in Delaware in 1987 as Adina, Inc. (“Adina”). Adina’s corporate existence was permitted to lapse in February of 1996 and in August of 1999 was reinstated as eVentures Group, Inc. (“eVentures”).  In December of 2000, eVentures changed its name to Novo Networks, Inc. (“Novo”).

On February 18, 2005, Novo entered into an asset purchase agreement with the former Berliner Communications, Inc., currently named Old Berliner, Inc. (“Old Berliner”), and BCI Communications, Inc.(“BCI”), a Delaware corporation and our wholly-owned subsidiary.  As part of this transaction, BCI acquired (the “Acquisition”) the operations and substantially all of the assets and liabilities of Old Berliner. On September 16, 2005, Novo changed its name to Berliner Communications, Inc. (“Berliner”). Berliner is now the public reporting entity, and all of our operations are run out of Berliner’s wholly-owned subsidiary, BCI. Unless the context otherwise requires, references to “we”, “us”, “our” and “the Company” refer to Berliner and its consolidated subsidiary BCI.

Prior to the Acquisition, Old Berliner provided wireless carriers with comprehensive site acquisition, construction and zoning services. Old Berliner was founded in 1995, and over the course of the following years, its service offerings were expanded to include radio frequency and network design and engineering, infrastructure equipment construction and installation, radio transmission base station modification and project management services. With the consummation of the Acquisition, BCI, as a wholly owned subsidiary of Berliner Communications, carried on the operations of Old Berliner.

On February 19, 2007, we acquired substantially all of the assets of Comtech Systems, Inc.

On February 28, 2007, BCI entered into an Asset Purchase Agreement (the “Digitcom Asset Purchase Agreement”) with Digital Communication Services, Inc. (“Digitcom”) and its affiliates for the purchase of certain of its assets in Arlington, Texas. This acquisition expanded our presence in Texas and the Midwest markets.

On April 16, 2007, we entered into an Asset Purchase Agreement with Radian Communication Services, Inc. (“Radian”) to purchase certain of the U.S. assets and operations of Radian and assume certain liabilities of Radian.  This acquisition expanded our presence in the Los Angeles, California, Las Vegas, Nevada, and Seattle, Washington markets, and added offices in Salem, Oregon and Tempe, Arizona.

The results of these acquired businesses have been incorporated into our consolidated financial statements since the dates of acquisition.

The Company operates in two business segments: (1) infrastructure construction and technical services and (2) site acquisition and zoning.

2.	Basis of Presentation

The accompanying unaudited consolidated financial statements as of September 30, 2008, and for the three months ended September 30, 2008, and 2007, respectively, have been prepared by us pursuant to the interim financial statements rules and regulations of the United States Securities and Exchange Commission (“SEC”). In our opinion, the accompanying unaudited consolidated financial statements include all adjustments necessary to present fairly the results of our operations and cash flows at the dates and for the periods indicated.  The results of operations for the interim periods are not necessarily indicative of the results for the full fiscal year.  The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in thousands except for share and per share data)

3.	Accounting Policies

Basis of Presentation, Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Major assets and liabilities that are subject to estimates include allowance for doubtful accounts, goodwill and other acquired intangible assets, deferred tax assets and certain accrued and contingent liabilities. One of the more significant processes requiring estimates is percentage-of-completion of construction projects.

We recognize revenue and profit on our contracts as the work progresses using the percentage-of-completion method of accounting. Under this method, contracts in progress are valued at cost plus accrued profits less earned revenue and progress payments on uncompleted projects. This method relies on estimates of total expected contract revenue and costs.

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents are invested in investment-grade, short-term investment instruments with high quality financial institutions.

Accounts Receivable, Allowance for Doubtful Accounts

Accounts receivable are customer obligations for services sold to such customers under normal trade terms. The Company’s customers are primarily communications carriers, corporate and government customers, located primarily in the U.S. The Company performs periodic credit evaluations of its customers’ financial condition. The Company provides allowances for doubtful accounts. Provisions for doubtful accounts are recorded in selling, general and administrative expenses. The adequacy of the reserve is evaluated using several factors including length of time a receivable is past due, changes in the customer’s credit worthiness, customer’s payment history, the length of the customer’s relationship with the Company, current industry trends and the current economic climate.

Inventories

Inventories, which consist mainly of parts and raw materials, are stated at the lower of cost or market. Cost is determined using the average cost method.

Prepaid Expenses and Other Assets

Prepaid expenses are recorded as assets and expensed in the period in which the related services are received. At September 30, 2008 and June 30, 2008, current prepaid expenses and other current assets totaled approximately $0.5 million and $0.8 million, respectively, and consisted mainly of insurance, deferred financing fees and rents.  Other non-current assets of approximately $0.3 million at September 30, 2008 and $0.3 million at June 30, 2008 are mainly deposits for our office and warehouse locations.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in thousands except for share and per share data)

Property and Equipment

Property and equipment consist of automobiles and trucks, equipment, computer equipment and software, furniture and fixtures, buildings, land and leasehold improvements. Each class of asset is recorded at cost and depreciated using the straight-line method over their estimated useful lives which range from a period of three to five years. Leasehold improvements are amortized over the term of the lease or the estimated useful life, whichever is shorter. Buildings are amortized over 27.5 years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill and indefinite lived intangible assets are no longer amortized but are assessed for impairment on at least an annual basis. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

SFAS 142 requires that goodwill be tested at least annually, utilizing a two-step methodology. The initial step requires the Company to determine the fair value of the business acquired (reporting unit) and compare it to the carrying value, including goodwill, of such business. If the fair value exceeds its carrying value, no impairment loss is recognized. However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment is then measured in the second step, based on the excess, if any, of the reporting unit’s carrying value of goodwill over its implied value.

The Company determines the fair value of the business acquired (reporting units) for purposes of this test primarily using indications of value determined by the use of Guideline Public Company and Precedent Transactions Analyses. The fair value of the Company’s reporting units derived using the aforementioned analyses exceeded the carrying values of the reporting units at January 31, 2008. Accordingly, step two was unnecessary and no impairment charge was recognized in the consolidated statements of income for the three months ended September 30, 2008. On an ongoing basis, the Company expects to perform its annual impairment test at January 31 absent any interim impairment indicators.

Revenue Recognition

Site acquisition and zoning services revenue is based upon output measures using contract milestones as the basis. Revenue from infrastructure equipment construction and installation contracts, which are generally completed within 90 days, is recorded under the percentage-of-completion method based on the percentage that total direct costs incurred to date bear to estimated total costs at completion. Losses are recognized when such losses become known. All other revenue is recognized as work is performed.

Unbilled receivables represent revenue on uncompleted infrastructure equipment construction and installation contracts that are not yet billed or billable, pursuant to contract terms. Deferred revenues principally represent the value of services to customers that have been billed as of the balance sheet date but for which the requisite services have not yet been rendered.

Earnings Per Share

We calculate earnings per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share (“EPS”) (“SFAS 128”). SFAS 128 requires dual presentation of basic EPS and diluted EPS on the face of the income statement for all entities with complex capital structures.  Basic EPS is computed as net income  divided by the weighted average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and convertible debentures.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in thousands except for share and per share data)

The weighted average number of common shares utilized in the earnings per share computation for the three months ended September 30, 2008 and 2007 was 26,263,351 and 17,081,786 respectively.

The following table sets forth the computations of basic and diluted earnings per share:

	Three Months Ended September 30,
	2008	2007

Basic earnings per share:
Numerator:
Net income	$86	$39

Denominator:
Weighted average common shares outstanding	26,263	17,082

Net income per share - basic	$0.00	$0.00

Diluted earnings per share:
Numerator:
Net income	$86	$39

Denominator:
Weighted average common shares outstanding	26,263	17,082
Effect of dilutive securities:
Stock options	626	500
Warrants	642	3,369
Weighted average common shares outstanding assuming dilution	27,531	20,951

Net income per share - diluted	$0.00	$0.00

Common share equivalents consist of stock options and warrants (for which we used the treasury stock method) and convertible notes payable (for which we used the “if converted” method). For the three months ended September 30, 2008, 4,000 stock options were excluded from the computation of diluted net income per share because the exercise price of these was greater than the average market price of the Company’s common stock during the period and therefore the effect is antidilutive. For the three months ended September 30, 2007, 448,651 stock options and 6,000,000 shares convertible upon conversion of our 7% notes were excluded from the computation of diluted net income per share because, in the case of the stock options, the exercise price of these was greater than the average market price of the Company’s common stock during the period, and, in the case of the convertible notes, the incremental per share increase was greater than the basic earnings per share, and therefore the effect is antidilutive.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in thousands except for share and per share data)

Fair Value of Financial Instruments

The Company adopted SFAS No. 157, "Fair Value Measurements" (“SFAS 157”) for cash and cash equivalents effective January 1, 2008. This pronouncement defines fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost), which are each based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. SFAS 157 utilizes a fair value hierarchy that prioritizes inputs to fair value measurement techniques into three broad levels:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2:
Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company’s investment in overnight money market institutional funds, which amounted to $4.8 million at September 30, 2008, is included in cash and cash equivalents on the accompanying balance sheets and is classified as a Level 1 asset.

The Company’s consolidated balance sheets include the following financial instruments: short-term cash investments, trade accounts receivable and trade accounts payable. The Company believes the carrying amounts in the financial statements approximates the fair value of these financial instruments due to the relatively short period of time between the origination of the instruments and their expected realization or the interest rates which approximate current market rates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and accounts receivable. The Company does not enter into financial instruments for trading or speculative purposes.

Stock-based Compensation

We elected to adopt Statement of Financial Accounting Standard No. 123 (revised 2004), Share Based Payment (“SFAS 123R”) using a modified prospective application, whereby the provisions of the SFAS 123R applied going forward only from the date of adoption to new (issued subsequent to July 1, 2005) stock option awards, and for the portion of any previously issued and outstanding stock option awards for which the requisite service is rendered after the date of adoption. All of our previously issued options had fully vested prior to July 1, 2005.

Compensation expense must be recognized for any awards modified, repurchased or cancelled after the date of adoption. Under the modified prospective application, no restatement of previously issued results is required.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in thousands except for share and per share data)

We use the Black-Scholes Merton option-pricing model to measure fair value. This is the same method we used in prior years for disclosure purposes.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS 157 which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for financial statements issued for the fiscal years beginning after November 15, 2008, and interim periods within those fiscal years except as it relates to financial assets and liabilities, which we adopted effective January 1, 2008. The Company has determined that the impact of SFAS 157 will not have a material effect to the financial statements taken as a whole.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). This statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. We adopted SFAS 159 on July 1, 2008.  This adoption was not material to the financial statements taken as a whole.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, noncontrolling interests will be classified as equity in our consolidated balance sheets. Income and comprehensive income attributed to noncontrolling interests will be included in our consolidated statements of operations and our consolidated statements of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. This statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements which must be applied retrospectively for all periods presented.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised), Business Combinations (“SFAS 141R”). This statement provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. The statement also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008. Early adoption of this statement is not permitted.

In June 2008, the FASB ratified EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact, if any, on its consolidated financial position and results of operations.

4.	Accounts Receivable and Concentration of Credit Risk

Accounts receivable at September 30, 2008, and June 30, 2008, consist of the following:

	September 30,	June 30,
	2008	2008
Accounts receivable	$14,912	$23,870
Unbilled receivables, net	7,896	8,149
	22,808	32,019
Allowance for doubtful accounts	(595)	(830)
Total	$22,213	$31,189

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in thousands except for share and per share data)

Unbilled receivables principally represent the value of services rendered to customers not billed as of the balance sheet date.  Unbilled receivables are generally billed within three months subsequent to the provision of the services. Unbilled receivables include deferred revenue which represent amounts that have been billed to customers as of the balance sheet date but for which the requisite services have not yet been rendered. The total amount of deferred revenue included in unbilled receivables was $0.3 million and $0.8 million at September 30, 2008 and June 30, 2008, respectively.

For the three months ended September 30, 2008, we derived 65% of our total revenue from our four largest customers, and these customers represented 62% of our accounts receivable.  Of those customers, two of them individually represented greater than 6% of net revenue, one of them represented 19% of our net revenue, and one of them represented 34% of our net revenue for the period. For the three months ended September 30, 2007, we derived 86% of our total revenue from our two largest customers.  Of those customers, one of them represented 7% of net revenue for the period and one of them represented 79% of net revenue for the period.

5.	Inventories

Inventories totaled approximately $1.0 million and $1.0 million as of September 30, 2008, and June 30, 2008, respectively. Inventories, which consist mainly of parts and raw materials, are stated at the lower of cost or market. Cost is determined using the average cost method.

6.	Non-Current Assets

Non-current assets include amortizable intangible assets consisting of customer relationships and covenants not to compete. These assets, together with goodwill, were the result of the allocation of the purchase price for the Digitcom and Radian acquisitions. Amortization expense related to amortizable intangible assets was $0.1 million and $0.1 million for the three months ended September 30, 2008 and 2007, respectively.

Intangible assets subject to amortization are amortized based upon the assets’ estimated useful lives. Customer relationships have estimated useful lives of 70 months and covenants not to compete have estimated useful lives of approximately 45 months. We will continue to evaluate the estimated useful lives on an ongoing basis.

7.	Accrued Liabilities

Accrued liabilities at September 30, 2008, and June 30, 2008, consist of the following:

	September 30,	June 30,
	2008	2008
Employee compensation	$1,820	$2,998
Construction costs, net	4,790	8,107
Other	895	814
	$7,505	$11,919

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in thousands except for share and per share data)

Accrued construction costs are reported net of amounts deferred in the calculation of percentage of completion for our construction projects. The amount of deferred expense included in accrued construction costs was $0.5 million and $0.8 million at September 30, 2008 and June 30, 2008, respectively.

8.	Income Taxes

We adopted FIN 48 on July 1, 2007. We recognize interest, if any, as interest expense, and penalties, if any, as a component of selling, general and administrative expense in our consolidated financial statements. We file a consolidated U.S. federal income tax return as well as income tax returns for several state jurisdictions, of which New Jersey is the most significant. We currently do not have any income tax returns which are under audit. Income tax returns remain open for examination under U.S. and state statutes for years ended June 30, 2005 and thereafter.

We recorded income tax expense of $0.3 million and $42 thousand for the three months ended September 30, 2008 and 2007, respectively.  Included in the income tax expense for the first quarter of fiscal 2009 is approximately $0.2 million representing an adjustment to certain items previously considered deductible to our fiscal year end 2008 income tax expense. This amount was not material to either our income tax expense or net income for the fiscal year end 2008. This amount is reflected as a current tax expense for the three months ended September 30, 2008.

9.	Line of Credit

PNC Bank, National Association Facility

On April 17, 2008, our wholly owned subsidiary BCI Communications, Inc. (“BCI”), as borrower, became obligated under a Revolving Credit and Security Agreement (the “PNC Facility”) with PNC Bank, National Association (“PNC”) and such other lenders as may thereafter become a party to the PNC Facility (collectively, the “Lenders”).  Under the terms of the PNC Facility, BCI is entitled to request that the Lenders make revolving advances to BCI from time to time in an amount up to the lesser of (i) 85% of the value of certain receivables owned by BCI and approved by the Lenders as collateral or (ii) a total of $15.0 million.  Such revolving advances were used by BCI to repay existing indebtedness owed to Presidential, pay fees and expenses relating to entering into the PNC Facility and provide for BCI’s working capital needs and shall be used to assist in the acquisition of companies engaged in the same line of business as BCI.

Interest on the revolving advances shall accrue (a) for domestic rate loans, at a rate per annum equal to the higher of (i) the base commercial lending rate of PNC as publicly announced to be in effect from time to time, or (ii) the federal funds open rate plus 1/2 of 1%, and (b) for Eurodollar rate loans, at a rate per annum equal to (i) the rate at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market (as displayed by Bloomberg), divided by (ii) one minus the reserve percentage requirement as determined by the Board of Governors of the Federal Reserve System.  Such amounts are secured by a blanket security interest in favor of the Lenders that covers all of BCI’s receivables, equipment, general intangibles, inventory, investment property, certain real property, certain leasehold interests, all subsidiary stock, records and other property and proceeds of all of the foregoing.

The term of the PNC Facility is three years and shall terminate on April 17, 2011.  BCI may terminate the PNC Facility at any time upon sixty (60) days’ prior written notice and upon payment in full of the obligations owing under the PNC Facility or any related documents.  Upon such early termination by BCI, BCI shall pay the Lenders an early termination fee in an amount equal to (y) one half of one percent (0.50%) of $15.0 million if the early termination occurs on or before April 16, 2009, and (z) three eighths of one percent (0.375%) of $15.0 million if the early termination occurs on or after April 17, 2009 or on or before April 16, 2010.

In connection with the closing of the PNC Facility, Berliner Communications, Inc. became obligated under that certain Guaranty and Suretyship Agreement (the “Guaranty”), dated April 17, 2008, in favor of the Lenders, pursuant to which we unconditionally guaranteed and became surety for the prompt payment and performance of all loans, advances, debts, liabilities, obligations, covenants and duties owing by BCI to PNC as agent for the benefit of the Lenders, of any kind or nature, present or future, whether direct or indirect, absolute or contingent, joint or several, due or to become due, now existing or hereafter arising, to the Lenders by BCI.  In the event BCI is unable to pay any amounts owed to the Lenders, we would be liable, pursuant to the Guaranty, for such amounts upon the same terms and conditions as BCI would be liable.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in thousands except for share and per share data)

Along with the PNC Facility, BCI entered into a Revolving Credit Note (the “PNC Note”) with the Lenders, pursuant to which, BCI agreed to repay the Lenders the principal amount of $15.0 million or, if different from such amount, the unpaid balance of advances due and owing to PNC under the PNC Facility, plus interest on the principal amount from time to time outstanding until such principal amount is paid in full, at the applicable interest rates in accordance with the provisions of the PNC Facility.  The PNC Note is subject to mandatory prepayment upon default under the terms of the agreement and may be voluntarily prepaid, in whole or in part, on the terms and conditions set forth in the PNC Facility.  Upon the occurrence of an event of default due to bankruptcy or BCI’s inability to pay, the PNC Note shall immediately become due and payable, without notice.  Other uncured defaults under the PNC Facility or any related document shall cause the PNC Note to be declared immediately due and payable, without notice, in accordance with the terms of the PNC Facility.  Notwithstanding the foregoing, all outstanding principal and interest are due and payable on April 17, 2011.  The balance outstanding at September 30, 2008 and June 30, 2008 was $0.3 million and $0.2 million, respectively.

10.	Stock-Based Compensation

At September 30, 2008, we sponsored two stock option plans, the 1999 Omnibus Securities Plan (the “1999 Plan”) and the 2001 Equity Incentive Plan (the “2001 Plan”), collectively (the “Plans”). We have elected to account for those Plans under SFAS 123R.

The Plans provide for the grant of incentive stock options and non-qualified stock options. The terms of the options are set by our Board of Directors. The options expire no later than ten years after the date the stock option is granted. The number of shares authorized for grants under the Plans is 15% of the total outstanding common stock as computed by the Company as fully diluted, provided that no more than 4 million options can be “incentive” stock options. The 2001 Plan provides for the grant of a maximum of 40,000 incentive stock options that expire no later than ten years after the date the stock option is granted.

Our Board of Directors, in the case of executive officer and director grants, and the stock plan committee of our Board of Directors, in the case of other grants, is responsible for determining the type of award, when and to whom awards are granted, the number of shares and terms of the awards and the exercise price.  The options are exercisable for a period not to exceed ten years from the date of the grant, unless otherwise approved by the committee.  Vesting periods range from immediately vesting to vesting annually over four years.

Stock-based compensation expense of approximately $37 thousand and $51 thousand was recorded during the three months ended September 30, 2008, and 2007, respectively.  The fair value of each stock option grant is estimated on the grant date using the Black-Scholes Merton option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of between 64% and 65% (derived from peer company implied estimated volatility); expected term of 6.25 years (based on our best estimate since we do not have adequate historical data); and risk-free interest rate between 2.93% and 3.06% based on the yield at the time of grant of a U.S. Treasury security with an equivalent remaining term.

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in thousands except for share and per share data)

The following table summarizes share-based award activity under our stock option plans:

	2001 Plan		1999 Plan		Non-Plan
		Weighted		Weighted		Weighted
		Average	Number	Average	Number	Average
	Number	Exercise	of	Exercise	of	Exercise
	of Shares	Price	Shares	Price	Shares	Price
Balance at June 30, 2008	16,891	$1,387.50	1,413,685	$3.37	18,704	$6,786.00
Options granted at fair value		-	22,000	1.13	-	-
Options exercised		-	-	-	-	-
Options cancelled		-	(46,328)	1.03	-	-
Outstanding at September 30, 2008	16,891	$1,387.50	1,389,357	$3.41	18,704	$6,786.00
Exercisable at September 30, 2008	16,891	$1,387.50	782,119	$5.18	18,704	$6,786.00

Nonvested options activity:

	2001 Plan	1999 Plan			Non- Plan
			Weighted	Weighted
			Average	Average	Number
	Number	Number	Exercise	Fair	of
	of Shares	of Shares	Price	Value	Shares
Balance at June 30, 2008	-	631,613	$1.14	$0.81	-
Options granted at fair value	-	22,000	1.13	0.70	-
Options vested	-	(4,125)	1.02	0.65	-
Options cancelled	-	(42,250)	1.07	0.68	-
Outstanding at September 30, 2008	-	607,238	$1.14	$0.82	-

At September 30, 2008, the range of exercise prices, weighted average exercise price and weighted average remaining contractual life for options outstanding are as follows:

				Options Outstanding and Exercisable
							Weighted
						Weighted	Average
				Number		Average	Remaining
				of		Exercise	Contractual
	Option Price Range			Shares	Exercisable	Price	Life
2001 Plan			$1,387.50	16,890	16,890	$1,387.50	2.28 Years
1999 Plan	$0.30	to	$0.81	668,625	615,950	$0.50	7.65 Years
	$1.01	to	$1.46	716,732	162,169	$1.22	8.57 Years
			$7.05	167	167	$7.05	5.79 Years
			$8.01	250	250	$8.01	5.41 Years
			$16.50	2,417	2,417	$16.50	1.78 Years
			$3,000.00	1,167	1,167	$3,000.00	1.02 Years
Non-Plan			$3,600.00	636	636	$3,600.00	1.44 Years
			$6,900.00	18,067	18,067	$6,900.00	1.51 Years

BERLINER COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in thousands except for share and per share data)

11. Related Party Transactions

Pursuant to the provisions of the Note Purchase Agreement dated December 29, 2006 (the “Note Purchase Agreement”) between us and Sigma Opportunity Fund, LLC (“Sigma”), so long as Sigma beneficially owns at least 5% of our outstanding common stock, Sigma has the right to nominate one director to our Board of Directors. On December 29, 2006, Sigma nominated, and our Board of Directors appointed, Thom Waye to serve as a member of our Board of Directors as a Class III director, with his term expiring at the 2008 annual meeting. We are obligated to use our best efforts to cause Mr. Waye, as well as all reasonably suited future designees, to continue to serve on our Board of Directors. During the three months ended September 30, 2008 and 2007, we paid (or accrued to) Sigma $0 and $53 thousand, respectively, in interest on a note payable to Sigma. During the three months ended September 30, 2008 and 2007, we paid Mr. Waye $0 and $1 thousand, respectively, for his service as a director pursuant to our standard non-employee director compensation program.

On February 15, 2007, we entered into a Joinder Agreement to the Note Purchase Agreement with Sigma Berliner, LLC, (“Sigma Berliner”) an affiliate of Sigma and Thom Waye, and issued a note to Sigma Berliner in the principle amount of $1.5 million (the “Sigma Berliner Note”) and a warrant to purchase 750,000 shares of our common stock. This transaction was the result of Sigma exercising a right that Sigma negotiated as part of a December 29, 2006 transaction, at a time at which it was not an affiliate of Berliner. During the three months ended September 30, 2008 and 2007, we paid (or accrued to) Sigma Berliner $0 and $26 thousand, respectively, in interest on the Sigma Berliner Note.

12.  Legal Proceedings

We and our subsidiaries are involved in legal proceedings from time to time, none of which we believe, if decided adversely to us, would have a material adverse effect on our business, financial condition or results of operations.

13.  Segment Financial Data

We currently report our financial results on the basis of two reportable segments: (1) infrastructure construction and technical services and (2) site acquisition and zoning.  The segments are determined in accordance with how management views and evaluates our business based on the aggregation criteria as outlined in FASB Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  Operating income, as presented below, is defined as gross margin less selling, general and administrative expenses, depreciation and amortization, and loss on sale of fixed assets.  We do not identify or allocate assets, including capital expenditures, by operating segment.  Accordingly, assets are not reported by segment because the information is not available and is not reviewed in the evaluation of segment performance or in making decisions in the allocation of resources.   Selected segment financial information for the three months ended September 30, 2008, and 2007, is presented below:

	Three Months Ended September 30,
	2008			2007
	Infrastructure	Site		Infrastructure	Site
	Construction	Acquisition	Total	Construction	Acquisition	Total

Revenue	$11,716	$1,370	$13,086	$18,485	$4,657	$23,142
Cost of revenue	7,391	84	7,475	12,836	3,789	16,625
Gross margin	4,325	1,286	5,611	5,649	868	6,517
Selling, general and administrative expenses	4,721	472	5,193	4,496	960	5,456
Depreciation and amortization	272	31	303	182	46	228
Loss on sale of fixed assets	-	-	-	6	2	8
Operating income	$(668)	$783	$115	$965	$(140)	$825

ANNEX A

AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION (“Agreement”) dated as of September 9, 2008, by and between Old Berliner, Inc., a Delaware corporation (“OBI”), and Berliner Communications, Inc., a Delaware corporation (“BCI”).

WHEREAS, OBI wishes to transfer its business and substantially all of its assets to BCI solely in exchange for voting shares of BCI in a transaction intended to qualify as a “reorganization” within the meaning of Section 368(a)(l)(C) of the Internal Revenue Code of 1954, as amended (the “Code”), it being contemplated by BCI and OBI that OBI will thereafter, as an integral part of the transaction, distribute the shares of BCI received in the transaction to OBI’s stockholders in complete liquidation of OBI and dissolve; and BCI wishes to acquire the business and substantially all of the assets of OBI on the terms and conditions set out herein; and

WHEREAS, BCI desires to complete the transaction in order to facilitate OBI’s distribution of shares of common stock of BCI, par value $.00002 per share (“BCI Common Stock”) to OBI’s stockholders so that the outstanding shares of BCI Common Stock will be held by a significantly larger number of record stockholders, which will increase the “public float” of BCI Common Stock.

NOW, THEREFORE, BCI and OBI, agree as follows:

1.               Exchange of Assets.

1.01           Exchange of Assets.  On the terms and subject to the conditions set forth herein, at the Closing (as defined in Section 4.01), effective as of the Closing Date (as defined in Section 4.01), BCI shall acquire from OBI, and OBI shall assign, transfer, convey and deliver to BCI, all of OBI’s right, title and interest in and to all of the assets and properties of OBI including, without limitation, 13,104,644 shares of the Common Stock of BCI registered in the name of OBI (the “OBI Transferred Shares”) as the same shall exist on the Closing Date, except for the Excluded Assets as described in Section 1.02, all of such assets and properties being hereinafter collectively referred to as the “Transferred Assets,” which Transferred Assets constitute (and on the Closing Date will constitute) substantially all of the assets of OBI.

1.02.           Excluded Assets.  Notwithstanding anything to the contrary which may be contained herein, the Transferred Assets shall not include:

   (a)           cash in an amount equal to $400,000 less the amount of cash expended by OBI from and after the date hereof to and including the Closing Date for the expenses and costs incurred by OBI in connection with this Agreement and the transactions contemplated herein, including its liquidation and dissolution.

   (b)           OBI’s minutes of meetings of its board of directors and stockholders, tax records, stockholder records and share ledgers; and

   (c)           OBI’s rights under or pursuant to this Agreement.

1.03           Instruments of Transfer.  On the Closing Date, OBI shall deliver, or cause to be delivered, to BCI (a) duly executed instruments of transfer and assignment, including, without limitation, bills of sale and assignments and the certificate(s) representing the OBI Transferred Shares endorsed in blank, in form and substance reasonably satisfactory to BCI and its counsel, sufficient to vest in BCI valid title to all of OBI's right, title and interest in and to the Transferred Assets, free and clear of all mortgages, claims, liens, charges or encumbrances of any kind or nature whatsoever, and (b) a check in the amount of all cash and cash equivalents included in the Transferred Assets.

1.04           Assumption of Liabilities.  BCI does not and shall not assume any liabilities or obligations of OBI.

1.05.           Tax-Free Reorganization.  The transactions contemplated by this Agreement are intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(C) of the Code, all of the Issued Shares (as defined below) are intended to constitute consideration issued in connection with the reorganization, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of the regulations promulgated under Section 368 of the Code.  The parties hereto agree to prepare and file tax returns that are consistent with the intention of having the transactions contemplated by this Agreement constitute a reorganization within the meaning of Section 368 of the Code.

2.               Exchange Consideration.

2.01           Exchange Consideration.  In exchange for, and in consideration of, the assignment, conveyance and transfer of the Transferred Assets as provided herein, BCI shall convey and deliver to OBI at the Closing a certificate or certificates for 13,104,644 shares (as may be hereafter be adjusted as provided in Section 2.02 hereof) of the common stock, par value $.00002 per share, of BCI (the “Issued Shares”).

2.02           Adjustment of Number of Issued Shares.  If after the date of this Agreement and prior to the Closing Date, BCI shall (a) declare any dividend payable in shares of BCI Common Stock to its common stockholders of record prior to the Closing Date; or (b) split, combine, reclassify or make a similar change in the outstanding shares of BCI Common Stock, an equitable adjustment shall be made in the number of Issued Shares deliverable to OBI hereunder on the Closing Date under Section 2.01.

3.               Closing.

3.01           Closing.  The closing of the transactions to be effected hereunder (the “Closing”) shall be held at the offices of Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, New York, NY 10022 at 10:00 A.M. on the third business day after all of the conditions to Closing as set forth in Articles 7 and 8, shall have been satisfied, or at such other place or at such other time as BCI and OBI may mutually agree (the “Closing Date”).

4.               Representations and Warranties of OBI.  OBI represents and warrants to and agrees with BCI as follows:

4.01           Organization and Good Standing. OBI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  OBI has full corporate power and authority to conduct its business as now conducted and to own or lease and operate the assets and properties now owned or leased and operated by it.  OBI is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its properties requires such qualification.

4.02           Capitalization of OBI.  All of the outstanding shares of capital stock of OBI are owned beneficially and of record as set forth on Schedule 4.02 hereof.

4.03           Authority and Compliance.  OBI has full corporate power and authority to execute and deliver this Agreement. The consummation and performance by OBI of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate actions (except for the approval of the stockholders of OBI).  This Agreement has been duly and validly executed and delivered on behalf of OBI and constitutes a valid obligation of OBI, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by applicable insolvency, bankruptcy, reorganization or similar laws affecting the enforcement of creditors' rights generally and by general equity principles.  No consent, authorization or approval of, exemption by, or filing with, any domestic governmental or administrative authority, or any court, is required by OBI or any of its stockholders to be obtained or made in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

4.04           No Conflict.  The performance of this Agreement and the consummation of the transactions contemplated hereby will not result in a breach or violation of any of the terms or provisions of, or constitute a default under the articles of incorporation or by-laws of the OBI.

4.05           Title.  OBI has good and valid title to the Transferred Assets free and clear of all liens, security interest and other encumbrances of any kind or nature whatsoever.

5.               Representations and Warranties of BCI.  BCI hereby represents and warrants to OBI as follows:

5.01           Organization and Good Standing.  BCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as now conducted and to own or lease and operate the assets and properties now owned or leased and operated by it.

5.02           Authority and Compliance.  BCI has full corporate power and authority to execute and deliver this Agreement. The consummation and performance by BCI of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate and other proceedings. This Agreement has been duly and validly executed and delivered on behalf of BCI and constitutes a valid obligation of BCI, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by applicable insolvency, bankruptcy, reorganization or similar laws affecting the enforcement of creditors' rights generally and by general equity principles.  Except for filings and approvals under applicable federal and states securities laws, no consent, authorization or approval of, exemption by, or filing with, any domestic governmental or administrative authority, or any court, is required to be obtained or made by BCI in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

5.03           No Conflict.  The performance of this Agreement and the consummation of the transactions herein contemplated will not result in a breach or violation of any of the terms or provisions of, or constitute a default under (i) any contract or other agreement or instrument to which BCI is a party or by which BCI or any of its properties or assets is bound; (ii) the certificate of incorporation or by-laws of BCI; or (iii) any law, order, rule, regulation, writ, injunction or decree applicable to BCI.

5.04           SEC Filings.  BCI has delivered to OBI (i) its annual report on Form 10-K with respect to the fiscal year ended June 30, 2007 and (ii) its quarterly report on Form 10-Q with respect to the quarter ended March 31, 2008 (the “SEC Filings’”).  The SEC Filings are true, complete and correct in all material respects.  The financial statements contained in the SEC Filings are true, complete and correct and fairly present in all material respects the financial position of the BCI as of the respective dates thereof and the results of operations for the periods then ended and have been prepared in conformity with GAAP applied on a basis consistent with prior periods.  None of the SEC Filings, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein in order to make the statements therein in light of the circumstances under which they were made not misleading

5.05           Issuance of Shares.  The Issued Shares will be validly issued, fully paid and non-assessable, and free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of stockholders of BCI and will not impose personal liability upon the holder thereof.

6.               Covenants.

6.01.          Registration Statement.

   (a)           BCI will prepare a Registration Statement on Form S-4 and file the same with the Securities and Exchange Commission (“SEC”) to register the issuance of the Issued Shares to OBI and the subsequent distribution of the Issued Shares by OBI to its stockholders in connection with the subsequent liquidation of OBI (the “Registration Statement”).  BCI will file the Registration Statement with the SEC as soon as reasonably practicable after the filing by BCI of its Form 10-K for the year ended June 30, 2008.  BCI will use its reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof.

   (b)           OBI hereby agrees that the taking of the action by BCI set forth in Section 6.01(a) will be in full satisfaction of BCI’s obligations to OBI pursuant to Section 8.1(d) of the Asset Purchase Agreement dated as of February 18, 2005 by and among Novo Networks, Inc. (now known as BCI), Berliner Communications, Inc. (now known as OBI) and certain other parties.

6.02           Proxy Materials. As soon as is reasonably practicable after the Registration Statement has been declared effective, OBI will call a meeting of its stockholders to approve the transactions contemplated by this Agreement.  The notice of the meeting sent to such stockholders will include the Prospectus which is a part of the Registration Statement.

6.03           Liquidation.  From and after the Closing Date, OBI will not engage in any business, and will promptly liquidate and dissolve as a corporation and will distribute the Issued Shares received pursuant to Section 2 hereof to its stockholders in complete cancellation of their shares of OBI capital stock, except that OBI shall not distribute any fractional interests in shares of BCI common stock but shall arrange for the sale for the account of its stockholders of a sufficient number of shares of BCI common stock to enable it to distribute cash in lieu of any fractional interests to which its stockholders would otherwise be entitled.

6.04           Conduct of OBI Until Closing Date.  From and after the date hereof until the Closing Date OBI shall:

(a)           operate its business only in the usual, regular and ordinary manner.
(b)           not sell, transfer or otherwise dispose of any of the OBI Transferred Shares; and
(c)           maintain its books and records in the usual, regular and ordinary manner on a basis consistent with prior periods.

6.05           Access.  OBI shall afford BCI and its representatives free and full access during regular business hours to all of the books and record of OBI.

7.               Conditions Precedent to the Obligations of BCI.  The obligations of BCI pursuant to this Agreement are subject to the satisfaction at the Closing of each of the following conditions; provided, however, that BCI may, in its sole discretion, waive any of such conditions and proceed with the transactions contemplated hereby.

7.01           Accuracy of Representations and Warranties.  The representations and warranties of OBI contained in this Agreement or any other document delivered to BCI at the Closing in connection with this Agreement shall be true in all material respects on and as of the Closing Date, as if made on and as of the Closing Date.

7.02           Performance of Agreements.  OBI shall have performed and complied with all covenants, obligations and agreements to be performed or complied with by it on or before the Closing Date pursuant to this Agreement.

7.03            Litigation. Etc.  No claim, action, suit, proceeding, arbitration, hearing or notice of hearing shall be pending (and no action or investigation by any governmental authority shall be threatened) which seeks to enjoin or prevent the consummation of the transactions contemplated by this Agreement.

7.04           Officer's Certificate.  BCI shall have received a certificate of an officer of OBI, dated the Closing Date, certifying as to the fulfillment of the conditions set forth in Sections 7.01, 7.02 and 7.03 hereof.

7.05           Actions, Proceedings, Etc.  All actions, proceedings, instruments and documents required to carry out the transactions contemplated by this Agreement and all other related legal matters shall have been taken, prepared and completed in a manner reasonably satisfactory to BCI and its counsel; and BCI shall have been furnished with such other instruments and documents as it shall have reasonably requested.

7.06           Stockholder Approval.  The stockholders of OBI shall have approved the transactions contemplated by the Agreement in accordance with the provisions of the Delaware General Corporation Law.

8.               Conditions Precedent to the Obligations of the OBI.  The obligations of OBI under this Agreement are subject to the satisfaction at the Closing of the following conditions; provided, however, that OBI may, in its sole discretion, waive any of such conditions and proceed with the transactions contemplated hereby.

8.01           Accuracy of Representations and Warranties.  The representations and warranties of BCI contained in this Agreement or any other document delivered by BCI to OBI at the Closing in connection with this Agreement shall be true in all material respects on and as of the Closing Date, as if made on and as of the Closing Date.

8.02           Performance of Agreements.  BCI shall have performed and complied with all covenants, obligations and agreements to be performed or complied with by it on or before the Closing Date pursuant to this Agreement.

8.03           Litigation. Etc.  No claim, action, suit, proceeding, arbitration, hearing or notice of hearing shall be pending (and no action or investigation by any governmental authority shall be threatened) which seeks to enjoin or prevent the consummation of the transactions contemplated by this Agreement.

8.04           Officer’s Certificate.  OBI shall have received a certificate of an officer of BCI, dated the Closing Date, certifying as to the fulfillment of the conditions set forth in Sections 8.01, 8.02 and 8.03 hereof.

8.05           Actions, Proceedings, Etc.  All actions, proceedings, instruments and documents required to carry out the transactions contemplated by this Agreement and all other related legal matters shall have been taken, prepared and completed in a manner reasonably satisfactory to OBI and its counsel; and OBI shall have been furnished with such other instruments and documents as they shall have reasonably requested.

8.06           Stockholder Approval.  The stockholders of OBI shall have approved the transactions contemplated by the Agreement in accordance with the provisions of the Delaware General Corporation Law.

9.                Indemnification.

9.01           Indemnification by BCI.  BCI hereby covenants and agrees with OBI that it shall reimburse and indemnify OBI and their successors and assigns (individually an “Indemnified Party”) and hold them harmless from, against and in respect of any and all costs, losses, claims, liabilities, fines, penalties, damages and expenses (including interest which may be imposed in connection therewith and court costs and reasonable fees and disbursements of counsel) incurred by any of them due to, arising out of, or in connection with  a breach of any of the representations, warranties, covenants or agreements made by BCI in this Agreement (a “Claim”).

9.02           Indemnification by OBI.  OBI hereby covenants and agrees with BCI that it shall reimburse and indemnify BCI and its successors and assigns (also individually an “Indemnified Party”) and hold them harmless from, against and in respect of any and all costs, losses, claims, liabilities, fines, penalties, damages and expenses (including interest which may be imposed in connection therewith and court costs and reasonable fees and disbursements of counsel) incurred by any of them due to, arising out of, or in connection with a breach of any of the representations, warranties, covenants or agreements made by OBI in this Agreement (also a “Claim”).

9.03           Right to Defend. etc.  If the facts giving rise to any such indemnification shall involve any actual Claim or demand by any third party against an Indemnified Party, the indemnifying party shall be entitled to notice of and entitled to defend or prosecute such Claim at its expense and through counsel of its own choosing if it advises the Indemnified Party in writing of its intention to do so within thirty (30) days after notice of such Claim has been given to the indemnifying party (without prejudice to the right of any Indemnified Party to participate at its expense through counsel of its own choosing). Such Indemnified Party shall cooperate in the defense and/or settlement of such Claim, but shall be entitled to be reimbursed for all costs and expenses incurred by it in connection therewith. No settlement of any Claim may be made without the consent of the indemnifying party, which consent may not be unreasonably withheld; provided, however, that if such indemnifying party has been offered the opportunity to defend such Claim and has elected not to do so then settlement may be made without the consent of the indemnifying party.

10.             General Provisions.

10.01         Survival of Representations, Warranties, Covenants, and Agreements.  The representations, warranties, covenants and agreements contained in this Agreement shall survive the execution of this Agreement and the closing of the transactions contemplated hereby.

10.02         Expenses.  Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

10.03         Notices.  All notices, requests, demands and other communications which are required to be or may be given under this Agreement to any party to any of the other parties shall be in writing and shall be deemed to have been duly given when (a) delivered in person, the day following dispatch by an overnight courier service (such as Federal Express or UPS, etc.) or (c) five (5) days after dispatch by certified or registered first class mail, postage prepaid, return receipt requested, to the party to whom the same is so given or made

If to OBI addressed to:	Old Berliner, Inc.
c/o Rich B. Berliner, Chief Executive Officer
97 Linden Avenue
Elmwood Park, NJ 07407

with a copy to:	Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue
New York, NY 10022
Attn: George Lander, Esq.

If to BCI addressed to:	Berliner Communications, Inc.
97 Linden Avenue
Elmwood Park, NJ 07407
Attn: Nicholas Day, General Counsel

with a copy to:	Andrews & Kurth LLP
1717 Main Street
Dallas, Texas 75201
Attn: Quentin Faust, Esq.

10.04         Assignability and Amendments.  This Agreement shall not be assignable by any of the parties hereto. This Agreement cannot be altered or otherwise amended except pursuant to an instrument in writing signed by each of the parties.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and assigns.

10.05         Entire Agreement.  This Agreement and the other writings and agreements specifically identified herein contain the entire agreement between the parties with respect to the transactions contemplated herein and supersede all previous written or oral negotiations, commitments and understandings.

10.06         Waivers, Remedies.  Any condition to the performance of any party hereto which legally may be waived on or prior to the Closing Date may be waived by the party entitled to the benefit thereof. Any waiver must be in writing and signed by the party to be bound thereby. A waiver of any of the terms or conditions of this Agreement shall not in any way affect, limit or waive a party's rights under any other term or condition of this Agreement. All remedies under this Agreement shall be cumulative and not alternative.

10.07         Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

10.08         Headings.  All headings (including, without limitation, Article headings and Section titles) are inserted for convenience of reference only and shall not affect the meaning or interpretation of any such provisions or of this Agreement, taken as an entirety.

10.09         Severability.  If and to the extent that any court of competent jurisdiction holds any provision (or any part thereof) of this Agreement to be invalid or unenforceable, such holding shall in no way affect the validity of the remainder of this Agreement.

10.10         No Third Party Beneficiaries.  Nothing contained in this Agreement shall be deemed to confer rights on any Person or to indicate that this Agreement has been entered into for the benefit of any Person, other than the parties hereto.

10.11         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of laws provisions.

10.12         Construction.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption of burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

10.12         Further Assurances.  At any time after the Closing Date, each party shall upon request of another party, execute, acknowledge and deliver all such further and other assurances and documents, and will take such action consistent with the terms of this Agreement, as may be reasonably requested to carry out the transactions contemplated herein and to permit each party to enjoy its rights and benefits hereunder.

11.              Termination.

11.01         Termination.   This Agreement may be terminated (notwithstanding approval of the stockholders of OBI:

(a)           by the mutual consent in writing of the Boards of Directors of OBI and BCI; or

(b)           if the Closing Date has not occurred by June 30, 2009, at any time thereafter by either BCI or OBI, upon ten days prior written notice to the non-terminating party.

11.02         Effect of Termination.  In the event of a termination of this Agreement pursuant to Section 11.01 hereof, each party shall pay the costs and expenses incurred by it in connection with this Agreement and no party (or any of its officers, directors and stockholders) shall be liable to any other party on account of such termination.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

Attest:	OLD BERLINER, INC.

/s/ Nicholas Day	By:	/s/ Rich B. Berliner

Nicholas Day, Secretary	Rich B. Berliner, CEO & President

Attest:	BERLINER COMMUNICATIONS, INC.

/s/ Raymond A. Cardonne, Jr.	By:	/s/ Rich B. Berliner

Raymond A. Cardonne, Jr.,	Rich B. Berliner, CEO & President

Treasurer

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.   Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law (the “DGCL”) allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of the DGCL or obtained an improper personal benefit.

Our Certificate of Incorporation (the “Charter”) specifically limits each director’s personal liability, as permitted by Section 102 of the DGCL, and provides that if it is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees, but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification will be made in the event of any adjudication of liability on the part of a person to the corporation, unless a court believes that in view of all the circumstances indemnification should apply. Our Charter provides for indemnification of our directors, officers, employees and agents to the fullest extent permitted by the DGCL.

Our bylaws also provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL against all expenses, liability and loss (including attorneys’ fees judgments, fines, special excise taxes or penalties on amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, including the right to require advancement by us of attorneys’ fees and other expenses incurred in defending any such proceeding in advance of its final disposition, provided that we receive an undertaking from such person to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified. We have entered into agreements with certain of our directors and executive officers that provide for indemnification of such persons, and we maintain a directors’ and executive officers’ liability insurance policy as permitted by our Charter and Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.   Exhibits and Financial Statement Schedules

(a) Exhibits

		Incorporated by Reference
Exhibit Number	Description	Form	Date	Number	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation of eVentures Group, Inc.	10-K	9/27/2005	3.1

3.2	Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on November 13, 2000	10-K	9/27/2005	3.2

3.3	Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on December 11, 2000	10-K	9/27/2005	3.3

3.4	Certificate of Amendment, dated September 16, 2005, to the Restated Certificate of Incorporation	10-K	9/27/2005	3.4

3.5	Certificate of Amendment, dated September 16, 2005, to the Restated Certificate of Incorporation	10-K	9/27/2005	3.5

3.6	Certificate of Amendment, dated February 8, 2007, to the Restated Certificate of Incorporation	DEF 14C	1/17/2007

3.7	Amended and Restated By-Laws of Novo Networks, Inc.	10-K	9/27/2005	3.6

4.1	7% Senior Subordinated Secured Convertible Note Due 2008 in the original principal amount of $3,000,000, dated December 29, 2006, issued by Berliner Communications, Inc. to Sigma Opportunity Fund, LLC	8-K	1/05/07	4.1

4.2	7% Senior Subordinated Secured Convertible Note Due 2008 in the original principal amount of $1,000,000, dated February 2, 2007, issued by Berliner Communications, Inc. to Pacific Asset Partners	8-K	2/8/2007	4.1

4.3	7% Senior Subordinated Secured Convertible Note Due 2008 in the original principal amount of $500,000, dated February 2, 2007, issued by Berliner Communications, Inc. to Operis Partners I LLC	8-K	2/8/2007	4.1

4.4	7% Senior Subordinated Secured Convertible Note Due 2008 in the original principal amount of $1,500,000, dated February 15, 2007, issued by Berliner Communications, Inc. to Sigma Berliner, LLC	8-K	2/22/07	4.1

4.5	Letter Agreement, dated May 14, 2007, to waive certain conversion adjustments of Berliner Communication, Inc.’s 7% Senior Subordinated Secured Convertible Notes Due 2008	10-Q	5/15/2007	4.1

5.1	Form of Opinion of Andrews Kurth LLP as to the validity of the shares				X

		Incorporated by Reference
Exhibit Number	Description	Form	Date	Number	Filed Herewith
8.1
Form of Opinion of Morse, Zelnick, Rose & Lander, LLP as to certain tax matters with respect to the Agreement and Plan of Reorganization, dated September 9, 2008, between Berliner Communications, Inc. and Old Berliner, Inc.
					X

10.1	2001 Equity Incentive Plan	10-Q	5/15/2000	10.1

10.2	Note Purchase Agreement dated as of December 29, 2006 by and among the Registrant, Sigma Opportunity Fund, LLC, Pacific Asset Partners, Operis Partners I LLC and Sigma Berliner, LLC	8-K	1/05/2007	4.1

10.3	Joinder Agreement dated February 2, 2007 by and among the Registrant, Sigma Opportunity Fund, LLC and Pacific Asset Partners	8-K	2/8/2007	10.1

10.4	Joinder Agreement dated February 2, 2007 by and among the Registrant, Sigma Opportunity Fund, LLC and Operis Partners I LLC	8-K	2/8/2007	10.1

10.5	Joinder Agreement dated February 15, 2007 by and among the Registrant, Sigma Opportunity Fund, LLC and Sigma Berliner, LLC	8-K	2/22/07	10.1

10.6	Asset Purchase Agreement, dated as of February 28, 2007, by and among Digital Communication Services, Inc., the Stockholders of Digital Communication Services, Inc. and J&J Leasing Partnership, and BCI Communications, Inc.	8-K	3/06/2007	10.1

10.7	Limited Recourse Promissory Note, dated as of February 28, 2007, issued by BCI Communications, Inc. to J&J Leasing Partnership	8-K	3/06/2007	10.2

10.8	Asset Purchase Agreement, dated as of April 16, 2007, by and between Radian Communication Services, Inc. and BCI Communications, Inc.	8-K	4/20/2007	10.1

10.9	Amendment and Waiver Agreement, dated September 27, 2007, among Berliner Communications, Inc., Sigma Opportunity Fund, LLC, Pacific Asset Partners, LP, Operis Partners I LLC, and Sigma Berliner, LLC	10-K	10/2/2007	10.1

10.10	Employment Agreement, dated as of November 15, 2007, by and between Berliner Communications, Inc. and Raymond A. Cardonne, Jr.	8-K	11/15/2007	10.1

10.11	Employment Agreement, dated December 10, 2007, by and between Berliner Communications, Inc. and Rich B. Berliner.	8-K	12/13/2007	10.1

10.12	Employment Agreement, dated December 10, 2007, by and between Berliner Communications, Inc. and Nicholas Day.	8-K	12/13/2007	10.2

10.13	Employment Agreement, dated December 12, 2007, by and between Berliner Communications, Inc. and Michael S. Guerriero.	8-K	12/13/2007	10.3

		Incorporated by Reference
Exhibit Number	Description	Form	Date	Number	Filed Herewith
10.14	Revolving Credit and Security Agreement, dated April 27, 2008, between BCI Communications, Inc. as borrower and PNC Bank National Association as lender and agent	8-K	4/23/2008	10.1

10.15	$15,000,000 Revolving Credit Note, dated April 17, 2008, between BCI Communications, Inc. as borrower and PNC Bank, National Association as lender and agent	8-K	4/23/2008	10.2

10.16	Guaranty & Suretyship Agreement, dated April 17, 2008, made by Berliner Communications, Inc. as guarantor on behalf of BCI Communications, Inc. and in favor of PNC Bank, National Association	8-K	4/23/2008	10.3

10.17	Subordination & Inter-creditor Agreement, dated April 17, 2008, by and among PNC Bank, National Association as agent for the lenders and Sigma Opportunity Fund, LLC, Sigma Berliner, LLC, Operis Partners I LLC, and Pacific Asset Partners as the subordinated investors	8-K	4/23/2008	10.4

10.18	Amendment to Note Purchase Agreement and Notes and Security Agreement Thereunder, dated April 17, 2008, by and among Berliner Communications, Inc., Sigma Opportunity Fund, LLC, Sigma Berliner, LLC, Operis Partners I LLC, and Pacific Asset Partners	8-K	4/23/2008	10.5

10.19	Agreement and Plan of Reorganization, dated September 9, 2008, between Berliner Communications, Inc. and Old Berliner, Inc.	8-K	9/15/2008	10.1

21.1	Subsidiaries of the Registrant	10-K	10/2/2007	21.1

23.1	Consent of BDO Seidman, LLP				X

23.2	Consent of Andrews Kurth LLP (included in Exhibit 5.1)				X

23.3	Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit 8.1)				X

24.1	Powers of Attorney (included on signature pages)				X

99.1	Form of Proxy Card for Old Berliner, Inc. Stockholders				X

Item 22.   Undertakings

(a)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)           The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(c)           The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)           The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means.  This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)           The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Elmwood Park, New Jersey, on the 30th day of December, 2008.

Berliner Communications, Inc.

By:	/s/ Rich B. Berliner
Name:	Rich B. Berliner
Title:	Chief Executive Officer

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 30, 2008.  Each person whose signature appears below constitutes and appoints Rich B. Berliner and Nicholas Day, each or either of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same, with all the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE	TITLE

/s/ Rich B. Berliner	Chief Executive Officer
Rich B. Berliner	(Principal Executive Officer)

/s/ Raymond A. Cardonne, Jr.	Chief Financial Officer
Raymond A. Cardonne, Jr.	(Principal Financial Officer)

/s/ Mark S. Dailey	Director
Mark S. Dailey

/s/ Peter J. Mixter	Director
Peter J. Mixter

/s/ Mehran Nazari	Director
Mehran Nazari

/s/ John Stevens Robling, Jr.	Director
John Stevens Robling, Jr.

/s/ Thomas Waye	Director
Thomas Waye